Exhibit 99.15

TECHNICAL REPORT,

GEOLOGICAL INTRODUCTION TO GOLD X2 MINING INC.’
S HURONIAN GOLD PROJECT, NORTHWESTERN ONTARIO, CANADA

Prepared For:	Gold X2 Mining Inc.
1030 West Georgia St, Suite 918
Vancouver, BC V6E 2Y3
Canada

Prepared by:	APEX Geoscience Ltd.
#100, 11450-160 ST NW
Edmonton AB T5M 3Y7
Canada

Michael B. Dufresne, M.Sc., P. Geol., P. Geo.

D. Roy Eccles, M.Sc., P. Geol., P. Geo.

Effective Date: 12 September 2025

Signing Date: 23 September 2025

Contents

1	Summary		1
	1.1	Issuer and Purpose	1
	1.2	Authors and Site Inspection	1
	1.3	Property Location, Description and Access	1
	1.4	Geology and Mineralization	2
	1.5	Exploration History	2
	1.6	Current Exploration	3
	1.7	Conclusions and Recommendations	5
	1.8	Recommendations	5
2	Introduction		8
	2.1	Issuer and Purpose	8
	2.2	Authors and Site Inspection	8
	2.3	Sources of Information	10
	2.4	Units of Measure	11
3	Reliance of Other Experts		12
4	Property Description and Location		13
	4.1	Description and Location	13
	4.2	Ownership Summary	18
	4.3	Maintenance	20
	4.4	Surface Rights	21
	4.5	Agreements and Royalties	22
	4.6	Permits, Environment, Consultation, and Significant Factors	25
		4.6.1 Exploration Permits	25
		4.6.2 Environmental	26
		4.6.3 Indigenous Peoples	26
		4.6.4 Significant Factors	26
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		27
	5.1	Accessibility	27
	5.2	Physiography	27
	5.3	Protected Areas	29
	5.4	Climate	29
	5.5	Local Resources and Infrastructure	29
	5.6	Exploration Operating Season	30
6	History		31
	6.1	Historic Past-Producing Mines and Mineral Occurrences (Moss Township)	31
	6.2	Pre-1996 Historical Exploration Summary (Moss Township)	33
	6.3	Post-1996 Historical Exploration Summary (Within-Project)	33
	6.4	Historical Exploration Highlights (Within the Boundaries of the Project)	36
		6.4.1 Geological Mapping and Historic Gold-Mineralized Zones	36
		6.4.2 Geophysical Surveys	36
		6.4.3 Rock Sampling Programs	41
		6.4.4 Trench Channel Sampling Programs	43
		6.4.5 Diamond Drillhole Programs	43
	6.5	Historical Mineral Resource Estimate	52

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7	Geological Setting and Mineralization		53
	7.1	Regional Geology	53
		7.1.1 Tectonic Setting and Archean Supracrustal Assemblages	53
	7.2	Project Geology	56
		7.2.1 Huronian Zone	59
		7.2.2 Fisher Zone (and Sub-Zones)	59
		7.2.3 McKellar Zone	62
		7.2.4 Other Potential Zones	62
	7.3	Mineralization	62
8	Deposit Types		66
	8.1	Greenstone-Hosted Vein Deposits	66
	8.2	Other Potential Deposit Types	68
		8.2.1 Porphyry Gold and Iron Oxide Copper-Gold (IOCG) Deposits	68
		8.2.2 Iron-Oxide-Copper-Gold (IOCG) Deposits	68
	8.3	Volcanogenic Massive Sulphide (VMS) Deposits	70
9	Exploration		72
10	Drilling		73
11	Sample Preparation, Analyses and Security		74
12	Data Verification		76
	12.1 Historical Data Verification Procedures		76
	12.2 Qualified Person Site Inspection		77
	12.3 Validation Limitations		81
	12.4 Adequacy of the Data		81
13	Mineral Processing and Metallurgical Testing		82
14	Mineral Resource Estimates		83
23	Adjacent Properties		85
	23.1 Gold X2 Mining’s Neighbouring Moss Gold Project		85
	23.2 Directly Neighbouring Projects (Other than Gold X2 Mining)		87
	23.3 Other Neighbouring Projects (Other than Gold X2 Mining)		88
24	Other Relevant Data and Information		90
25	Interpretation and Conclusions		91
26	Recommendations		94
27	References		97
28	Certificate of Author		105

Tables

Table 1.1 Work recommendations	7
Table 4.1 Huronian Gold Project Mineral Claim descriptions	15
Table 4.2 Huronian Gold Project Mining Patent descriptions	18
Table 4.3 Net smelter return and buyback option descriptions on Legacy Claims	23
Table 4.4 Net smelter return and buyback option descriptions on Mining Patents	25
Table 6.1 Historical Assessment Reports	34
Table 6.2 Summary of historical, within-project, work programs completed by Pele Mountain, Coventry Resources, and Kesselrun	35
Table 6.3 Historical geophysical survey summary	39

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Table 6.4 Historical diamond drillhole descriptions	47
Table 6.5 Kesselrun Resources Ltd. significant gold intercepts	51
Table 12.1 Qualified Person site inspection stops and analytical gold results	80
Table 26.1 Work recommendations	95

Figures

Figure 2.1 General location of the Huronian Gold Project	9
Figure 4.1. Spatial representation of the Huronian Gold Project mineral land tenure	14
Figure 4.2 Location of the Huronian Gold Project in relation to the Moss Gold Project	19
Figure 5.1. Huronian Gold Project access	28
Figure 5.2 Historical climate conditions in Thunder Bay, ON	30
Figure 6.1 Historical past-producing Ardeen Mine and mineral occurrences associated with the Moss Township	32
Figure 6.2 Historically defined gold-mineralized zones	37
Figure 6.3 Historical geophysical survey areas	38
Figure 6.4 Historical (2023) Total Field Magnetic Intensity geophysical survey	40
Figure 6.5 Location and visual gold value comparisons of historical rock sampling programs	42
Figure 6.6 Location and visual gold value comparisons of historical trench and channel sampling programs	44
Figure 6.7 Historical diamond drillhole locations in the Huronian Gold Project area	45
Figure 6.8 Historical diamond drillhole collars within the mineralized zones	46
Figure 6.9 Histogram of historical core assays from drillholes	50
Figure 7.1. Regional Geology	54
Figure 7.2 Synthesis of events in the west-central Shebandowan Greenstone Belt	55
Figure 7.3 Huronian Gold Project bedrock geology	57
Figure 7.4 Spatial relationship between the Huronian, Fisher, and McKellar mineralized zones	58
Figure 7.5 Schematic Long Section of the Huronian Zone and past-producing Ardeen Mine	60
Figure 7.6 Spatial relationship between the Huronian and Fisher zones	60
Figure 7.7 Cross section looking northeast through the Huronian and Fisher zones	61
Figure 7.8 Cross section looking northeast through the McKellar Zone	63
Figure 7.9 Location of the McKellar West, Span North, and Span South prospects	64
Figure 8.1. Schematic illustration of settings for mesothermal gold deposits	67
Figure 8.2 Schematic diagram of a porphyry copper system in the root zone of an andesitic stratovolcano	69
Figure 8.3 Classification of magmatic-hydrothermal IOGC deposits	69
Figure 8.4 Principal VMS-forming tectonic environments	71
Figure 12.1 Qualified Person site inspection	78
Figure 12.2 Select Qualified Person outcrop and drill core photos	79
Figure 23.1 Neighbouring properties	86

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1              Summary

1.1           Issuer and Purpose

This technical report has been completed on behalf of Gold X2 Mining Inc. (Gold X2 Mining, or the Company). In September 2025, Gold X2 Mining acquired Kesselrun Resources Ltd. and the Huronian Gold Project through a Definitive Agreement between the companies. The Huronian Gold Project occurs in the Thunder Bay District of northwestern Ontario and neighbours Gold X2 Mining’s flagship Moss Gold Project.

Gold X2 Mining’s acquisition of the Huronian Gold Project is material to the Company; hence, the intent of this technical report is to 1) disclose the acquisition of the Project, 2) introduce the geological setting and mineralization, 3) summarize historical exploration work, and 4) make recommendations for future work.

This technical report was prepared in accordance with Canadian Institute of Metallurgical and Petroleum best practice exploration guidelines (CIM 2018), and the Canadian Security Administrator disclosure rule National Instrument 43-101.

1.2           Authors and Site Inspection

This technical report was prepared by Mr. Michael B. Dufresne P. Geol., P. Geo. and Mr. D. Roy Eccles P. Geol., P. Geo., of APEX Geoscience Ltd. The authors are independent of Gold X2 Mining and are Qualified Persons as defined in National Instrument 43-101. The authors have been involved in all aspects of mineral exploration and mineral resource estimations for precious, base, and specialty metal mineral projects and deposits in Canada and internationally.

A Qualified Person site inspection was completed at the Huronian Gold Project by Mr. Dufresne on August 28-29, 2025. During the site visit, Mr. Dufresne was able to observe the location of, and access to, the Project, regional and deposit-scale geological settings, and independently collected outcrop rock samples and drill core samples that enabled the Qualified Person to verify the mineralization that is the subject of this technical report.

1.3           Property Location, Description and Access

The Huronian Gold Project is in the Thunder Bay Mining District, northwestern Ontario, and is approximately 105 km west of the City of Thunder Bay, Ontario. The Huronian Gold Project is approximately 18 km and 44 km southwest of the unincorporated community’s of Kashabowie and Shebandowan Ontario, which are located on Ontario Highway 11.

The Huronian Gold Project mineral tenure is defined by 293 contiguous Mineral Claims (4,776.5 ha) and 4 Mining Patents (404.3 ha). The tenure status of all claims and patents was listed as “Active” at the Effective Date of this technical report.

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Most of the Project is located within the grounds of Crown Treaty 3 and in the traditional territories of the Lac des Mille Lacs and Lac La Croix First Nations, and Métis Nations of Ontario. The northeast part of the Project is located within the lands of the Robinson-Superior Treaty and in the traditional territories of Fort William First Nation, Métis Nations of Ontario and Red Sky Métis Independent Nation.

The Project is accessed by vehicle by travelling approximately 127 km west on Ontario Highway 11 from the City of Thunder Bay, ON, and turning south on to Swamp Road for approximately 12.5 km. From Swamp Road, there are numerous secondary roads and mining/forestry trails that provide access to all Project quadrants.

The Project’s climate, access, and workforce availability enable year-round exploration related to geophysical and drilling activities. Ground exploration (mapping and rock sampling) is confined to the summer and fall seasons.

1.4           Agreement and Royalties

Pursuant to the terms of the Definitive Agreement, each Kesselrun Resources Ltd. shareholder will receive $0.02 in cash and 0.2152 of a common share of Gold X2 Mining in exchange for each Kesselrun Resources Ltd. share held.

All Net Smelter Return royalties relate to ‘Legacy’ Mining Claims (n=152 claims) and Patents (n=4 patents) and range between 2.0% and 2.5%. Various buyback options are available to Gold X2 Mining via 16 separate agreements.

1.5           Geology and Mineralization

The Huronian Gold Project is in the western portion of the Shebandowan Greenstone Belt, within the Wawa-Abitibi Subprovince of the Superior Province. Geological units are Archean in age and metamorphosed to greenschist grade (approaching amphibolite grade with proximity to the larger plutons). The Shebandowan Greenstone Belt is interpreted to have formed in a rifted-arc to back-arc tectonic setting around 2.72 billion years ago. Volcanic events peaked around 2.72 billion years ago, followed by the intrusion of older porphyritic and trondhjemitic sills and plutons.

The Boundary Fault Zone divides the Shebandowan Greenstone Belt from the Quetico Subprovince metasedimentary rocks, which consist of turbiditic wacke, arkose, and quartz arenite and their associated paragneiss and migmatite. The Boundary Fault Zone is strongly sheared where exposed; elsewhere, it is inferred by linear topographic features. The contact is several hundred of metres wide and f o r m s a z o n e t h a t consists of numerous northeast-trending, discrete shear zones. Numerous faults and shear splays related to Boundary Fault Zone occur in the Shebandowan Greenstone Belt domain including within the Huronian Gold Project area. The northeast-trending high-strain and fault zones are locally offset by east-northeast to east-trending moderate strain zones with dextral, sometimes sinistral displacement.

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More than 95% of the Huronian Gold Project occurs within the older and younger suites of the Shebandowan Greenstone Belt. The Project is dominantly underlain by a series of intercalated felsic to mafic metavolcanic rocks, which trend in a northeasterly direction and abruptly change to an easterly trend in the northern section of the Project. There are also intercalated horizons of coarse-grained flows or gabbro sills. The central portion of the Project is bounded by the Moss Lake Syenite Batholith.

Historical work identified several gold-mineralized zones at the Project that include the Huronian Zone, the Fisher Zone and subzones (Main Fisher Zone, Fisher North Hanging wall A and B zones, and Fisher Footwall B A and B zones), and the McKellar Zone. Other potential areas of interest include the McKellar West, Span North, and Span South prospects, and further work is required to assess these areas.

Most of the gold and base metal occurrences in the Huronian Gold Project area are associated with felsic metavolcanics (rhyolite-feldspar porphyry), mafic metavolcanics (basalts), and gabbro (coarse-grained flows). The gold-bearing systems are shear-controlled and coincide with units of feldspar porphyry (altered rhyolite) and iron formation. Four types of gold- and metalliferous-bearing systems have been outlined that include:

•	Quartz veining parallel to shearing,

•	Gold within silicified/brecciated and reworked iron formation,

•	Thermal intrusive zones along gabbro or syenite complexes, and

•	Polymetallic base metal environments along the felsic-mafic metavolcanic contacts.

There are two generations of quartz. The older quartz is milky white with a glassy appearance and has mainly pyrite mineralization. The younger generation of quartz veining, the darker refractory or complex variety, is enriched with chalcopyrite, galena, sphalerite, pyrite, tellurides, and native gold. The auriferous quartz veins typically contain iron carbonate and albite as secondary gangue minerals. Alteration in host rock adjacent to the veins consists of iron carbonate, sericite, and chlorite with local disseminated pyrite next to the veins.

1.6           Exploration History

The Huronian Gold Project encompasses northwestern Ontario’s first historic gold mine – the past-producing Huronian (Moss) Mine, which was later named the Ardeen Mine. The historic mine was discovered in 1871, operated intermittently between 1982 and 1936, with prime production between 1932 and 1936. The mine was closed in 1936. The Qualified Person has been unable to verify the information related to the historic Ardeen Mine, and therefore, the Ardeen Mine information presented is not necessarily indicative of mineralization present within the Issuer's Huronian Gold Project.

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The area has a long history of exploration and mining dating back to the discovery of the past-producing Ardeen Mine. Various parts of the Huronian Gold Project have been explored and held by numerous owners in the superseding period. Between 1957 and 1996, a total of 158 Mineral Assessment Reports were submitted to the Ontario Ministry of Energy and Mines. Between 1996 and the present (through to Gold X2 Mining acquisition of the Project), the general Project area was owned and explored by 4 companies: Pele Mountain (1996-2009), Coventry–Pele Mountain joint-venture (2011-2014), Chalice (2014-2016), and Kesselrun (2016-2025).

Historical exploration work within the boundaries of the Huronian Gold Project include:

•	Prospecting and geological mapping which identified several structurally controlled, gold-mineralized zones at the Project.

•	Between 1991 to 2014, over 215,000 line-kilometres of geophysical surveying was historically flown within a variety of surveys that include magnetic (total field and horizontal gradiometer), electromagnetic, very low frequency electromagnetic, and spectrometer airborne surveys and a ground gravity survey.

•	A grab rock sampling dataset that comprises 915 sample analyses, of which,

o	588 analytical results (64.2%) assayed less than or equal to 0.1 gram/tonne (g/t) gold (Au),

o	211 rock analyses (23.1%) yield greater than 0.1 g/t Au and less than or equal to 3 g/t Au, and

o	116 rock analyses (12.7%) yield greater than 3 g/t Au including 3 values that were over 100 g/t Au (122.52, 407.90, and 1,342.65 g/t Au).

•	A trench sampling dataset comprises 583 sample analyses, of which,

o	171 analytical results (31.7%) assayed less than or equal to 0.1 g/t (Au),

o	294 channel sample analyses (54.7%) yield greater than 0.1 g/t Au and less than or equal to 3 g/t Au, and

o	74 channel sample analyses (13.7%) yield greater than 3 g/t Au including 5 values that were over 25 g/t Au (25.23, 25.56, 28.87, 119.66, and 238.97 g/t Au).

•	A drillhole compilation includes 1935 to 2022 drillhole data. A total of 660 historical diamond drillholes were reviewed, of which 583 drillholes totaling 80,679 m occur within the boundaries of the Huronian Gold Project. Of the 583 holes, there are 43,837 gold assays, the distribution of gold values includes,
o	36,603 analytical results (83.5%) assayed less than or equal to 0.1 g/t (Au),
o	6,958 core analyses (15.9%) yield greater than 0.1 g/t Au and less than or equal to 5 g/t Au

o	275 core analyses (0.6%) yield greater than 5 g/t Au including 2 values that were over 200 g/t Au (291 g/t and 301 g/t Au).

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•	Implying a cutoff of greater than or equal to 1 g/t Au to the drill core analytical data,

o	Analyses above the cutoff yielded an average of 5.86 g/t Au (n=1,387 analyses).

o	Analyses below the cutoff yield an average of 0.060 g/t Au (n=42,450 analyses).

1.7	Current Exploration

Gold X2 Mining has yet to conduct exploration at the Huronian Gold Project. As part of the Purchase Agreement, Kesselrun Resources Ltd. was granted Early Exploration Permit (PR-25-000113), which outlines Mining Act and Environmental Assessment Act requirements for exploration work at the Huronian Gold Project.

1.8          Conclusions and Recommendations

Historical drilling and ground exploration work (mapping, rock and trench sampling, and geophysics) show Gold X2 Mining’s Huronian Gold Project is a project of merit.

The historical work has defined several significant zones of structurally controlled gold mineralization that include:

•	Huronian Zone: Significant because gold mineralization occurs along the same structural trend as the past-producing Ardeen Mine. Drilling the historical mine workings may provide a better understanding of the controls on mineralization that can advance exploration testing for any potential unmined gold mineralization associated with the two-vein system and/or discover mineralized sub-zones (like at the Fisher Zone, see the text that follows).

Mining Patent mineral tenure encompasses a portion of the Huronian Zone (past-producing Ardeen Mine area). The patents grant freehold minerals ownership and permanent property interest including mining and surface rights.

•	Fisher Zone: Significant because 2022-2023 drilling and three-dimensional modelling conducted by Kesselrun Resources Ltd. has shown the Fisher Zone comprises multiple northeast-trending gold mineralized zones that splay off the main shear zone.

Consequently, The Fisher Zone, which was once believed to represent a singular shear zone, has now been expanded and branched into several sub-zones, or mineralized splays. Gold mineralization was also discovered to occur within both the hanging-wall and foot-wall sides of the main zone. The Fisher sub-zones now include the Main Fisher Zone, Fisher North Hanging wall A and B zones, and Fisher Footwall B A and B zones.

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In addition, many of the most anomalous surface or near-surface exposed rock and trench gold sample analyses occur in the Fisher Zone, which has the potential to delineate new drill target areas.

•	McKellar Zone: Significant because the N055°-trending McKellar Zone is interpreted to be the southwestern strike continuation of the Ardeen No. l Vein (Huronian Zone). The shear zone is 4 to 6 m in width and crosscuts mafic metavolcanic rocks and ironstone. Localized host rock fold and fault features may contribute to mineralization patterns within the shear zone where quartz veining is defined by either, a single vein, or series of parallel or oblique quartz veins and lenses.

Lastly, a recent 372-kilometre, electromagnetic and total field magnetic intensity heli-borne survey conducted by Kesselrun Resources Ltd. shows there is excellent correlation between certain geophysical features and gold mineralization. The survey results may help to outline additional structural zones with similar attributes to the known mineralized zones that include the McKellar West, Span North, and Span South prospects.

To conclude, the Huronian Gold Project is a project of merit, there are no currently known significant risks and uncertainties related to the land tenure, geological setting, or the ability to perform exploration work at the Project.

Based on the data compilation and Qualified Person review of the historical data, in conjunction with a Qualified Person personal site inspection, the Qualified Persons state that the vast majority of the historical drillhole data is sufficiently reliable for the purpose of this geological introduction technical report. Pending verification of the historical exploration information and data by Gold X2 Mining, it is the Qualified Persons opinion that large portions of the historical data might be suitable for use in ongoing exploration and target delineation, subsurface modelling, and mineral resource estimation studies.

1.9           Recommendations

A 2-Phase follow-up exploration program is recommended. The total cost of the Phase 1 and Phase 2 work, with 10% contingency, is estimated at CDN$6.435 million (Table 1.1).

Phase 1 emphasizes compiling and re-processing existing geophysical data, new airborne and ground/drone geophysical surveys, surface geological mapping/prospecting and geochemical surveys, verification of historical drill analytical results (re-logging and analyzing historical cores), and preliminary Modifying Factor studies, and preparation of a National Instrument 43-101 mineral resource technical report. The cost of the Phase 1 work, with 10% contingency, is estimated at CDN$1.925 million.

Phase 2 work activities are dependent on the positive results of the Phase 1 work. Phase 2 work includes exploration drilling and historical drillhole twinning, preliminary metallurgical test work, ongoing Modifying Factor studies, and preparation of a National

12 September 2025	6

Instrument 43-101 mineral resource technical report. The cost of the Phase 2 work, with 10% contingency, is estimated at CDN$4.510 million.

Table 1.1 Work recommendations.

		Cost	Subtotal
		estimate	cost
Phase	Item	(CDN$)	(CDN$)

Phase 1	Existing geophysical data compilation, re-processing, and interpretation. Expand existing Moss Gold Project IP survey coverage into the Huronian Gold Project.	$800,000

	Surface geological mapping/prospecting and geochemical surveys	$150,000

	Re-logging and re-assaying of existing core with 4-acid ICP analysis to verify historical drill core results.	$650,000

	Preliminary Modifying Factor studies	$150,000	$1,750,000

Phase 2	Exploration and historical drillhole twinning (50 holes & 10,000 m HQ @ $350/m)	$3,500,000

	Preliminary metallurgical testwork	$225,000

	Ongoing Modifying Factor studies	$300,000

	Mineral resource estimate NI 43-101 technical report	$75,000	$4,100,000
	Subtotal cost (CDN$)		$5,850,000
	10% contingency		$585,000
	Total cost estimate (CDN$		$6,435,000

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2              Introduction

2.1           Issuer and Purpose

Gold X2 Mining Inc. (Gold X2 Mining or the Company) is a growth-oriented gold company focused on the acquisition and advancement of primary gold assets in tier-one jurisdictions. In September 2025, Gold X2 Mining acquired the Huronian Gold Project (or Project) and Kesselrun Resources Ltd. (Kesselrun) through a Definitive Agreement between the companies (Gold X2 Mining, 2025a). The project occurs in the Thunder Bay District of northwestern Ontario (Figure 2.1) and encompasses northwest Ontario’s first historic gold mine: The past-producing Huronian (Moss) Mine (later called the Ardeen Mine) which was discovered in 1871 and operated intermittently to 1936.

Gold X2 Mining’s acquisition of the Huronian Gold Project is material to the Company; hence, the intent of this technical report is to 1) disclose the acquisition of the Project, 2) introduce the geological setting and mineralization, 3) summarize historical exploration work, and 4) make recommendations for future work.

The Huronian Gold Project is directly west, and adjacent, to Gold X2 Mining’s flagship property, the Moss Gold Project (Gold X2 Mining Inc., 2024). It is possible that Gold X2 Mining amalgamates the Huronian and Moss gold projects into a single, future, technical report once the Company has conducted work at the Huronian Gold Project and collectively assesses the Huronian and Moss projects.

This technical report was prepared in accordance with Canadian Institute of Metallurgical and Petroleum (CIM) best practice exploration guidelines (CIM 2018), and the Canadian Security Administrator (CSA) disclosure rule National Instrument 43-101 (NI 43-101).

2.2           Authors and Site Inspection

This technical report was prepared by Mr. Michael B. Dufresne, M.Sc., P. Geol., P. Geo., and Mr. Roy Eccles, M.Sc., P. Geol., P. Geo., of APEX Geoscience Ltd. (APEX). The authors are independent of the Issuer and are Qualified Persons (QPs) as defined in NI 43-101. Mr. Dufresne takes responsibility for Items 7.1, 8, 9, 10, 12.2, 13, 14, 24, and 26. Mr. Eccles takes responsibility for Items 1 to 6, 7.2, 7.3, 11, 12.1, 12.3, 12.4, 23, 25, and 27.

Mr. Dufresne is a Professional Geologist with the Professional Geoscientists of Ontario (PGO; Membership Number 3903), Association of Professional Engineers and Geoscientists of Alberta (APEGA; Membership Number 48439), Association of Professional Engineers and Geoscientists of British Columbia (EGBC; Membership Number 37074), Association of Professional Engineers and Geoscientists of New Brunswick (APEGNB; Membership Number L6534), and Professional Engineers and Professional Geoscientists and Firms practicing in the Northwest Territories and Nunavut (NAPEG; Membership Number L3378).

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Figure 2.1 General location of the Huronian Gold Project.

600000
650000
700000
750000
800000
5500000
5450000
5400000
5350000
5300000
N
Ignace
Upsala
17
Kashabowie
11
Shebandowan
Kaministiquia
102
17
Huronian
Gold Project
17
Rosslyn
Thunder Bay
Kakabeka Falls
130
61
61

Legend

- ★ Project Location
- ● Community / City
- Expressway / Highway
- Huronian Project Boundary
- Provincial Border
- U.S. - Canada Border

Manitoba
Ontario
Quebec
N
0
500
km

GOLDX2

Huronian Gold Project, Ontario, Canada

Property Location

1:1,500,000	UTM N83 Zone 15	September 2025

0 40
km

APEX GEOSCIENCE

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Mr. Dufresne has worked as a geologist for more than 40 years since his graduation from university and has been involved in all aspects and stages of mineral exploration in North America and internationally, including greenstone-hosted precious metal deposits across Canada.

Mr. Eccles is a Professional Geologist registered with the Alberta Association of Professional Geologists and Geophysicists (APEGA; Membership Number 74150) and the Professional Engineers and Geoscientists Newfoundland and Labrador (PEGNL; Membership Number 08287) and has worked as a geologist for more than 35 years since his graduation from university. Specific precious metals experience includes mineral exploration, mineral research, and mineral resource estimations for orogenic (mesothermal) vein deposits, intrusion-related deposits, synvolcanic (epithermal), and other precious metal deposit-types throughout North America.

A personal site inspection was completed at the Huronian Gold Project by Mr. Dufresne on August 28-29, 2025. During the site visit, Mr. Dufresne was able to observe the location of, and access to, the Project, regional and deposit-scale geological settings, and independently collected outcrop rock samples and drill core samples that enabled the QP to verify the mineralization that is the subject of this technical report.

2.3           Sources of Information

The QPs, in writing this technical report, used sources of information as listed in Section 27, References.

Publicly available information and data includes miscellaneous reports, government reports, and scientific papers (e.g., Watson, 1935; Harris, 1970; Bau, 1975; Morton, 1982; Stott, 1981, 1983, 1985; Chorlton, 1987; Osmani, 1993, 1996, 1997; Farrow, 1994; Kukkee, 1995; Beakhouse et al., 1996; Corfu and Stott, 1998; Percival et al., 2006; Corriveau, 2007; Dubé and Gosselin, 2007; Galley et al., 2007; Hart, 2007; Lodge, 2015). The government and journal information and manuscripts were prepared by geologists and engineers that are either professional or have advanced university degrees.

The QP utilized industry assessment reports and news releases, and their associated data (e.g., Kesselrun Resources Ltd. 2017a-b; 2022a-d; 2021a-c; 2022a-e; 2023a-c; 2025). The assessment reports were vetted prior to public dissemination by provincial government employees in accordance with jurisdictional guidelines. Mining news release disclosure is primarily governed by NI 43-101, which sets standards for scientific and technical information related to mineral projects, requiring it to be based on the advice of a QP.

The QP cites previous technical reports prepared on behalf of Gold X2 Mining for their neighbouring Moss Gold Project, which is adjacent to the Huronian Gold Project. These reports were prepared by Reynolds et al. (2023) of CSA Global Consultants Canada Ltd. and Dufresne and Black (2024) of APEX Geoscience Ltd., respectively. The QPs have reviewed the 2023-2024 technical report information and utilized portions of the reports

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in this document (mainly in reference to background geology and mineral deposit models).

Legal information regarding the Huronian Mineral Project land tenure presented in Item 4 has not been independently verified; however, a QP review of the Ontario Mineral Lands Administration System (https://www.ontario.ca/page/mining-lands-administration-system) confirms government documentation that the Mineral Claims and Mining Patents are active and in good standing as of the Effective Date of this technical report.

To the best of their knowledge, the QPs review of the sources of information, and the subsequent summary of the relevant scientific and technical information presented in this introductory technical report, represent a reasonable and valid contribution to geology and mineral potential of the Huronian Gold Project. Accordingly, the QPs takes ownership of all scientific and technical information within their respective report Items of this current technical report.

2.4           Units of Measure

With respect to units of measure, unless otherwise stated, this technical report uses:

•	Abbreviated shorthand consistent with the International System of Units (International Bureau of Weights and Measures, 2006).

•	Geographic coordinates are projected in the Universal Transverse Mercator (UTM) system, Zone 15 of the North American Datum (NAD) 1983.

•	Currency in Canadian dollars (CDN$), unless otherwise specified (e.g., U.S. dollars, US$; Euro dollars, €).

12 September 2025	11

3              Reliance of Other Experts

The QPs are not qualified to provide an opinion or comment on issues related to legal agreements, royalties, permitting and environmental matters. Accordingly, the QPs of this technical report disclaim portions of Item 4, Property Description and Location.

Specifically, the QPs rely entirely on the following documents as the pertain to the legal status and any underlying legal agreements in relation to the acquisition of the Huronian Gold Project and Kesselrun Resources Ltd. by Gold X2 Mining Inc.

1.	A document entitled “Goldshore – LOI (Final) – Goldshore Executed.PDF” dated August 7, 2025, that was provided to the QPs by Gold X2 Mining’s Management Team on September 12, 2025. The document is an Indication of Interest that outlines the proposed transaction between Goldshore (now Gold X2 Mining) and Kesselrun.

2.	An in-preparation News Release entitled, “Gold X2 signs Definitive Agreement to acquire Kesselrun Resources” that was provided to the QPs by Gold X2 Mining’s Management Team on September 15, 2025. The News Release documents the announcement of the arrangement agreement.

3.	A summary of the Net Smelter Return royalties and buyback options was provided to the QPs by Gold X2 Mining’s Management Team on September 16, 2025, in an Excel Spreadsheet.

A summary of Definitive Agreement and underlying legal agreements is referenced in Sections 4.2, Ownership Summary, and 4.5 Agreements and Royalties.

12 September 2025	12

4              Property Description and Location

4.1           Description and Location

The Huronian Gold Project is approximately 18 km and 44 km southwest of the unincorporated community’s of Kashabowie and Shebandowan ON, which are located on Ontario Highway 11. The Project is in the Thunder Bay Mining District, northwestern Ontario, and is approximately 105 km west of the City of Thunder Bay, ON.

The Huronian Gold Project mineral tenure is defined by 293 contiguous Mineral Claims (4,776.5 ha) and 4 Mining Patents (404.3 ha; Figure 4.1, Table 4.1, Table 4.2). The claims and patents are owned 100% by Kesselrun (yet to be transferred to Gold X2 Mining). The tenure status of all claims and patents was listed as “Active” at the Effective Date of this technical report (Ontario Mineral Lands Administration System; https://www.ontario.ca/page/mining-lands-administration-system).

The Mining Claim types include both Single Cell (SCMC) and Boundary Cell (BMC) claims. Most of the claims (279 claims or 95%) occur within the Moss Township (NTS 52B10). The remaining claims extend southward into the northernmost Powell Lake or Nelson Lake areas (NTS 52B07). The centroid of the contiguous Mining Claims occurs at approximately UTM zone 15U, NAD83, 665424 m East and 5378951 m North.

Kesselrun Mining Patents PAT-15491 and PAT-15492, which are 65.58 ha and 67.50 ha in size respectively, occur in the central portion of the Huronian mineral claims at approximately UTM zone 15U, NAD83, 663918 m East and 5378742 m North. The Patents were granted in 1858 and include mining and surface rights that encompass the area surrounding the historic and past-producing Ardeen Mine (Table 4.2).

Kesselrun Mining Patents PAT-27361 and PAT-27362 are 150.96 ha and 130.46 ha in size, respectively, were granted in 1997, and occur in the northern portion of the Project at approximately UTM zone 15U, NAD83, 667805 m East and 5382940 m North. Patents PAT-27361, and PAT-27362 include mining rights only (and not surface rights).

The Huronian Gold Project is directly west, and adjacent, to Gold X2 Mining’s flagship property, the Moss Gold Project, which has been divided by Gold X2 Mining into 4 blocks: Moss, Hamlin, Coldstream, and Vanguard (Figure 4.2; Gold X2 Mining Inc., 2024). The Moss Gold Project encompasses a total project area of 19,708 ha that includes 1) 573 Mining Claims (18,122 ha), 2) 5 Mining Licences of Occupation (534 ha), 3) 2 Mining Leases (216 ha), and 4) 48 Mining Patents (836 ha).

Most of the Project is located within the grounds of Crown Treaty 3 and in the traditional territories of the Lac des Mille Lacs and Lac La Croix First Nations, and Métis Nations of Ontario. The northeast part of the Project is located within the lands of the Robinson-Superior Treaty and in the traditional territories of Fort William First Nation, Métis Nations of Ontario and Red Sky Métis Independent Nation.

12 September 2025	13

Figure 4.1. Spatial representation of the Huronian Gold Project mineral land tenure (Mining Claims and Mining Patents).

660000
665000
670000
5380000
5375000
PAT-27362
PAT-27361
PAT-15491
PAT-15492
N
Legend
Gold X² Land Tenure
Mining Claim, Tenure ID
Mining Patent, Tenure ID
GOLDX²
Huronian Gold Project, Ontario, Canada
Mining Claims and Patents
1:80,000
UTM N83 Zone 15
September 2025
0
3
km
APEX GEOSCIENCE

12 September 2025	14

Table 4.1 Huronian Gold Project Mineral Claim descriptions.

									Total	Available	Available	Total	Yearly	Available
			Anniversary		Area		Tenure	Work	work	exploration	consultation	available	assessment	assessment
Tenure ID	Legacy Claims	Issue date	date	Tenure type	(ha)	100% Registered holder	status	required	applied	reserve	reserve	reserve	assignment	assignment
102438	1202036	10-Apr-2018	12-Jan-2030	Mining Claim	16.70	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
102623	1022636, 1217105, 835310	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,807	$0	$3,807	$50,000	$50,000
102713	1195940, 1210245, 1210776, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,115	$0	$1,115	$50,000	$50,000
102823	1215751, 1215752, 835186, 835189, 835190	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$4,346	$0	$4,346	$50,000	$50,000
102825	1172395, 1172396, 1196921	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,323	$0	$1,323	$50,000	$50,000
102845	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	3.26	Kesselrun Resources Ltd.	Active	$200	$2,200	$62,653	$0	$62,653	$50,000	$50,000
102846	1196870, 1215147	10-Apr-2018	04-Nov-2030	Mining Claim	18.39	Kesselrun Resources Ltd.	Active	$200	$1,800	$2,356	$0	$2,356	$50,000	$50,000
102889	1022635, 1172366, 1172375, 1215760	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$4,388	$0	$4,388	$50,000	$50,000
102890	1022635, 1215760	10-Apr-2018	06-May-2030	Mining Claim	9.07	Kesselrun Resources Ltd.	Active	$200	$1,800	$2,801	$0	$2,801	$50,000	$50,000
102891	1172375, 1172386, 1215760, 873518	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,130	$0	$3,130	$50,000	$50,000
102948	1022635	10-Apr-2018	06-Feb-2030	Mining Claim	3.64	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,459	$0	$1,459	$50,000	$50,000
102971	1172317, 1172395, 1196921	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,607	$0	$1,607	$50,000	$50,000
103014	1196921, 3001507, 835196, 835197	10-Apr-2018	07-Feb-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,679	$0	$1,679	$50,000	$50,000
103132	1196147	10-Apr-2018	04-Oct-2030	Mining Claim	9.27	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
103133	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	0.18	Kesselrun Resources Ltd.	Active	$200	$1,800	$855	$0	$855	$50,000	$50,000
103322	1202302	10-Apr-2018	16-Sep-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,334	$0	$1,334	$50,000	$50,000
117437	1202302	10-Apr-2018	16-Sep-2030	Mining Claim	7.05	Kesselrun Resources Ltd.	Active	$200	$2,000	$460	$0	$460	$50,000	$50,000
117960	1205203, 1205287, 1210792	10-Apr-2018	27-Sep-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,551	$0	$1,551	$50,000	$50,000
117967	1157497, 1196921, 1202302	10-Apr-2018	05-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,323	$0	$1,323	$50,000	$50,000
117981	1196239, 1209440, 1209698	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$18,585	$0	$18,585	$50,000	$50,000
117982	1209698	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$16,541	$0	$16,541	$50,000	$50,000
117989	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,104	$0	$1,104	$50,000	$50,000
117990	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	5.35	Kesselrun Resources Ltd.	Active	$200	$1,800	$279	$0	$279	$50,000	$50,000
117995	1022637, 1224629, 835305	10-Apr-2018	03-Dec-2030	Mining Claim	14.92	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,620	$0	$3,620	$50,000	$50,000
118090	677472, 677473, 677476, 677477, 835304, 873522	10-Apr-2018	25-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,200	$5,328	$0	$5,328	$50,000	$50,000
118138	1215752	10-Apr-2018	04-Nov-2030	Mining Claim	8.11	Kesselrun Resources Ltd.	Active	$200	$1,800	$2,476	$0	$2,476	$50,000	$50,000
118165	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	12.72	Kesselrun Resources Ltd.	Active	$200	$2,200	$132,907	$0	$132,907	$50,000	$50,000
118166	1196870, 1215147, 813163	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,424	$0	$2,424	$50,000	$50,000
118168	1215450, 1215451	10-Apr-2018	14-Aug-2030	Mining Claim	21.29	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,884	$0	$1,884	$50,000	$50,000
118179	1172387	10-Apr-2018	01-Nov-2030	Mining Claim	13.44	Kesselrun Resources Ltd.	Active	$200	$2,000	$5,392	$0	$5,392	$50,000	$50,000
118203	1172317, 1172345, 1172346, 1172347, 1172385, 1172395	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$63,523	$0	$63,523	$50,000	$50,000
118204	1157496, 1172315, 1172316, 1172317, 1172345, 1172346	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$2,800	$153,956	$0	$153,956	$50,000	$50,000
118233	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	3.65	Kesselrun Resources Ltd.	Active	$200	$1,800	$325	$0	$325	$50,000	$50,000
118234	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	3.03	Kesselrun Resources Ltd.	Active	$200	$1,800	$268	$0	$268	$50,000	$50,000
118273	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,107	$0	$1,107	$50,000	$50,000
118274	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,114	$0	$1,114	$50,000	$50,000
118275	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,188	$0	$1,188	$50,000	$50,000
118302	1202264, 1202265	10-Apr-2018	11-Aug-2030	Mining Claim	19.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,050	$0	$3,050	$50,000	$50,000
118435	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	21.32	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,234	$0	$1,234	$50,000	$50,000
121556	786524, 786525, 786528, 786529	10-Apr-2018	08-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,271	$0	$2,271	$50,000	$50,000
124481	1022636, 1215760, 1217105, 835311	10-Apr-2018	06-May-2030	Mining Claim	15.20	Kesselrun Resources Ltd.	Active	$200	$1,800	$3,351	$0	$3,351	$50,000	$50,000
124510	1205201, 1205203, 1210792	10-Apr-2018	06-Dec-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,266	$0	$1,266	$50,000	$50,000
124511	1209441, 1215831, 677474, 677475	10-Apr-2018	25-Jan-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,200	$5,309	$0	$5,309	$50,000	$50,000
125020	835312, 835313, 873515, 873516	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$4,708	$0	$4,708	$50,000	$50,000
125032	1215452, 1215454	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,106	$0	$1,106	$50,000	$50,000
125033	1210776, 1215452, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,224	$0	$2,224	$50,000	$50,000
125034	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,296	$0	$1,296	$50,000	$50,000
125035	1215451, 1215452	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,188	$0	$1,188	$50,000	$50,000
125040	1157666, 1157670, 1172350, 1209441, 677468, 677469, 677471	10-Apr-2018	25-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,200	$84,162	$0	$84,162	$50,000	$50,000
125716	1205204, 1205287, 1210792, 786524, 786529	10-Apr-2018	06-Dec-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,256	$0	$1,256	$50,000	$50,000
125717	1205201, 1210792	10-Apr-2018	06-Dec-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,268	$0	$1,268	$50,000	$50,000
125738	1172315, 1172316, 1172345, 873520	10-Apr-2018	31-Oct-2030	Mining Claim	20.23	Kesselrun Resources Ltd.	Active	$200	$1,400	$600,588	$0	$600,588	$50,000	$50,000
125786	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	1.32	Kesselrun Resources Ltd.	Active	$200	$1,800	$206	$0	$206	$50,000	$50,000
125839	1196240	10-Apr-2018	19-Apr-2030	Mining Claim	18.43	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,089	$0	$1,089	$50,000	$50,000
125843	1195937, 4282611	10-Apr-2018	22-Jul-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$972	$0	$972	$50,000	$50,000
125845	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	2.83	Kesselrun Resources Ltd.	Active	$200	$1,800	$139	$0	$139	$50,000	$50,000
126380	1210243	10-Apr-2018	24-Apr-2030	Mining Claim	6.46	Kesselrun Resources Ltd.	Active	$200	$1,800	$278	$0	$278	$50,000	$50,000
126387	1210776, 1215451, 3001505, 4282611	10-Apr-2018	14-Aug-2030	Mining Claim	20.77	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,080	$0	$1,080	$50,000	$50,000
126388	3001505, 3001506	10-Apr-2018	07-Feb-2030	Mining Claim	20.76	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
126480	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	17.82	Kesselrun Resources Ltd.	Active	$200	$1,800	$913	$0	$913	$50,000	$50,000
126481	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	18.03	Kesselrun Resources Ltd.	Active	$200	$1,800	$842	$0	$842	$50,000	$50,000
127181	1202302	10-Apr-2018	16-Sep-2030	Mining Claim	3.00	Kesselrun Resources Ltd.	Active	$200	$2,000	$163	$0	$163	$50,000	$50,000
132986	813160, 813161, 813162, 813163, 813164, 813165	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,363	$0	$2,363	$50,000	$50,000
134283	835178, 835184	10-Apr-2018	27-Nov-2030	Mining Claim	16.69	Kesselrun Resources Ltd.	Active	$200	$2,000	$4,709	$0	$4,709	$50,000	$50,000
134356	677474, 677475, 677478, 677479	10-Apr-2018	25-Jan-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,200	$5,121	$0	$5,121	$50,000	$50,000
134357	677475, 677479	10-Apr-2018	25-Jan-2030	Mining Claim	11.01	Kesselrun Resources Ltd.	Active	$200	$2,000	$5,272	$0	$5,272	$50,000	$50,000
149616	835188, 835189, 835196, 835197	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,028	$0	$3,028	$50,000	$50,000
153656	1215752	10-Apr-2018	04-Nov-2030	Mining Claim	3.43	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,563	$0	$1,563	$50,000	$50,000
153657	1215752, 835184	10-Apr-2018	04-Nov-2030	Mining Claim	18.80	Kesselrun Resources Ltd.	Active	$200	$1,800	$4,439	$0	$4,439	$50,000	$50,000
153677	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	12.05	Kesselrun Resources Ltd.	Active	$200	$2,200	$1,365	$0	$1,365	$50,000	$50,000
153748	1215147, 786542, 786543, 813163, 813164, 813165	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,814	$0	$2,814	$50,000	$50,000
153749	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,780	$0	$2,780	$50,000	$50,000
154306	1202036, 1209470	10-Apr-2018	23-Aug-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$0	$0	$0	$50,000	$50,000
154308	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	2.16	Kesselrun Resources Ltd.	Active	$200	$1,800	$133	$0	$133	$50,000	$50,000
154309	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	3.48	Kesselrun Resources Ltd.	Active	$200	$1,800	$432	$0	$432	$50,000	$50,000
154946	1196147	10-Apr-2018	04-Oct-2030	Mining Claim	20.08	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
154947	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	8.76	Kesselrun Resources Ltd.	Active	$200	$1,800	$455	$0	$455	$50,000	$50,000
156286	1215451	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,105	$0	$1,105	$50,000	$50,000
162366	1215451	10-Apr-2018	14-Aug-2030	Mining Claim	15.30	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,942	$0	$1,942	$50,000	$50,000
169650	835313, 873515	10-Apr-2018	30-Dec-2030	Mining Claim	7.88	Kesselrun Resources Ltd.	Active	$200	$2,000	$470	$0	$470	$50,000	$50,000
169665	1215452, 1215454	10-Apr-2018	14-Aug-2030	Mining Claim	17.93	Kesselrun Resources Ltd.	Active	$200	$1,800	$927	$0	$927	$50,000	$50,000
169669	1022637	10-Apr-2018	27-Jan-2030	Mining Claim	2.43	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,092	$0	$1,092	$50,000	$50,000
169698	1210792, 1215758, 786523, 786524	10-Apr-2018	13-Dec-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,246	$0	$1,246	$50,000	$50,000
169700	1210245, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,188	$0	$1,188	$50,000	$50,000
170341	1172366, 1172367, 1172368, 1172369, 1172387, 1172388, 835178, 835179, 835187	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,603	$0	$5,603	$50,000	$50,000
170345	1210792	10-Apr-2018	25-Oct-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,481	$0	$1,481	$50,000	$50,000
170367	1172345, 1172385, 873519, 873520	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,482	$0	$1,482	$50,000	$50,000
170895	1172356, 1172366, 1172367, 1172375, 835187, 863760	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,137	$0	$3,137	$50,000	$50,000
170939	1196239, 1196240	10-Apr-2018	19-Apr-2030	Mining Claim	19.66	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,256	$0	$1,256	$50,000	$50,000
170942	1195937, 1210776, 4282611	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,188	$0	$1,188	$50,000	$50,000
170944	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,115	$0	$1,115	$50,000	$50,000
171623	1205202, 1205204, 1205287	10-Apr-2018	06-Dec-2030	Mining Claim	15.92	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,257	$0	$1,257	$50,000	$50,000
173079	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,381	$0	$2,381	$50,000	$50,000
173127	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,107	$0	$1,107	$50,000	$50,000
173146	1202265	10-Apr-2018	11-Aug-2030	Mining Claim	13.91	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,224	$0	$3,224	$50,000	$50,000
173163	1196921, 1202302	10-Apr-2018	16-Sep-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,257	$0	$1,257	$50,000	$50,000
175217	1215451	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,188	$0	$1,188	$50,000	$50,000
178231	786521, 786526, 786541, 786545	10-Apr-2018	26-Jun-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,349	$0	$2,349	$50,000	$50,000
179548	677479	10-Apr-2018	25-Jan-2030	Mining Claim	6.30	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,256	$0	$1,256	$50,000	$50,000

12 September 2025	15

Table 4.1, Continued.

									Total	Available	Available	Total	Yearly	Available
			Anniversary		Area		Tenure	Work	work	exploration	consultation	available	assessment	assessment
Tenure ID	Legacy Claims	Issue date	date	Tenure type	(ha)	100% Registered holder	status	required	applied	reserve	reserve	reserve	assignment	assignment
179566	677473, 677474, 677477, 677478	10-Apr-2018	25-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,200	$40,290	$0	$40,290	$50,000	$50,000
182425	1209698, 1215831, 677475	10-Apr-2018	08-Nov-2030	Mining Claim	19.89	Kesselrun Resources Ltd.	Active	$200	$1,800	$6,648	$0	$6,648	$50,000	$50,000
182441	873515, 873516, 873519, 873520	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,897	$0	$2,897	$50,000	$50,000
182446	1209698	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,746	$0	$2,746	$50,000	$50,000
182467	1022637, 835305, 835307, 835308	10-Apr-2018	03-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$4,843	$0	$4,843	$50,000	$50,000
183111	1215752	10-Apr-2018	04-Nov-2030	Mining Claim	6.34	Kesselrun Resources Ltd.	Active	$200	$1,800	$2,285	$0	$2,285	$50,000	$50,000
183154	1210792	10-Apr-2018	25-Oct-2030	Mining Claim	16.58	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,186	$0	$1,186	$50,000	$50,000
183156	835307, 835308, 835309	10-Apr-2018	30-Dec-2030	Mining Claim	16.23	Kesselrun Resources Ltd.	Active	$200	$2,000	$4,500	$0	$4,500	$50,000	$50,000
186922	786541, 786542, 786544, 786545	10-Apr-2018	26-Jun-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,791	$0	$2,791	$50,000	$50,000
188405	1157668, 1157671, 1164876, 1172348, 1196239, 1196240, 1196923	10-Apr-2018	06-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,480	$0	$1,480	$50,000	$50,000
188409	1022637	10-Apr-2018	27-Jan-2030	Mining Claim	0.73	Kesselrun Resources Ltd.	Active	$200	$2,000	$763	$0	$763	$50,000	$50,000
189079	1196870, 1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,270	$0	$3,270	$50,000	$50,000
189081	1209770, 1215450, 1215451, 3001505	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,885	$0	$1,885	$50,000	$50,000
189099	1022635, 1172366, 1172369, 1172387	10-Apr-2018	01-Nov-2030	Mining Claim	17.21	Kesselrun Resources Ltd.	Active	$200	$2,000	$4,741	$0	$4,741	$50,000	$50,000
189105	1135466, 1157496, 1164874, 1172316, 1172340	10-Apr-2018	05-Nov-2030	Mining Claim	17.42	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,364	$0	$1,364	$50,000	$50,000
189106	1164874, 1164875	10-Apr-2018	31-Oct-2030	Mining Claim	7.77	Kesselrun Resources Ltd.	Active	$200	$2,000	$448	$0	$448	$50,000	$50,000
189128	1202265, 1224629, 873522	10-Apr-2018	21-Apr-2030	Mining Claim	20.99	Kesselrun Resources Ltd.	Active	$200	$1,800	$3,949	$0	$3,949	$50,000	$50,000
189202	1196240	10-Apr-2018	19-Apr-2030	Mining Claim	17.93	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,038	$0	$1,038	$50,000	$50,000
189205	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	1.51	Kesselrun Resources Ltd.	Active	$200	$1,800	$75	$0	$75	$50,000	$50,000
190543	3001506	10-Apr-2018	07-Feb-2030	Mining Claim	0.00	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
191876	1202036	10-Apr-2018	12-Jan-2030	Mining Claim	0.83	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
191877	1202036, 1202264	10-Apr-2018	11-Aug-2030	Mining Claim	20.70	Kesselrun Resources Ltd.	Active	$400	$4,000	$0	$0	$0	$50,000	$50,000
196949	1157667, 1157668, 1172348, 1172349, 1196239, 1196924	10-Apr-2018	02-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$51,246	$0	$51,246	$50,000	$50,000
196950	1022636	10-Apr-2018	27-Jan-2030	Mining Claim	10.70	Kesselrun Resources Ltd.	Active	$200	$2,000	$2,861	$0	$2,861	$50,000	$50,000
196992	1209698	10-Apr-2018	06-Aug-2030	Mining Claim	18.27	Kesselrun Resources Ltd.	Active	$200	$1,800	$3,354	$0	$3,354	$50,000	$50,000
197781	786521, 786522, 786525, 786526	10-Apr-2018	08-Jun-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,562	$0	$3,562	$50,000	$50,000
198397	813159, 813160, 813165, 813166	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,406	$0	$2,406	$50,000	$50,000
205115	786521, 786545	10-Apr-2018	26-Jun-2030	Mining Claim	1.16	Kesselrun Resources Ltd.	Active	$200	$2,000	$170	$0	$170	$50,000	$50,000
207052	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	16.93	Kesselrun Resources Ltd.	Active	$200	$1,800	$881	$0	$881	$50,000	$50,000
207585	1022636, 835308, 835309, 835310	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,034	$0	$5,034	$50,000	$50,000
207602	1157496, 1157497, 1172317, 1196921	10-Apr-2018	05-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,245	$0	$1,245	$50,000	$50,000
207611	1157670, 1196924, 1209440	10-Apr-2018	02-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,011	$0	$2,011	$50,000	$50,000
207612	1209698, 813158, 813159	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,352	$0	$2,352	$50,000	$50,000
207613	1209698, 813157, 813158	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,557	$0	$3,557	$50,000	$50,000
207614	1205202, 1205204, 1209698, 813157	10-Apr-2018	06-Dec-2030	Mining Claim	20.58	Kesselrun Resources Ltd.	Active	$200	$1,800	$2,577	$0	$2,577	$50,000	$50,000
207621	1164876, 1164877, 1172348	10-Apr-2018	31-Oct-2030	Mining Claim	17.76	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,058	$0	$1,058	$50,000	$50,000
207622	1157671, 1164875, 1164876, 1196240, 1196923	10-Apr-2018	06-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,267	$0	$1,267	$50,000	$50,000
207642	835311, 835312, 873516, 873517	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,029	$0	$5,029	$50,000	$50,000
208257	1215752	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$5,091	$0	$5,091	$50,000	$50,000
208258	1172396, 1196921, 835197, 863760	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,719	$0	$1,719	$50,000	$50,000
208277	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	5.82	Kesselrun Resources Ltd.	Active	$200	$2,200	$60,960	$0	$60,960	$50,000	$50,000
208278	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	6.44	Kesselrun Resources Ltd.	Active	$200	$2,200	$728	$0	$728	$50,000	$50,000
208299	1210792	10-Apr-2018	25-Oct-2030	Mining Claim	17.19	Kesselrun Resources Ltd.	Active	$200	$2,000	$2,167	$0	$2,167	$50,000	$50,000
208300	1210792	10-Apr-2018	25-Oct-2030	Mining Claim	12.11	Kesselrun Resources Ltd.	Active	$200	$2,000	$684	$0	$684	$50,000	$50,000
208302	835309, 835313	10-Apr-2018	30-Dec-2030	Mining Claim	8.33	Kesselrun Resources Ltd.	Active	$200	$2,000	$475	$0	$475	$50,000	$50,000
208391	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,404	$0	$1,404	$50,000	$50,000
209878	835304, 835305, 835306, 835307	10-Apr-2018	03-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,255	$0	$5,255	$50,000	$50,000
210409	835306, 835307	10-Apr-2018	03-Dec-2030	Mining Claim	12.87	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,728	$0	$3,728	$50,000	$50,000
217796	1022636	10-Apr-2018	27-Jan-2030	Mining Claim	2.16	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,088	$0	$1,088	$50,000	$50,000
217817	1209440, 1209698, 1215831	10-Apr-2018	08-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$5,619	$0	$5,619	$50,000	$50,000
217821	1135465, 1135466, 1157496, 1157497	10-Apr-2018	05-Nov-2030	Mining Claim	16.71	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,002	$0	$1,002	$50,000	$50,000
218356	1210776, 1215451, 1215452	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,114	$0	$1,114	$50,000	$50,000
218357	1215451, 1215452	10-Apr-2018	14-Aug-2030	Mining Claim	17.16	Kesselrun Resources Ltd.	Active	$200	$1,800	$885	$0	$885	$50,000	$50,000
218385	1210243, 1210245, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,080	$0	$1,080	$50,000	$50,000
218386	1210245, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,109	$0	$1,109	$50,000	$50,000
219013	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$2,385	$0	$2,385	$50,000	$50,000
219034	1164874, 1172315, 1172316, 1172340, 1172365	10-Apr-2018	31-Oct-2030	Mining Claim	19.53	Kesselrun Resources Ltd.	Active	$200	$1,400	$812,998	$0	$812,998	$50,000	$50,000
219095	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	5.71	Kesselrun Resources Ltd.	Active	$200	$1,800	$760	$0	$760	$50,000	$50,000
219149	1196240	10-Apr-2018	19-Apr-2030	Mining Claim	11.19	Kesselrun Resources Ltd.	Active	$200	$2,000	$653	$0	$653	$50,000	$50,000
219153	1215453, 1215454	10-Apr-2018	14-Aug-2030	Mining Claim	12.49	Kesselrun Resources Ltd.	Active	$200	$1,800	$648	$0	$648	$50,000	$50,000
219705	1215451, 3001505	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,056	$0	$1,056	$50,000	$50,000
219706	3001505	10-Apr-2018	07-Feb-2030	Mining Claim	0.66	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
219825	1209441, 677471, 677473, 677474	10-Apr-2018	25-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,200	$87,636	$0	$87,636	$50,000	$50,000
219842	1205202, 1205204, 1205287, 786529	10-Apr-2018	06-Dec-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,677	$0	$1,677	$50,000	$50,000
220466	1209770, 3001506, 3001507, 835195	10-Apr-2018	07-Feb-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$0	$0	$0	$50,000	$50,000
220467	3001506	10-Apr-2018	07-Feb-2030	Mining Claim	20.90	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
225777	1135465, 1157497, 1196921, 1202302	10-Apr-2018	05-Nov-2030	Mining Claim	9.97	Kesselrun Resources Ltd.	Active	$200	$2,000	$595	$0	$595	$50,000	$50,000
225797	1164874, 1164875, 1164876, 1164877, 1172365	10-Apr-2018	31-Oct-2030	Mining Claim	21.04	Kesselrun Resources Ltd.	Active	$200	$1,400	$330,202	$0	$330,202	$50,000	$50,000
225823	1215760, 873517, 873518	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$4,824	$0	$4,824	$50,000	$50,000
225824	1210245, 4282611	10-Apr-2018	29-Apr-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,048	$0	$2,048	$50,000	$50,000
226502	1224629, 835304, 835305, 873522	10-Apr-2018	21-Apr-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,807	$0	$3,807	$50,000	$50,000
226506	1164875, 1196240, 1196923	10-Apr-2018	31-Oct-2030	Mining Claim	7.14	Kesselrun Resources Ltd.	Active	$200	$2,000	$421	$0	$421	$50,000	$50,000
227048	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	4.24	Kesselrun Resources Ltd.	Active	$200	$1,800	$481	$0	$481	$50,000	$50,000
227067	1172385, 1172386, 873518, 873519	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,512	$0	$1,512	$50,000	$50,000
227147	1215451, 3001505	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,085	$0	$1,085	$50,000	$50,000
227148	1215451, 3001505	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,138	$0	$1,138	$50,000	$50,000
227149	3001505	10-Apr-2018	07-Feb-2030	Mining Claim	21.28	Kesselrun Resources Ltd.	Active	$200	$1,800	$108	$0	$108	$50,000	$50,000
227409	4282611	10-Apr-2018	14-Apr-2030	Mining Claim	2.61	Kesselrun Resources Ltd.	Active	$200	$2,200	$81	$0	$81	$50,000	$50,000
227410	4282611	10-Apr-2018	14-Apr-2030	Mining Claim	19.77	Kesselrun Resources Ltd.	Active	$200	$2,200	$523	$0	$523	$50,000	$50,000
228452	1202302, 3001507	10-Apr-2018	07-Feb-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,245	$0	$1,245	$50,000	$50,000
229747	1202036	10-Apr-2018	12-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$0	$0	$0	$50,000	$50,000
229748	1202036	10-Apr-2018	12-Jan-2030	Mining Claim	11.04	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
241281	1224629	10-Apr-2018	11-Aug-2030	Mining Claim	12.74	Kesselrun Resources Ltd.	Active	$200	$2,200	$3,086	$0	$3,086	$50,000	$50,000
241282	1210776, 1215451, 4282611	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,096	$0	$1,096	$50,000	$50,000
245544	786526, 786527, 786541, 813166	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,667	$0	$2,667	$50,000	$50,000
245566	677470, 677471, 677472, 677473, 835304, 835306	10-Apr-2018	25-Jan-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,200	$5,064	$0	$5,064	$50,000	$50,000
246874	4282611	10-Apr-2018	14-Apr-2030	Mining Claim	18.95	Kesselrun Resources Ltd.	Active	$200	$2,200	$141	$0	$141	$50,000	$50,000
253063	786541, 786542, 813165, 813166	10-Apr-2018	26-Jun-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,435	$0	$2,435	$50,000	$50,000
257649	1202302, 3001506, 3001507	10-Apr-2018	07-Feb-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$0	$0	$0	$50,000	$50,000
257667	1202302	10-Apr-2018	16-Sep-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,266	$0	$1,266	$50,000	$50,000
257668	1202302	10-Apr-2018	16-Sep-2030	Mining Claim	0.89	Kesselrun Resources Ltd.	Active	$200	$2,000	$55	$0	$55	$50,000	$50,000
257669	3001506	10-Apr-2018	07-Feb-2030	Mining Claim	15.97	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
258435	1205287	10-Apr-2018	27-Sep-2030	Mining Claim	9.12	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,256	$0	$1,256	$50,000	$50,000
264450	786521, 786522	10-Apr-2018	08-Jun-2030	Mining Claim	0.55	Kesselrun Resources Ltd.	Active	$200	$2,000	$150	$0	$150	$50,000	$50,000
265520	1172349, 1172350	10-Apr-2018	31-Oct-2030	Mining Claim	18.16	Kesselrun Resources Ltd.	Active	$200	$1,800	$387,430	$0	$387,430	$50,000	$50,000
265522	1022636, 1217105, 835310, 835311, 835312	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,253	$0	$5,253	$50,000	$50,000
265565	1196239, 1196924, 1209440	10-Apr-2018	02-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,273	$0	$1,273	$50,000	$50,000
265566	1209698, 813159, 813160	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,823	$0	$2,823	$50,000	$50,000
265576	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	5.21	Kesselrun Resources Ltd.	Active	$200	$1,800	$267	$0	$267	$50,000	$50,000
265614	1215758, 786522, 786523, 786524, 786525	10-Apr-2018	13-Dec-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,005	$0	$3,005	$50,000	$50,000

12 September 2025	16

Table 4.1, Continued.

									Total	Available	Available	Total	Yearly	Available
			Anniversary		Area		Tenure	Work	work	exploration	consultation	available	assessment	assessment
Tenure ID	Legacy Claims	Issue date	date	Tenure type	(ha)	100% Registered holder	status	required	applied	reserve	reserve	reserve	assignment	assignment
265727	786544, 786545	10-Apr-2018	26-Jun-2030	Mining Claim	1.78	Kesselrun Resources Ltd.	Active	$200	$2,000	$227	$0	$227	$50,000	$50,000
266198	1215752, 835184, 835185, 835186, 835188, 835189	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$4,913	$0	$4,913	$50,000	$50,000
266226	1196870, 1209697, 1215149	10-Apr-2018	04-Nov-2030	Mining Claim	7.07	Kesselrun Resources Ltd.	Active	$200	$1,800	$785	$0	$785	$50,000	$50,000
266227	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$66,793	$0	$66,793	$50,000	$50,000
266334	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	0.09	Kesselrun Resources Ltd.	Active	$200	$1,800	$108	$0	$108	$50,000	$50,000
266335	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,296	$0	$1,296	$50,000	$50,000
266868	1215751, 835189, 835190, 835195, 835196	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,895	$0	$2,895	$50,000	$50,000
266869	3001505	10-Apr-2018	07-Feb-2030	Mining Claim	0.68	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
272983	1157666, 1157667, 1157670, 1172349, 1172350, 1196924	10-Apr-2018	02-Nov-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$51,602	$0	$51,602	$50,000	$50,000
273019	1209697, 1209698, 1215148	10-Apr-2018	04-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$61,556	$0	$61,556	$50,000	$50,000
273030	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,165	$0	$1,165	$50,000	$50,000
273032	1172350, 677468, 677469, 677470, 677471, 835306	10-Apr-2018	25-Jan-2030	Mining Claim	20.17	Kesselrun Resources Ltd.	Active	$200	$1,600	$62,329	$0	$62,329	$50,000	$50,000
273563	1172355, 1172356, 1172375, 1172386, 1172396, 863760	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,493	$0	$1,493	$50,000	$50,000
273565	1215758, 786522	10-Apr-2018	13-Dec-2030	Mining Claim	10.57	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,086	$0	$1,086	$50,000	$50,000
273567	1195937, 1195940, 1210245, 4282611	10-Apr-2018	29-Apr-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,703	$0	$1,703	$50,000	$50,000
273568	1195937, 1195940, 1210245, 1210776	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,080	$0	$1,080	$50,000	$50,000
273688	1196870, 813161, 813162, 813163	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$4,335	$0	$4,335	$50,000	$50,000
273705	1205201, 1210792	10-Apr-2018	06-Dec-2030	Mining Claim	15.62	Kesselrun Resources Ltd.	Active	$200	$1,800	$905	$0	$905	$50,000	$50,000
274265	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,351	$0	$2,351	$50,000	$50,000
274309	1196147, 1202036, 1209470	10-Apr-2018	23-Aug-2030	Mining Claim	21.09	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
274354	3001505	10-Apr-2018	07-Feb-2030	Mining Claim	19.45	Kesselrun Resources Ltd.	Active	$200	$1,800	$108	$0	$108	$50,000	$50,000
281458	677478, 677479	10-Apr-2018	25-Jan-2030	Mining Claim	12.15	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,763	$0	$3,763	$50,000	$50,000
281471	677477, 677478	10-Apr-2018	25-Jan-2030	Mining Claim	12.12	Kesselrun Resources Ltd.	Active	$200	$2,000	$5,255	$0	$5,255	$50,000	$50,000
285081	1205203, 1205287, 1210792	10-Apr-2018	27-Sep-2030	Mining Claim	12.35	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,246	$0	$1,246	$50,000	$50,000
285082	1205203	10-Apr-2018	06-Dec-2030	Mining Claim	0.26	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,246	$0	$1,246	$50,000	$50,000
285083	1205203	10-Apr-2018	06-Dec-2030	Mining Claim	0.15	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,266	$0	$1,266	$50,000	$50,000
285099	873515, 873520	10-Apr-2018	30-Dec-2030	Mining Claim	7.42	Kesselrun Resources Ltd.	Active	$200	$2,000	$28,597	$0	$28,597	$50,000	$50,000
285623	1215452, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,404	$0	$1,404	$50,000	$50,000
285624	1215452	10-Apr-2018	14-Aug-2030	Mining Claim	5.08	Kesselrun Resources Ltd.	Active	$200	$1,800	$449	$0	$449	$50,000	$50,000
285648	1210243, 1210245, 4282611	10-Apr-2018	29-Apr-2030	Mining Claim	17.37	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,263	$0	$1,263	$50,000	$50,000
285704	1215147, 1215859, 786544	10-Apr-2018	25-Nov-2030	Mining Claim	2.40	Kesselrun Resources Ltd.	Active	$200	$1,800	$376	$0	$376	$50,000	$50,000
285755	1215752	10-Apr-2018	04-Nov-2030	Mining Claim	12.52	Kesselrun Resources Ltd.	Active	$200	$1,800	$3,951	$0	$3,951	$50,000	$50,000
285776	1196870, 1209697, 1215148, 1215149	10-Apr-2018	04-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,382	$0	$3,382	$50,000	$50,000
285777	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$2,771	$0	$2,771	$50,000	$50,000
285778	1196870, 1215148, 1215149, 813161, 813162	10-Apr-2018	04-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$56,128	$0	$56,128	$50,000	$50,000
286378	1022635	10-Apr-2018	06-Feb-2030	Mining Claim	1.66	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,085	$0	$1,085	$50,000	$50,000
286401	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	0.87	Kesselrun Resources Ltd.	Active	$200	$1,800	$108	$0	$108	$50,000	$50,000
286402	1210243, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	4.56	Kesselrun Resources Ltd.	Active	$200	$1,800	$197	$0	$197	$50,000	$50,000
287048	1196147	10-Apr-2018	04-Oct-2030	Mining Claim	16.06	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
287049	1215454	10-Apr-2018	14-Aug-2030	Mining Claim	21.32	Kesselrun Resources Ltd.	Active	$200	$1,800	$855	$0	$855	$50,000	$50,000
290115	786525, 786526, 786527, 786528	10-Apr-2018	08-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$52,743	$0	$52,743	$50,000	$50,000
290127	786527, 813158, 813159, 813166	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,859	$0	$2,859	$50,000	$50,000
290128	786527, 786528, 813157, 813158	10-Apr-2018	26-Jun-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,368	$0	$2,368	$50,000	$50,000
292418	1209698, 1215148, 813160, 813161	10-Apr-2018	04-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$35,653	$0	$35,653	$50,000	$50,000
292448	1210792, 1215758	10-Apr-2018	13-Dec-2030	Mining Claim	17.80	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,058	$0	$1,058	$50,000	$50,000
292449	873516, 873517, 873518, 873519	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,245	$0	$1,245	$50,000	$50,000
293002	1215147, 1215859, 786542, 786543, 786544	10-Apr-2018	25-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,356	$0	$2,356	$50,000	$50,000
293054	1215450, 1215751, 1215752	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$200	$1,800	$4,866	$0	$4,866	$50,000	$50,000
293075	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$2,369	$0	$2,369	$50,000	$50,000
293130	1022635, 1215760	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,807	$0	$3,807	$50,000	$50,000
293687	1022635	10-Apr-2018	06-Feb-2030	Mining Claim	3.02	Kesselrun Resources Ltd.	Active	$200	$2,000	$1,324	$0	$1,324	$50,000	$50,000
293715	1209470	10-Apr-2018	23-Aug-2030	Mining Claim	1.20	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
294057	4282611	10-Apr-2018	14-Apr-2030	Mining Claim	3.13	Kesselrun Resources Ltd.	Active	$200	$2,200	$134	$0	$134	$50,000	$50,000
294364	1196147	10-Apr-2018	04-Oct-2030	Mining Claim	11.21	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
299487	835187, 835188, 835197, 863760	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$4,217	$0	$4,217	$50,000	$50,000
300925	835178, 835179, 835184, 835185, 835187, 835188	10-Apr-2018	27-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$4,000	$5,083	$0	$5,083	$50,000	$50,000
306222	4282611	10-Apr-2018	14-Apr-2030	Mining Claim	19.62	Kesselrun Resources Ltd.	Active	$200	$2,200	$1,879	$0	$1,879	$50,000	$50,000
321602	1172348, 1172349	10-Apr-2018	31-Oct-2030	Mining Claim	17.96	Kesselrun Resources Ltd.	Active	$200	$2,000	$499,674	$0	$499,674	$50,000	$50,000
321628	1022636, 1022637, 835308	10-Apr-2018	03-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$3,934	$0	$3,934	$50,000	$50,000
321659	1215452, 1215453, 1215454	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,107	$0	$1,107	$50,000	$50,000
321660	1215452, 1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.36	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,112	$0	$1,112	$50,000	$50,000
321689	1172347, 1172355, 1172385, 1172386, 1172395, 1172396	10-Apr-2018	31-Oct-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$1,503	$0	$1,503	$50,000	$50,000
321693	1215760, 835311, 873517	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$5,257	$0	$5,257	$50,000	$50,000
322248	1202264, 1202265, 677476, 677477, 873522	10-Apr-2018	21-Apr-2030	Mining Claim	20.50	Kesselrun Resources Ltd.	Active	$200	$1,800	$3,907	$0	$3,907	$50,000	$50,000
322316	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$146,007	$0	$146,007	$50,000	$50,000
322317	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	11.94	Kesselrun Resources Ltd.	Active	$200	$2,200	$2,332	$0	$2,332	$50,000	$50,000
322318	1196870	10-Apr-2018	01-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,400	$3,381	$0	$3,381	$50,000	$50,000
322319	1196870, 1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,806	$0	$2,806	$50,000	$50,000
322320	1215450, 1215451	10-Apr-2018	14-Aug-2030	Mining Claim	20.08	Kesselrun Resources Ltd.	Active	$200	$1,800	$4,849	$0	$4,849	$50,000	$50,000
322321	1209770, 1215450, 1215751, 835190, 835195	10-Apr-2018	04-Nov-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,045	$0	$2,045	$50,000	$50,000
322364	1022635, 1215760	10-Apr-2018	06-May-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$5,245	$0	$5,245	$50,000	$50,000
322400	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	21.40	Kesselrun Resources Ltd.	Active	$400	$3,600	$2,411	$0	$2,411	$50,000	$50,000
322401	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	4.90	Kesselrun Resources Ltd.	Active	$200	$1,800	$377	$0	$377	$50,000	$50,000
322937	1202036, 1209470	10-Apr-2018	23-Aug-2030	Mining Claim	1.34	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
322979	1209770, 3001505, 3001506	10-Apr-2018	07-Feb-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$0	$0	$0	$50,000	$50,000
322980	1196921, 1202302, 3001507	10-Apr-2018	07-Feb-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,560	$0	$1,560	$50,000	$50,000
324251	1202302, 3001506	10-Apr-2018	07-Feb-2030	Mining Claim	4.10	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
336783	1205202, 786528, 786529, 813157	10-Apr-2018	06-Dec-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$4,000	$2,220	$0	$2,220	$50,000	$50,000
337413	1202036	10-Apr-2018	12-Jan-2030	Mining Claim	0.32	Kesselrun Resources Ltd.	Active	$200	$2,000	$0	$0	$0	$50,000	$50,000
337414	3001507, 835195, 835196	10-Apr-2018	07-Feb-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$216	$0	$216	$50,000	$50,000
343999	1022636, 1022637	10-Apr-2018	27-Jan-2030	Mining Claim	10.45	Kesselrun Resources Ltd.	Active	$200	$2,000	$2,394	$0	$2,394	$50,000	$50,000
344020	1205201, 1205203	10-Apr-2018	06-Dec-2030	Mining Claim	15.01	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
344021	1157670, 1209440, 1209441, 1215831	10-Apr-2018	08-Nov-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$5,266	$0	$5,266	$50,000	$50,000
344027	835309, 835310, 835312, 835313	10-Apr-2018	30-Dec-2030	Mining Claim	21.38	Kesselrun Resources Ltd.	Active	$400	$4,000	$4,797	$0	$4,797	$50,000	$50,000
344037	1209440, 1209698	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,389	$0	$3,389	$50,000	$50,000
344038	1196239, 1209697, 1209698	10-Apr-2018	30-Aug-2030	Mining Claim	15.10	Kesselrun Resources Ltd.	Active	$200	$1,800	$1,701	$0	$1,701	$50,000	$50,000
344039	1209698	10-Apr-2018	06-Aug-2030	Mining Claim	21.39	Kesselrun Resources Ltd.	Active	$400	$3,600	$3,365	$0	$3,365	$50,000	$50,000
344724	1172387, 1172388, 835178	10-Apr-2018	27-Nov-2030	Mining Claim	17.32	Kesselrun Resources Ltd.	Active	$200	$2,000	$3,370	$0	$3,370	$50,000	$50,000
345291	1215147	10-Apr-2018	04-Nov-2030	Mining Claim	4.28	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
345332	1209470	10-Apr-2018	23-Aug-2030	Mining Claim	14.85	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
345333	1196147, 1209470	10-Apr-2018	23-Aug-2030	Mining Claim	15.45	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
345334	1215453	10-Apr-2018	14-Aug-2030	Mining Claim	21.37	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,189	$0	$1,189	$50,000	$50,000
345370	3001505	10-Apr-2018	07-Feb-2030	Mining Claim	6.96	Kesselrun Resources Ltd.	Active	$200	$1,800	$0	$0	$0	$50,000	$50,000
548724	/	18-Apr-2019	18-Apr-2030	Mining Claim	2.55	Kesselrun Resources Ltd.	Active	$400	$3,600	$1,450	$0	$1,450	$50,000	$50,000
		Total number of Mineral Claims			293
			Total area (hectares)		4,776.5

12 September 2025	17

Table 4.2 Huronian Gold Project Mining Patent descriptions.

	Anniversary	Tenure	Area	Lease	Rent / tax	Legal	Tenure
Tenure ID	date	type	(hectares)	term	effective date	rights	status

PAT-15491	01-Apr	Patent	64.75	0 years	November 17, 1858	Mining and surface rights	Active

PAT-15492	01-Apr	Patent	64.75	0 years	November 17, 1858	Mining and surface rights	Active

PAT-27361	01-Apr	Patent	153.38	0 years	January 1, 1997	Mining rights only	Active

PAT-27362	01-Apr	Patent	121.41	0 years	January 1, 1997	Mining rights only	Active

Total number of Mineral Claims			4
	Total area (hectares)		404.3

4.2           Ownership Summary

With respect to ownership, the first surface work was completed by P. McKellar in 1871. In 1982, Huronian Mining Company of Canada commenced historic mining operations at the past-producing Ardeen Mine. Subsequent historical work within the Huronian Gold Project region was completed by numerous companies that included, for example, Shield Development Company Ltd., Moss Mines Ltd., Ardeen Gold Mines Ltd., Noranda Exploration Ltd., Kennco Exploration Ltd., Dome Mines, Inco, Matt Berry Mines, Landore Exploration, Goldfields Canadian Mining and AkikoLori Gold Resources Ltd., Tandem Resources, Lynx Canada Explorations, Ovalbay Geological Services Inc., and various prospector groups.

More recently (i.e., post-1995), the Huronian Gold Project land area was historically controlled by the following companies:

•	In 1996, Pele Mountain Resources Inc. (Pele Mountain) acquired the property, and in 2009, entered into a definitive option agreement with Coventry Resources Limited (Coventry; Dimmell and Larouche, 2003). In 2011, Coventry completed their earn-in and planned to form a joint venture with Pele Mountain.

•	In 2014, Coventry sold its stake in the project to Chalice Gold Mines Ltd. (Chalice).

•	In July 2016, Kesselrun announced the Company had entered into a purchase agreement to acquire a 100% interest in the Huronian Gold Project from Chalice (and its wholly owned subsidiary, Coventry), and Pele Mountain Resources Inc. (and its wholly-owned subsidiary, Pele Gold Corporation). In consideration for the purchase, Kesselrun issued Chalice 2,040,000 and Pele 1,960,000 common shares of Kesselrun for a total of 4,000,000 common shares (Kesselrun Resources Ltd., 2016).

Finally, Gold X2 Mining acquired the Huronian Gold Project and Kesselrun in September 2025 through a Definitive Agreement between the companies (Gold X2 Mining Inc., 2025a; see Section 3). The Company also announced a name change from Goldshore Resources Inc. to Gold X2 Mining Inc. (Gold X2 Mining Inc., 2025b).

12 September 2025	18

Figure 4.2 Location of the Huronian Gold Project in relation to the Moss Gold Project (and its Hamlin, Moss, Coldstream, and Vanguard sub-blocks).

660000
670000
680000
690000
5400000
5390000
5380000
5370000
5360000
N
Hillcrest Project
French River
Kashabowie River
Kashabowie
Vanguard Block
Coldstream Block
Huronian Gold Project
Moss Block
Hamlin Block
Fuego Block
Little Greenwater Lake Provincial Nature Reserve
Greenwater Creek
Nelson Creek
Greenwood River
Tilly Creek
571m
11

Legend

Huronian Project Boundary

Moss Gold Project Blocks

- Coldstream Block
- Hamlin Block
- Moss Block
- Vanguard Block
- Fuego Block
- Hillcrest Project

Huronian Gold Project, Ontario, Canada

Gold X2's Huronian and Moss Gold Projects

1:300,000	UTM N83 Zone 15	September 2025

0 8 km

APEX GEOSCIENCE

12 September 2025	19

4.3	Maintenance

In Ontario, a mineral claim is the initial right to prospect for minerals, which can be maintained by performing work or paying money. A mining lease is a more advanced form of tenure where the holder receives exclusive rights to extract minerals for a period, but with restrictions. A mining patent, now rare, grants freehold ownership of the minerals, giving the holder a permanent property interest.

A prospector's license is required to register a claim, which is done through the Ministry of Energy, Northern Development and Mines (MNDM)'s Mining Lands Administration System (MLAS). Claims can be acquired on provincially owned Crown Land in addition to lands covered by third-party private surface rights, subject to limits outlined in the Ontario Mining Act and to the discretion of the Provincial Mining Recorder and Minister for MNDM.

The Licence grants the right to enter the claim for the purpose of prospecting and exploration. The holder of a Mining Claim has the exclusive right to explore for all minerals, which are defined by the Ontario Mining Act as base and precious metals, coal, salt and “quarry and pit material”. This definition of minerals does not include unconsolidated aggregate material, peat, or oil and gas. The Mineral Claim rights do not include extraction. Holders cannot remove or dispose of minerals except under specific permissions, such as for sampling.

Mineral claims in Ontario are acquired and managed within the online Mining Lands Administration System (MLAS). Individual unpatented mining claims are referred to as a Boundary Cell Mining Claim or a Single Cell Mining Claim (referred to collectively as “mining claims” within this report). In 2018 Ontario moved to an online claim registration system based on a provincial grid. All mining claims in Ontario, which existed prior to the modernization (now known as “legacy claims”) were converted to cell claims or boundary claims. A cell claim is a mining claim that relates to all the land included in one or more cells on the provincial grid. A boundary claim is a claim that is made up of only a part, or parts, of one or more cells. Boundary claims were created in two circumstances: if the holder of record applied to keep the legacy claims separate from each other; or if there were two legacy claims held by separate owners within one cell.

Claims are built from individual claim cells which are 16 hectares in area and square in shape. The tenure over a claim lasts for two years and can be renewed by filing evidence of exploration expenditure with the Ministry of Northern Development and Mines which meets the required minimum value for assessment credits. Currently, this value is set at $200 for Boundary Cell claims and $400 for Single Cell mining claims. To keep the claims in good standing an assessment report supporting the expenditure must be submitted by the expiry date. Approved credits can be distributed to contiguous mining claims to maintain those claims in good standing.

12 September 2025	20

Payment in lieu of work requirements are equivalent to the current year’s required assessment expenditures and may be paid to maintain a claim in good standing for one year. Payment must be made on or before the due date of the claims.

A Mineral Lease grants the holder rights to advanced exploration including the extraction, removal, and disposal of minerals from the Lease. A mining lease is subject to terms and conditions under the Mining Act. For example:

•	Every mining lease includes the provision that the lessee’s rights are subject to the protections provided for existing Aboriginal and treaty rights in Section 35 of the Constitution Act.

•	The lands, surface rights or mining rights must be used solely for the purposes of the mining industry.

To maintain a mining lease in good standing, the lessee must comply with the specific terms and conditions of the lease and with the Mining Act and its regulations. Failure to do so could lead to the termination of the lease. Most mining leases have a 21-year term and cannot be renewed unless the government is satisfied either that:

•	The production of minerals has occurred continuously for more than one year since the lease was issued or last renewed.

•	The lessee has demonstrated a reasonable effort to bring the property into production.

Leases are subject to public interest reservations (e.g., for roads) and cannot be transferred without prior consent from the MNDM.

A Mining Patent represents a freehold interest in the minerals themselves in which the holder obtains a proprietary ownership of the minerals, like owning a piece of land. While historically granted, mining patents are now issued only under special circumstances, with the ministry preferring leases. Unlike claims or leases, patented claims are generally not subject to assessment work or reporting requirements; their good standing depends on paying applicable local taxes. A lease is often preferred by prospectors over a patent, as it carries less environmental liability for the holder.

4.4	Surface Rights

In Ontario, surface rights are held by a landowner, are separate from mineral rights, and do not include the right to extract minerals unless also granted mineral ownership.

Ownership of a mining claim does not confer any rights to surface occupation. The holder of a claim is required to notify and consult with any surface rights holders and come to arrangements regarding such factors as access and surface disturbance. To advance a project to development, the holder must apply for a Mining Lease.

12 September 2025	21

Kesselrun Mining Patents PAT-15491 and PAT-15492 do include mining and surface rights (Table 4.2). Kesselrun Mining Patents PAT-27361 and PAT-27362 include mining rights only (and not surface rights).

4.5	Agreements and Royalties

In July 2016, Kesselrun finalized a Purchase Agreement to acquire a 100% interest in the Huronian Gold Project from Chalice (and its wholly owned subsidiary, Coventry), and Pele Mountain Resources Inc. (and its wholly-owned subsidiary, Pele Gold Corporation; Kesselrun Resources Ltd., 2016). In consideration for the sale, Kesselrun issued Chalice and Pele Mountain a total of 4,000,000 common shares of Kesselrun and a package of Net Smelter Return (NSR) royalties over certain mining claims. In combination with pre-existing NSRs, the property is subject to an overall 2.5% NSR royalty over certain mining claims and a 2% NSR royalty on the remaining mining claims.

In September 2025, Gold X2 Mining announced a Definitive Agreement to acquire Kesselrun (Gold X2 Mining Inc., 2025a). The Transaction will result in Gold X2 owning a 100% interest Kesselrun’s Huronian Gold Project and enhances Gold X2 Mining’s land package adjacent to the ongoing development of Moss Gold Project. Pursuant to the terms of the Definitive Agreement, each Kesselrun shareholder will receive $0.02 in cash and 0.2152 of a common share of Gold X2 in exchange for each Kesselrun Resources share held.

A summary of the NSR royalty and NSR buyback provision numbers are presented for the Mining Claim and Mining Patents on Tables 4.3 and 4.3, respectively. All NSR values relate to ‘Legacy’ Mining Claims and Patents (n=152 legacy claims and n=4 patents). Several Legacy Claims can belong to a current Claim Tenure ID (see Table 4.1).

The NSR royalties are divided into 3 groups that include “NSR Historic” and 2 separate NSR’s associated with Coventry and Pele Gold defined as “NSR 1” and “NSR 2”. Noting that some Legacy Claims have a NSR Historic and either NSR 1 or a NSR 2 royalties, there are 119 NSR Historic, 95 NSR 1, and 56 NSR 1 royalties. The total NSR values per Legacy Claim range from 2.0 to 2.5% with an NSR average of 2.2% (Table 4.3). The Mining Patents range from 2.0 to 2.5% NSR (Table 4.4).

Buyback options relate to 16 separate agreements. Noting that some legacy claims have more than one buyback option, the most common buyback options include,

•	151 claims have a buyback option of 50% purchase to a total consideration of $1,000,000.

•	65 claims have a buyback option of 1% purchase to a total consideration of either $500,000 or $1,000,000 (Table 4.4).

Other buyback options include nil, 0.5% purchase to a total of $334,000 and 0.75% purchase to a total of $500,000.

12 September 2025	22

Table 4.3 Net smelter return and buyback option descriptions on Legacy Claims.

Legacy Claim ID	NSR Historic Partner	Secondary Agreement	NSR historic (%)	NSR 1 - Coventry Resources and Pele Gold (%)	NSR 2 - Coventry Resources and Pele Gold (%)	Total NSR (%)	Buyback Option
1022635	1013968 Ontario Limited	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1022636	1013968 Ontario Limited	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1022637	1013968 Ontario Limited	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1135465	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1135466	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1157496	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1157497	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1157666	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1157667	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1157668	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1157670	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1157671	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1164874	1200157 Ontario Inc and Ranta	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Ranta: 1% purchase to $1,000,000
1164875	1200157 Ontario Inc and Ranta	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Ranta: 1% purchase to $1,000,000
1164876	1200157 Ontario Inc and Ranta	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Ranta: 1% purchase to $1,000,000
1164877	1200157 Ontario Inc and Ranta	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Ranta: 1% purchase to $1,000,000
1172315	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172316	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172317	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172340	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172345	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172346	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172347	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172348	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1172349	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1172350	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172356	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172365	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172366	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172367	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172368	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172369	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172375	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172385	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172386	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172387	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172388	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1172395	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000

Legacy Claim ID	NSR Historic Partner	Secondary Agreement	NSR historic (%)	NSR 1 - Coventry Resources and Pele Gold (%)	NSR 2 - Coventry Resources and Pele Gold (%)	Total NSR (%)	Buyback Option
1172396	1200157 Ontario Inc and James Martin	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and James Martin: 1% purchase to $1,000,000
1195937	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1195940	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1196147	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1196239	1200157 Ontario Inc and Michael Fogen	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1196240	1200157 Ontario Inc and Michael Fogen	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Michael Fogen: Nil
1196870	1200157 Ontario Inc, Martin, and Bumbu	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc, Martin, and Bumbu: Nil
1196921	1200157 Ontario Inc and Costy Bumbu	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Costy Bumbu: 1% purchase to $1,000,000
1196923	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1196924	1200157 Ontario Inc and Petrunka	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Petrunka: 1% purchase to $1,000,000
1202036	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1202284	1200157 Ontario Inc and George Wallace	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 George Wallace: Nil
1202285	1200157 Ontario Inc and George Wallace	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 George Wallace: Nil
1202382	1200157 Ontario Inc and Costy Bumbu	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Costy Bumbu: 1% purchase to $1,000,000
1205281	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1205282	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1205283	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1205284	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1209440	1200157 Ontario Inc and Michael Fogen	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1209441	1200157 Ontario Inc and Michael Fogen	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1209470	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1209687	1200157 Ontario Inc and Mark Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Mark Kakkee: 1% purchase to $1,000,000
1209680	1200157 Ontario Inc and Mark Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Mark Kakkee: 1% purchase to $1,000,000
1209770	1200157 Ontario Inc and Costy Bumbu	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Costy Bumbu: 1% purchase to $1,000,000
1210243	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1210245	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1210776	1200157 Ontario Inc and Costy Bumbu	1200157 Ontario Inc, Ranta, Petrunka, Martin, Bumbu	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 1200157 Ontario Inc and Costy Bumbu: 1% purchase to $1,000,000
1210782	1200157 Ontario Inc, Martin, and Bumbu	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc, Martin, and Bumbu: Nil
1215147	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1215148	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1215149	1200157 Ontario Inc and Ken Kakkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kakkee: 1% purchase to $1,000,000
1215150	1200157 Ontario Inc and Manfred Schoor	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Manfred Schoor: 1% purchase to $500,000
1215151	1200157 Ontario Inc and Manfred Schoor	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Manfred Schoor: 1% purchase to $500,000
1215152	1200157 Ontario Inc and Manfred Schoor	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Manfred Schoor: 1% purchase to $500,000
1215153	1200157 Ontario Inc and Manfred Schoor	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Manfred Schoor: 1% purchase to $500,000
1215154	1200157 Ontario Inc and Manfred Schoor	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Manfred Schoor: 1% purchase to $500,000
1215751	/	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1215752	/	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000

12 September 2025	23

Table 4.3, Continued.

Legacy Claim ID	NSR Historic Partner	Secondary Agreement	NSR historic (%)	NSR 1 - Coventry Resources and Pele Gold (%)	NSR 2 - Coventry Resources and Pele Gold (%)	Total NSR (%)	Buyback Option
1215758	1200157 Ontario Inc, Martin, and Bumbu	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc. Martin, and Bumbu: Nil
1215760	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000
1215831	Wing Resources	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
1216859	1200157 Ontario Inc and Ken Kukkee	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 1200157 Ontario Inc and Ken Kukkee: 1% purchase to $1,000,000
1217106	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000
1224529	1200157 Ontario Inc and George Wallace	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 George Wallace: Nil
3001505	/	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
3001506	/	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
3001507	/	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
677468	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677469	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677470	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677471	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677472	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677473	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677474	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677475	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677476	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677477	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677478	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
677479	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
786521	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786522	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786523	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786524	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786525	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786526	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786527	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786528	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786529	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786541	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786542	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786543	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786544	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
786545	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813157	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813158	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813159	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813160	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813161	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813162	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813163	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813164	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813165	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
813166	Wawiag Resources	/	1.75	0.25	/	2	NSR 1: 50% purchase to $1,000,000 Wawiag Resources: 0.75% purchase to $500,000
835178	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835179	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835184	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835185	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835186	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835187	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835188	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835189	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835190	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835195	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835196	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835197	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
835304	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835305	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835306	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835307	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835308	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835309	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835310	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835311	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835312	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
835313	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
863760	Wayen Holmstead	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Wayen: 0.5% purchase to $334,000
873515	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873516	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873517	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873518	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873519	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873520	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
873522	International Geo-Ventures, 1013968 Ontario, Aho, Jeffs	/	0	2	/	2	NSR 1: 50% purchase to $1,000,000
4282611	1401385 Ontario Inc	/	2	/	/	2	1401385 Ontario Inc.: 1% purchase to $1,000,000

12 September 2025	24

Table 4.4 Net smelter return and buyback option descriptions on Mining Patents.

			NSR	NSR 1 -	NSR 2 -	Total
			historic	Coventry	Coventry	NSR
Patent	NSR Historic Partner	Secondary Agreement	(%)	Resources	Resources	(%)	Buyback Option
PAT-27361	Estate of Charles Ritchie	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Estate of Charles Ritchie: Nil
PAT-27362	Estate of Charles Ritchie	/	1.5	0.5	/	2	NSR 1: 50% purchase to $1,000,000 Estate of Charles Ritchie: Nil
PAT-15491	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil
PAT-15492	Belore/Huronian Mines Royalty	/	2	/	0.5	2.5	NSR 2: 50% purchase to $1,000,000 Belore/Huronian Mines Royalty: Nil

4.6	Permits, Environment, Consultation, and Significant Factors

4.6.1	Exploration Permits

With respect to the Huronian Gold Project, on August 13, 2025, Kesselrun was granted an Early Exploration Permit (PR-25-000113), which encompasses the Moss Township, and the Powell Lake and Nelson Lake areas. The Permit is on the Winnipeg River watershed and is effective for a period of 3 years. “Early Exploration” has the same meaning as in the Exploration Plans and Exploration Permits regulation under the Mining Act, [O. Reg. 308/12], and includes requirements for geophysical surveys, line-cutting, mechanized drilling, and mechanized surface stripping.

The completion of Early Exploration Plan Activities shall comply with the following requirements upon completion of the activity,

•	Drilling: Capping and sealing drillholes within a minimum depth of the upper 30 m of bedrock (deeper if the hole produces artesian water or intersects underground mine openings), marking drillhole casings, drilling fluid and cuttings containment, and orderly stacking of drill core. Fluids, cuttings, and drill core must not be left less than 30 m from any water body.

•	Stripping: All pits with walls greater than 3 m in height must be backfilled or contoured to a stable angle of repose, and stockpiles must be safe and stable and not less than 30 m from any water body.

With respect to the Moss Gold Project, which is adjacent to the Huronian Gold Project, Gold X2 Mining has 8 active exploration permits issued by the MNDMNRF that include 1) permits designated for mechanical drilling, airborne geophysical surveying, and trails identified (PR-21-000098 and PR-21-000224), 2) mechanized drilling, ground geophysical surveys without a generator, and trails (PR-21-000223), 3) mechanical drilling activities and trails (PR-22-000161, PR-22-000162, and PR-22-000163), and 4) mechanized drilling and stripping >100 m2 in 200 m radius and trails (PR-23-000294 and PR-23-000295).

12 September 2025	25

As exploration activities progress, Gold X2 Mining will apply for additional permits (e.g., water licences, road permits) for the Huronian Gold Projects as necessary – and in association with the host Indigenous Peoples community’s consultations.

4.6.2	Environmental

In Ontario, mining exploration projects are primarily governed by the Ministry of Mines and regulated under the Mining Act and the Environmental Assessment Act. Larger, more advanced, exploration activities may fall under the Ministry of Mines Class Environmental Assessment (EA) Process, which categorizes projects with specific requirements based on their potential environmental impact. These processes are designed to assess projects, consult with stakeholders, and consider potential environmental effects while balancing the need for mineral development with environmental protection and recognizing Indigenous Peoples and treaty rights.

Provincial Standards have been developed as part of the implementation of the graduated regulatory regime for Early Exploration permitting under the Mining Act, R.S.O. 1990, c. M.14 as amended by Bill 173, the Mining Amendment Act, 2009, S.O. 2009, c.

21 (the “Mining Act”), and the Exploration Plans and Exploration Permits regulation under the Mining Act, [O. Reg. 308/12].

4.6.3	Indigenous Peoples

The Huronian Gold Project (Moss Township) is predominantly within the grounds of Treaty 3 and the Robinson Superior Treaty. The Treaty 3 agreement was ratified on October 3, 1873, on behalf of the Ojibwe First Nations and Queen Victoria. The Robinson Superior Treaty agreement was formed September 7, 1850, between Ojibwa Chiefs inhabiting the Northern Shore of Lake Superior from Pigeon River to Batchawana Bay, and The Crown. Present day traditional affiliations include the Lac des Mille Lacs First Nation, Gakijiwanong Anishinaabe Nation (formerly Lac La Croix First Nation), and Métis Nations Ontario.

Gold X2 Mining engages with all Indigenous Peoples communities prior to and during any exploration and development activities in the Project area. The Company also provides regular progress updates to the Indigenous Peoples communities.

4.6.4	Significant Factors

Kesselrun has been granted Early Exploration Permit (PR-25-000113), which outlines Mining Act and Environmental Assessment Act requirements for exploration work at the Huronian Gold Project. Gold X2 Mining is involved, and has consulted, with Indigenous Peoples in the Huronian Gold Project region.

Accordingly, and to the best of the QPs knowledge, there are no significant factors or risks that would affect Gold X2 Mining’s access, title, or the ability to perform Early Exploration work at the Huronian Gold Project.

12 September 2025	26

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Huronian Gold Project is approximately 105 km west of the City of Thunder Bay, ON, within the Thunder Bay Mining District near the unincorporated community’s of Kashabowie and Shebandowan in northwest Ontario. The nearest airport is the Thunder Bay International Airport (YQT), which provides a “Aviation Gateway to Northern Ontario”.

Provincial Highway 11 (also designated as the Trans-Canada Highway) runs east-west approximately 7 km north of the northern limits of the Project. The City of Winnipeg, MB, is approximately 500 km west of the Project via the Trans-Canada Highway. Figure 5.1 shows that the Huronian Gold Project is best accessed by vehicle from Thunder Bay, ON, by:

•	Travelling 112 km west on Highway 11 from Thunder Bay to the Unincorporated Community of Kashabowie, ON.

•	Travelling an additional 15 km west on Highway 11 from Kashabowie to the Swamp Road turnoff.

•	Travelling south-southwest on Swamp Road for approximately 12.5 km to the northern portion of the Project.

From Swamp Road, there are numerous secondary roads and mining/forestry trails that provide access to all quadrants of the Project (Figure 5.1).

Gold X2 Mining currently maintains a regional operational base at Kashabowie, ON. The facility (and community) includes core logging and sampling areas (and staff offices and accommodations).

5.2	Physiography

The Project terrain is characterized by its post-glacial terrain dominated by bogs, swamps, and marshes. Wisconsinan Age glacial activity created wetlands by disrupting drainage and depositing sediments, leading to extensive lowlands. Regional elevation varies from 420 to 470 m above sea level with sporadic hilly topography. The main lakes in the area include Burchell, Greenwater, and Shebandowan lakes to the east, McKenzie Lake to the southwest and Seiganaga and Northern Light lakes to the south.

Wetland vegetation types include black spruce muskeg, and cedar and alder swamps. Shrub and treed areas include alder, white/red pine, spruce, and fir with higher ground dominated by poplar and birch. Jackpine is common in sandy terrain. The area has a long history of forestry activity up to the present, and several areas in the region are at some stage of regrowth.

12 September 2025	27

Figure 5.1. Huronian Gold Project access.

660000
680000
700000
720000
5420000
5400000
5380000
5360000
Lac des Mille Lacs
Kashabowie River
Crayfish Creek
Kashabowie Provincial Park
Kashabowie
Shebandowan
11
17
802
Swamp Road
Mine Road
571m
Little Greenwater Lake Provincial Nature Reserve
Matawin River
Matawin River Provincial Nature Reserve
678m
Laverendrye River

Legend

- Huronian Project Boundary
- Expressway / Highway
- Secondary Road
- Property Road / Trail
- Community

GOLDX2

Huronian Gold Project, Ontario, Canada

Project Access

1:500,000	UTM N83 Zone 15	September 2025

0 16 km

APEX GEOSCIENCE

12 September 2025	28

Wildlife studies in the region identified 129 bird and 7 mammal species. Common species in Ontario’s Lake Nipigon and Pigeon River Ecoregions include bald eagle, Canada warbler, moose, red fox, black bear, and Canada lynx.

5.3	Protected Areas

There are no Protected Areas within the boundaries of the Huronian Gold Project. The nearest Protected Areas are presented in Figure 5.1 and include:

•	Little Greenwater Lake Provincial Nature Reserve is approximately 15 km east of the Project.

•	Kashabowie Provincial Park is approximately 24 km northeast of the Project.

•	Matawin River Provincial Nature Reserve is approximately 39 km east-southeast of the Project.

5.4	Climate

The Project region has a has a continental climate characterized by four distinct seasons: very cold winters and warm summers. The area experiences significant temperature variation throughout the year associated with seasonal variation in daylight hours, with longer days in the summer and shorter days in the winter. Summer daytime temperatures, as documented for Thunder Bay, ON, are typically between 15° C and 30° C, while winter daytime temperatures are typically between -7° C and -18° C (Figure 5.2). Annual precipitation is approximately 400 mm in the form of rainfall and approximately 525 mm of snow. Rainfall is broadly consistent from May to October, while snow is consistent from November to February (Figure 5.2).

5.5	Local Resources and Infrastructure

There are no official or readily available population statistics specifically for Kashabowie. 2021 census data show Shebandowan has a population of 105 persons. The Thunder Bay District has a population density of 1.4 people per square kilometre. The broader Thunder Bay Census Metropolitan Area (CMA) has an estimated population of 130,752 as of July 2022, with recent estimates showing growth by nearly 2,000 people to 2023, primarily due to international migration. The population of the city itself was 108,843 in the 2021 Canadian Census. Thunder Bay has a full-service regional airport and a deep-water port on Lake Superior.

Predominant land use in the area includes forestry and resource-based tourism. The district's economy is based on manufacturing, mining, forestry, and tourism. Forestry is overwhelmingly the main land use within the Project region. There are recreational cottages on the shores of Burchell Lake and Upper Shebandowan Lake. The area has a history of mining, notably the past-producing Ardeen Mine that operated for several decades until its closure in 1936.

12 September 2025	29

Figure 5.2 Historical climate conditions in Thunder Bay, ON. Source: www.Weatherspark.com.

The local economy and workforce are accustomed to mining and mineral exploration work. Equipment and fieldwork contractors are also available in the unincorporated rural communities close to the Project including Kashabowie and Shebandowan. The Town of Atikokan has a population of approximately 2,600, which provides additional resources, including contractors, a workforce, a hospital, and essential government services.

Gold X2 Mining uses a converted garage building in Kashabowie as a core logging facility and administrative building for the Project. Accommodation is available at fishing lodges in the Kashabowie area. Fladgate Exploration, an exploration contractor, operates a camp at Rainbow Lake, about 4 km northwest of Snodgrass Lake, which can also be used for accommodation, core logging and other exploration activities.

5.6	Exploration Operating Season

The Project’s climate, access, and workforce availability enable year-round exploration related to geophysical and drilling activities. Ground exploration (mapping and rock sampling) is confined to summer months. Ground conditions pending, there can be brief periods of access and ground unavailability to allow for winter freeze-up and summer thawing (typically associated with lakes, rivers, and low-lying areas).

12 September 2025	30

6	History

This history section begins by summarizing the historical exploration work and mineral discoveries, including past-producing mines, within the Moss Township. In the instance where information is situated outside of the Huronian Mineral Project, the QP has been unable to verify the information, and therefore, the information is not necessarily indicative of mineralization present within the Issuer's Huronian Gold Project.

The section then focuses on historical exploration information and data that were conducted within the boundaries of the Project. The QP includes references to assist the reader in identifying adjacent-project and within-project information.

6.1	Historic Past-Producing Mines and Mineral Occurrences (Moss Township)

The Huronian Gold Project encompasses northwestern Ontario’s first historic gold mine (Figure 6.1) The past-producing Huronian (Moss) Mine, which was later named the Ardeen Mine, was discovered in 1871, and operated intermittently between 1982 and 1936. The Ardeen Mine recorded prime production between 1932 and 1936 when the mine reportedly produced 29,629 ounces gold and 170,463 ounces silver from 143,724 tons (Watson, 1929; Young, 1935, 1936; Ontario Ministry of Mines, 2025). The mine was closed in 1936 due to financial instability (possibly associated with the Great Depression). The mine has not been reopened, and the mine and mill machinery has been removed.

The QP has been unable to verify the information related to the historical Ardeen Mine, and therefore, the Ardeen Mine information presented is not necessarily indicative of mineralization present within the Issuer's Huronian Gold Project. A summary description of the past-producing Ardeen Mine is provided for the reader’s benefit using information published in the Ontario Mineral Inventory records (Ontario Ministry of Mines, 2025a).

The old Ardeen Mine shafts are located at the approximate centre of Moss Township (UTM Zone 15, 664399 m Easting and 5378710 m Northing). The main Ardeen Mine orebody lies within a shear-controlled contact between gabbro intrusive units to the north and pillow basalt flows and breccias to the south. The gold-bearing quartz veins along the contact areas occur within the Ardeen Fault, and mainly within the basalt units. The mineralized zone also lies along the contact with a feldspar porphyry or rhyolite volcanic unit. The mineralization occurs within a quartz vein system ranging from a few centim to 7.3 m in width. The main orebody is approximately 426 m in length and comprised a series of en echelon veins up to 1.8 m wide and 61 m long. The main section mined tends to plunge 30 to 45 degrees to the east. The veins averaged between 10.0 and 18.1 g/t Au (Pele Mountain Resources Inc., 1997).

Within the Ardeen Mine, a total of 143,724 tons was milled and a total of 29,948 ounces of gold and 172,617 ounces of silver were produced (Pele Mountain Resources Inc., 1998; Ontario Ministry of Mines, 2025a). The ore body was mined from two parallel quartz vein systems which dipped steeply to the north (70 degrees) and dipping flatly to the south (50-70 degrees) at depths below the 800-foot level.

12 September 2025	31

Figure 6.1 Historical past-producing Ardeen Mine and mineral occurrences associated with the Moss Township.

660000
665000
670000
5385000
5380000
5375000
N
Moss Township
Tribute Shear
T Zone Trench
Button Trench
Sweet Spot & Sweet Spot 2 Trench
LaRose Snake Trench
LaRose Northwest View Trench
Larose Porphyry Zone
Larose P1 & P2 Trenches
J&R Trench
Ardeen, Au, Ag
M 2624 #48
Minoletti Obadinaw
Corner Shear Occurrence
Tilly Creek
Grande Portage
Leo Zone
Middle Zone B
Powell 1
Smith Option
Powell 2
Wolf River Resources Cu
Wawiag
Cp11-4&6
Lukosius-Sanders A
Lukosius-Sanders B
W Burchell 145
Lukosius-Sanders C
Sanders Gold Porphyry
Arcadia
Hermes
Lukosius-Sanders
Superion 2
Span Lake South
Superion 1
Wawiag
Lysander
Gold Point
Fisher-Carmette
Main Zone West
Tamavack
M 2624 #85
Bunker 1
Nose
North Waverly Shear, Road Zone
Deaty 1
Deaty Creek
Deaty 2
Legend
Huronian Project Boundary
Moss Township
Moss Gold Project Blocks
Mineral Occurrence, *Name*
Past Producing Mine, Name
Coldstream Block
Hamlin Block
Moss Block
Fuego Block
GOLDX2
Huronian Gold Project, Ontario, Canada
Historical Past-Producing Mines and Mineral Occurrences
1:125,000
UTM N83 Zone 15
September 2025
0
4
km
APEX GEOSCIENCE

12 September 2025	32

Other historically documented gold occurrences in the Project area include 1) within-Project historically-depicted gold-mineralized zones (described in the text that follows; see Section 6.4.1), and 2) within-Project historical mineral occurrences that include the Middle Zone B, Leo Zone, Grande Portage, North Waverly Shear (Road Zone), Corner Shear, Minoletti Obadinaw, M 2624 #48, and Arcadia mineral occurrences (Figure 6.1).

Of the occurrences, the Minoletti Obadinaw (better described as the Minoletti trenches or pits) was subject to 1960s, 1970s and 1990s trenching where a quartz-carbonate vein system is exposed in 9 trenches over 50 m (Ontario Ministry of Mines, 2025b). The veins are hosted in highly schistose and altered mafic metavolcanic and quartz-feldspar porphyry rock types with pyrite, chalcopyrite, sphalerite, galena and pyrrhotite mineralization. Three quartz vein grab samples collected by from the trenches yielded 168 ppb, 1,060 ppb, and 610 ppb Au (Osmani, 1993).

6.2	Pre-1996 Historical Exploration Summary (Moss Township)

Between 1957 and 1996, a total of 158 Mineral Assessment Reports were submitted to the Ontario Ministry of Energy and Mines (Table 6.1). Sorted by year and by township these include:

•	136 Mineral Assessment File reports within the Moss Township.
•	4 reports within the combined Moss/Powell Lake townships.
•	17 reports within the Powell Lake Township.
•	A single report for the Nelson Lake Township.

The work generally summarized in Table 6.1 includes geological mapping, overburden stripping, prospecting, grab rock and trench channel sampling, geophysical surveys (including airborne electromagnetic/magnetometer, ground induced polarization, and downhole pulse electromagnetic surveys), diamond drilling, and rock and core geochemical analyses.

The QPs search of historical exploration information within the Moss Township yields information that is not within the current Huronian Gold Project sensu stricto. In this case, the information presented in this sub-section has note been verified by the QP, and therefore, the information is not necessarily indicative of mineralization within the Issuer's Huronian Gold Project.

6.3	Post-1996 Historical Exploration Summary (Within-Project)

As stated in Section 4.2, Ownership Summary, the Huronian Gold Project was historically controlled by Pele Mountain (1996-2009), Coventry–Pele Mountain joint-venture (2011-2014), Chalice (2014-2016), and Kesselrun (2016-2025).

A summary of select Pele Mountain, Coventry, and Kesselrun work programs are presented in Table 6.2. These work expenditures were conducted within the boundaries of the current Huronian Gold Project. Chalice work assessment reports were potentially never filed (not available at the Ontario Ministry of Energy and Mines data portal.

12 September 2025	33

Table 6.1 Historical (1957 to 1996) Assessment Reports submitted for the Moss, Powell Lake, and Nelson Lake townships.

Assessment					Assessment
Report No.	Company	Year	Work type	Township	Report No.	Company	Year	Work type	Township
52B10SE0264	Arcadia Nickel	1957	DDH, geophysics - mag survey	Moss Twp	52B10SE0175	Inco Expl	1990	Geology report	Moss Twp
52B10SE0258	Mining Corp	1957	DDH	Moss Twp	52B10SW0009	International Geoventures	1990	DDH	Moss Twp
52B10SE0262	Mining Corp	1957	DDH	Moss Twp	52B10SE0191	Kukkee	1990	Geochem - rock sampling	Moss Twp
52B10SE0257	Teck Expl	1957	DDH	Moss Twp	52B10SW0897	Landore	1990	DDH	Moss Twp
52B10SE0259	Mining Corp	1958	DDH	Moss Twp	52B10SE0004	Noranda	1990	DDH, geophysics - IP, HLEM, Mag survey	Moss Twp
52B10SE0263	Mining Corp	1958	DDH	Moss Twp	52B10SE0174	Noranda	1990	DDH	Moss Twp
52B10SE0245	Mining Corp	1964	Geophysics - Mag, EM survey	Moss Twp	52B10SE0184	Noranda	1990	Trenching, Geochem - rock samples	Moss Twp
52B10SE0247	Cominco	1966	DDH	Moss Twp	52B10SE0186	Noranda	1990	Geology mapping, Geochem - rock samples	Moss Twp
52B10SE0248	Cominco	1966	DDH	Moss Twp	52B10SE0187	Noranda	1990	Geology mapping, Geochem - rock samples	Moss Twp
52B10SE0249	Cominco	1966	DDH	Moss Twp	52B10SE0188	Noranda	1990	Geochem - rock, soil sampling	Moss Twp
52B10SE0251	Cominco	1966	DDH	Moss Twp	52B10SE0189	Noranda	1990	Geochem - rock, soil sampling	Moss Twp
52B10SE0252	Cominco	1966	DDH	Moss Twp	52B10SE0194	Noranda	1990	Geochem - rock sampling	Moss Twp
52B10SE0253	Cominco	1966	DDH	Moss Twp	52B10SE0196	Noranda	1990	Geology mapping, Geochem - rock samples	Moss Twp
52B10SE0254	Cominco	1966	DDH	Moss Twp	52B10SW0004	Noranda	1990	Trenching, Geochem - rock samples	Moss Twp
52B10SE0255	Cominco	1966	DDH	Moss Twp	52B10SW0007	Noranda	1990	Geology mapping, Geochem - rock samples	Moss Twp
52B10SW0111	Canadian Nickel	1968	DDH	Moss Twp	52B10SW0899	Storey	1990	Geophysics - airborne EM, Mag, VLF survey	Moss Twp
52B07NW076	Canadian Nickel	1969	DDH	Moss Twp	52B10SE0062	Akiko Lori	1991	Trenching, Geochem - rock samples	Moss Twp
52B10SW0112	Canadian Nickel	1969	DDH	Moss Twp	52B10SE0170	Central Crude	1991	Geology report	Moss Twp
52B10SW0114	Belore Mines	1971	DDH	Moss Twp	52B10SE0185	Central Crude	1991	DDH	Moss Twp
Unnamed	Belore Mines	1972	DDH	Moss Twp	52B10SW0022	Fogen	1991	Geochem - rock samples	Moss Twp
52B10SE0246	Belore Mines	1973	Geophysics - mag survey	Moss Twp	52B10SE0051	Goldfields	1991	Geophysics - airborne VLF EM survey	Moss Twp
52B10SW0117	Lynx Canada	1973	Trenching, Geochem - rock samples	Moss Twp	52B10SW8108	Goldfields	1991	Geophysics - Airborne Mag VLFEM	Moss Twp
52B10SE0267	Belore Mines	1974	Geophysics - mag survey	Moss Twp	52B10SE0179	Kukkee	1991	Trenching, Geochem - rock samples	Moss Twp
52B10SE0260	Falconbridge Nickel Mines	1974	DDH	Moss Twp	52B10SW8103	Kukkee	1991	Trenching, Geochem - rock samples	Moss Twp
52B10SE0261	Falconbridge Nickel Mines	1974	Trenching, Geochem - rock samples	Moss Twp	52B07NE0001	Noranda	1991	Geophysics - mag survey	Moss Twp
52B10SW0116	Fort Reliance, Lynx Canada	1974	Geophysics - Mag EM survey	Moss Twp	52B07NE0037	Noranda	1991	DDH	Moss Twp
52B10SE0243	Huronian Mines	1974	DDH	Moss Twp	52B10SE0177	Noranda	1991	DDH	Moss Twp
52B10SE0244	Huronian Mines	1974	Geophysics - Mag, EM survey	Moss Twp	52B10SE0180	Noranda	1991	Geophysics - mag survey	Moss Twp
52B10SW0113	Nichro Mines	1975	DDH	Moss Twp	52B10SE0182	Noranda	1991	Geophysics - VLF survey	Moss Twp
52B10SW0115	Troilus	1975	Geophysics - mag survey	Moss Twp	52B10SW8110	Akiko Lori	1992	Exploration summary report	Moss Twp
52B10SE0242	Falconbridge Nickel Mines	1976	DDH	Moss Twp	52B10SW0028	Fogen	1992	Trenching, Geochem - rock samples	Moss Twp
52B07NW075	Amoco	1977	DDH	Moss Twp	52B10SW0024	Fogen, Wing, Wallace, Calvert	1992	Geochem - rock samples, Geophysics - VLF, Mag, EM	Moss Twp
52B10SE0240	Camflo Mines	1979	DDH	Moss Twp	52B10SW8101	Fogen, Wing, Wallace, Calvert	1992	Geochem - rock samples, Geophysics - VLF, Mag, EM	Moss Twp
52B10SE0235	Mountainview Expl	1979	Geophysics - EM Survey	Moss Twp	52B10SE0173	Kukkee	1992	DDH, geochem - rock samples	Moss Twp
52B10SE0238	Mountainview Expl	1980	DDH	Moss Twp	52B10SW8106	Noranda	1992	DDH	Moss Twp
52B10SE0239	Mountainview Expl	1982	DDH	Moss Twp	52B10SE0171	Ranta	1992	Geophysics - mag,VLFEM Geochem - rock sampling	Moss Twp
52B10SE0234	Tandem Res	1983	DDH	Moss Twp	52B10SW0021	Ranta	1992	Geochem - rock samples, Geophysics - VLF, Mag, EM	Moss Twp
52B10SE0201	Tandem Storimin	1983	DDH	Moss Twp	52B10SW0020	Aho	1993	Geochem - rock samples	Moss Twp
52B10SW0016	Belore Mines	1984	Geophysics - mag survey	Moss Twp	52B10SE8600	Akiko Lori	1993	Geology mapping, Geochem - rock, soil sampling	Moss Twp
52B10SE0233	Canadian Nickel	1984	DDH	Moss Twp	52B10SE8605	Akiko Lori	1993	DDH	Moss Twp
52B10SE0231	Cumberland Res	1984	Geochem - soil sampling	Moss Twp	52B10SE0009	Kukkee	1993	DDH, geophysics - VLFEM survey	Moss Twp
52B10SW0109	Huronian Mines	1984	Geophysics - Mag EM survey	Moss Twp	52B10SE0018	Kukkee	1993	DDH, geochem - rock samples	Moss Twp
52B10SW0110	Moss Lake Development	1984	Geology report	Moss Twp	52B10SE0063	Ranta	1993	Trenching, Geochem - rock samples	Moss Twp
52B07NW004	Kennco Expl	1985	Geochem - Humus sampling	Moss Twp	52B10SW0012	Aho	1994	Trenching, Geochem - rock samples	Moss Twp
52B10SE0226	Jet Mining	1986	Geophysics - Airborne Mag VLFEM	Moss Twp	52B10SW0013	International Geoventures	1994	Geophysics - VLF, Mag, EM survey	Moss Twp
52B10SE0230	Storey	1986	DDH	Moss Twp	52B10SW0001	Petrunka Ranta	1994	DDH	Moss Twp
52B10SE0228	Storimin Expl	1986	Geophysics - VLF, Mag survey	Moss Twp	52B10SW0030	Wallace	1994	Trenching, Geochem - rock samples	Moss Twp
52B10SW0015	Tandem Storimin	1986	Geophysics - VLF EM survey	Moss Twp	52B10SW0019	Wing, Wallace, Calvert	1994	Geochem - rock samples	Moss Twp
52B10SE0220	Belisle	1987	DDH	Moss Twp	52B10SW0002	Kukkee	1995	Trenching, Geochem - rock samples	Moss Twp
52B10SE0215	Canadian Nickel	1987	DDH	Moss Twp	52B10SW2019	Ranta Petrunka	1995	Geochem - rock samples, DDH	Moss Twp
52B10SW0014	Grand Portage Res	1987	DDH	Moss Twp	52B10SW0025	Aho	1996	DDH	Moss Twp
52B10SE0218	Matt Berry Mines	1987	Geophysics - VLF, Mag, EM survey	Moss Twp	52B10SW2003	Aho	1996	Trenching, Geochem - rock samples	Moss Twp
52B10SE0222	Matt Berry Mines	1987	Surveying, photogrammetric contouring	Moss Twp	52B10SE0036	Bumbu	1996	Trenching, Geochem - rock samples	Moss Twp
52B10SW0017	Matt Berry Mines	1987	DDH	Moss Twp	52B10SE0067	Kukkee	1996	DDH, geochem - rock samples	Moss Twp
52B10SE5138	Rainbow Lake Res	1987	Trenching	Moss Twp	52B10SW0026	Kukkee	1996	Trenching, Geochem - rock samples	Moss Twp
52B10SE0049	Tamavack Res-Maple Leaf	1987	Geophysics - Mag, VLF, IP	Moss Twp	52B10SE0075	Martin	1996	Trenching, Geochem - rock samples	Moss Twp
52B10SE0223	Tandem Res	1987	DDH	Moss Twp	52B10SW0031	Ranta	1996	Trenching, Geochem - rock samples	Moss Twp
20007378	Ternowsky Belisle	1987	DDH	Moss Twp
52B10SE0216	Grand Portage Res	1988	DDH	Moss Twp	52B10SE0229	Kennco Expl	1985	Geophysics - VLF, Mag, EM survey	Moss/Powell Lake
52B10SW0011	Great Fortress Res	1988	DDH	Moss Twp	52B10SE5081	Grand Portage Res	1987	Trenching	Moss/Powell Lake
52B10SW0893	Great Fortress Res	1988	DDH	Moss Twp	52B10SW0089	Noranda	1991	Exploration summary report	Moss/Powell Lake
52B10NE0011	Jet Mining	1988	Geophysics - Airborne Mag VLFEM	Moss Twp	52B10SW0892	Noranda	1991	Exploration summary report	Moss/Powell Lake
52B10SE0083	McChristie	1988	Geophysics - airborne VLF EM survey	Moss Twp	52B07NW071	Noranda	1956	DDH	Powell Lake
52B10SE0199	Noranda	1988	Geochem - rock sampling	Moss Twp	52B07NW070	Smith	1957	DDH	Powell Lake
52B10SW8111	Noranda	1988	Geochem - rock samples, Geophysics - radiometric survey	Moss Twp	52B07NW069	Cominco	1967	DDH	Powell Lake
52B10SE0200	Rainbow Lake Res	1988	DDH	Moss Twp	52B07NW072	Falconbridge Nickel Mines	1970	DDH	Powell Lake
52B10SE0202	Rainbow Lake Res	1988	Exploration summary report	Moss Twp	52B07NW049	Arctic Atlantic Expl	1984	Geophysics - Mag/EM survey	Powell Lake
52B10SE0205	Rainbow Lake Res	1988	DDH	Moss Twp	52B07NW048	Cumberland Res	1984	Geophysics - Mag/EM survey	Powell Lake
52B10SE0210	Sanders	1988	DDH	Moss Twp	52B07NW035	Grand Portage Res	1984	Geology report	Powell Lake
52B10SE0047	Tamavack Res	1988	DDH, Geochem - soil, humus	Moss Twp	52B07NW042	Grand Portage Res	1985	Geology mapping, Geochem - humus sampling	Powell Lake
52B10SE0203	Tandem Storimin	1988	Exploration summary report	Moss Twp	52B10SW0018	Kennco Expl	1985	Geophysics - VLF, Mag, EM survey	Powell Lake
52B10SE0212	Newmont Expl	1989	DDH	Moss Twp	52B07NW8281	Wolf River Res	1985	Geochem - soil/rock, mapping, airborne VLF/mag	Powell Lake
52B10SE0197	Noranda	1989	Geochem - humus sampling	Moss Twp	52B07NW0074	Grand Portage Res	1987	Trenching Geophysics - IP survey	Powell Lake
52B10SW0008	Noranda	1989	Geology mapping, Geochem - humus, rock samples	Moss Twp	52B10SE0195	Grand Portage Res	1990	Geophysics - airborne EM,Mag,VLF survey	Powell Lake
52B10SW0010	Noranda	1989	Geology mapping, Geochem - rock samples	Moss Twp	52B07NW2006	Kukkee	1990	Geochem - rock sampling, Geophysics - mag survey	Powell Lake
52B10SE0181	Rainbow Lake Res	1989	DDH	Moss Twp	52B10SE0038	Noranda	1990	Geophysics - airborne EM,Mag,VLF survey	Powell Lake
52B10SE0198	Storey	1989	DDH	Moss Twp	52B07NE0002	Martin	1992	Trenching, Geochem - rock samples	Powell Lake
52B10SE0183	Central Crude	1990	DDH	Moss Twp	52B07NE0003	Falconbridge	1993	DDH	Powell Lake
52B10SE5069	Grand Portage Res	1990	Trenching, Geochem - rock samples	Moss Twp	52B07NW8273	Poirier	1993	Geochem - rock sampling	Powell Lake
					52B07NE0008	Falconbridge Nickel Mines	1973	DDH	Nelson Lake

12 September 2025	34

Table 6.2 Summary of historical, within-project, work programs completed by Pele Mountain, Coventry Resources, and Kesselrun.

A) Pele Mountain Resources Inc. Assessment Reports

Assessment record ID	Work performed year	Work group	Work type	Quantity
		Geology	Geological Survey / Mapping	geol map
52B10SW0037	1996-1997	Physical	Mechanical	844.7 hours
		Physical	Overburden Stripping	5 areas
52B10SW2002	1996-1997	Geochemistry Geology Drilling Drilling	Assaying and Analyses Compilation and Interpretation - Geology Compilation and Interpretation - Diamond Drilling Diamond Drilling	~ 81 samples 1:4000 geol map 4 DDH 113 DDH
		Geochemistry	Assaying and Analyses	104 samples
52B10SW2004	1997	Drilling	Compilation and Interpretation - Diamond Drilling	11 DDH
		Drilling	Diamond Drilling	17 DDH
52B10SW0034	1997	Drilling	Diamond Drilling	10 DDH
52B10SW2008	1998	Geochemistry	Geochemical	1,475 till 557 rock samples
52B10SW0035	1997	Geochemistry Drilling	Assaying and Analyses Diamond Drilling	>100 samples 5 DDH

52B10SW2009	1997	Geology	Geological Survey / Mapping	1 - 1:4000 geol map
		Drilling	Downhole Geophysics	1,195 m PEM
		Ground Geophysics	Induced Polarization	10 km
52B10SW0033	1997	Ground Geophysics	Magnetic / Magnetometer Survey	28 lines
		Drilling	Diamond Drilling	2 DDH
		Ground Geophysics	Electromagnetic Very Low Frequency	18 lines
52B10SW2001	1997	Ground Geophysics Ground Geophysics	Magnetic / Magnetometer Survey Electromagnetic Very Low Frequency	64 line km 64 line km
52B10SW2017	2003	Geochemistry	Assaying and Analyses Prospecting By Licence Holder	41 rock samples 17 claims
		Prospecting
52B10SW2014	2003	Geochemistry Drilling	Assaying and Analyses Diamond Drilling	148 core samples 4 DDH
20000000840	2004-2005	Geochemistry Drilling	Assaying and Analyses Diamond Drilling	1,668 core samples 8 DDH 2,950 m
20000002919	2006	Airborne Geophysics	Time Domain Electromagnetic survey	589.1 line km

B) Coventry Resources Ltd. Assessment Reports

Assessment record ID	Work performed year	Work group	Work type	Quantity
20000006762, 20000009747	2009-2011	Geochemistry Geochemistry Drilling	Diamond drilling Core sampling Till and humus sampling	70 DDH, 7,846 m Re-logged/re-analyzed 62 historic DDH, 6.633 m 442 sites, 200 m x 200 m grid

C) Kesselrun Resources Ltd. Assessment Reports

Assessment record ID	Work performed year	Work group	Work type	Quantity
20000015344	2016-2017	Sampling Program Prospecting Physical Sampling Program	Channel Sampling Prospecting By Licence Holder Bedrock Trenching Rock Sampling	602 samples 24 Days 6 trenches 208 samples
		Geochemistry	Assaying and Analyses	1,282 samples
		Sampling Program	Channel Sampling	1,018 samples
20000017914	2017	Prospecting	Prospecting By Licence Holder	N/A
		Physical	Overburden Stripping	0.77794 hectares
		Sampling Program	Rock Sampling	264 grab samples
		Geochemistry	Assaying and Analyses	700 channel samples
		Sampling Program	Channel Sampling	700 samples / 149 channels total
	2020	Geology	Geological Survey / Mapping	98.5 crew days
20000019193		Physical	Overburden Stripping	11 trenches / 1.99 hectares total
		Physical	Bedrock Trenching	11 trenches / 1.99 hectares total
		Sampling Program	Rock Sampling	700 channel samples
		Drilling	Diamond Drilling	29 DDH / 3119m total
20000019098	2020	Physical	Overburden Stripping	N/A
		Sampling Program	Rock Sampling	5 grab, 6 tailings & 3,162 core samples (2,938 m)
20000020443	2021	Geochemistry	Assaying and Analyses	10,317 samples
		Drilling	Diamond Drilling	102 DDH / 19,256 m
		Geochemistry	Assaying and Analyses	8,177 samples
20000021855	2022	Drilling	Diamond Drilling	55 holes 12,802 m
		Sampling Program	Rock Sampling	8,177 core samples
		Airborne Geophysics	Compilation and Interpretation - acquire NuTEMTM and TMI	1 report
20000021700	2022-2023	Airborne Geophysics	Airborne Electromagnetic (NuTEM)	1 survey, 334 total line km
		Airborne Geophysics	Airborne Magnetometer (NuTEMTM)	334 total like km
		Geochemistry	Assaying and Analyses	8 samples
20000022259	2023	Prospecting	Prospecting By Licence Holder	4 man days
		Sampling Program	Rock Sampling	8 samples
		Geochemistry	Assaying and Analyses	122 samples
20000022337	2023	Sampling Program	Channel Sampling	101 samples taken in 12 channels
		Physical	Mechanical	N/A
		Sampling Program	Rock Sampling	21 grab samples
20000022339	2023	Airborne Geophysics	Airborne Magnetometer	652 line km

12 September 2025	35

6.4	Historical Exploration Highlights (Within the Boundaries of the Project)

The following sub-sections provide highlights of the historical exploration work conducted within the boundaries of the Huronian Gold Project.

6.4.1	Geological Mapping and Introduction to Historically-Depicted Gold-Mineralized Zones

Historical work conducted by companies other than Gold X2 Mining has identified several structurally controlled, gold-mineralized zones at the Project. The zones are spatially presented in Figure 6.2 and include:

•	The Huronian Zone (described historically as the Ardeen Zone due to the shear zones association with the past-producing Ardeen Mine).

•	The Fisher Zone and subzones Main Fisher Zone, Fisher North Hanging wall A and B zones, and Fisher Footwall B A and B zones.

•	The McKellar Zone (described historically as the Pele Zone).

•	Trench 2 Zone.

•	Minoletti prospect (described historically as the Pele North Zone).

•	The Span North and Span South prospects.

The geology of the mineralized zones and the mineralization are described in Sections 7.2 and 7.3, respectively. The outlines of the mineralized zones are included as a background image in select figures in the historical work program sub-sections that follow.

6.4.2	Geophysical Surveys

A summary of the historical geophysical surveys in the Huronian Gold Project region is summarized in Figure 6.3 and Table 6.3. Between 1991 to 2014, over 215,000 line-kilometres have been historically flown within a variety of geophysical surveys that include magnetic (total field and horizontal gradiometer), electromagnetic (EM), very low frequency electromagnetic (VLF-EM), and spectrometer airborne surveys and a ground gravity survey.

More recently, during 2023, Kesselrun commissioned NUVIA Dynamics Inc. (Nuvia) to acquire and process data from a fall 2022, 372-kilometre, NuTEM Electromagnetics (NuTEM) and Total Field Magnetic Intensity (TMI) heli-borne survey. TechnoImaging LLC (TechnoImaging) then inverted the data with its proprietary GlassEarth® 3D imaging technology to produce 3D subsurface voxel models of the survey area (Kesselrun Resources Ltd., 2023b). The QP has yet to assess the Kesselrun survey detail; however, Kesselrun disclosed an image of the re-assessed TMI survey, which is presented in Figure 6.4. Kesselrun stated that there is excellent correlation between certain geophysical features and gold mineralization.

The QP recommends that Gold X2 Mining compile all historical geophysical survey information and re-process and re-assess the data as part of future work at the Project.

12 September 2025	36

Figure 6.2 Historically defined gold-mineralized zones.

663000
664000
665000
5379000
5378000
5377000
N
Huronian Zone
Fisher Zone
Mckellar Zone
0
10
km
Legend
Huronian Project Boundary
Ardeen Mine
GOLDX2
Huronian Gold Project, Ontario, Canada
Historically Defined
Gold-Mineralization Zones
1:20,000
UTM N83 Zone 15
September 2025
0
500
m
APEX GEOSCIENCE

12 September 2025	37

Figure 6.3 Historical geophysical survey areas.

650000
660000
670000
680000
5400000
5390000
5380000
5370000
5360000
N
2. Marmion Lake Area:
Magnetics
6. Lac des Mille Lacs - Nagagami Lake Area:
Magnetics, Spectrometer
7. Timmins Area:
Ground Gravity
1. Shebandowan Area:
Magnetics, EM, VLF
4. Burchell Lake Area:
Magnetics, EM
3. Mameigwess Lake-
Highbank Lake Area:
Magnetics, EM
5. Mahon Lake and Flatrock Lake Areas:
Magnetics, Spectrometer
French River
Greenwood River
Dexter Creek
Nelson Creek
Kashabowie
11
Legend
Huronian Project Boundary
Geophysical Survey Areas, Company
Aerodat
Aeroquest International Limited, Geotech Limited
CGG, Ottawa
GDS Inc/Goldak Airborne Surveys
Geotech Limited
Goldak Airborne Surveys
Ontario Geological Survey
GOLDX2
Huronian Gold Project, Ontario, Canada
Historical Geophysical Survey Outlines
1:300,000
UTM N83 Zone 15
September 2025
0
10
km
APEX GEOSCIENCE

12 September 2025	38

Table 6.3 Historical geophysical survey summary.

Figure survey number	Company	Year	Survey name	Line- km	Line- spacing	Magnetic survey type	Magnetic survey height	EM survey type	EM Domain	EM survey height	VLF EM	Spectrometer	Gravity	OGS publication number
1	Aerodat	1991	Shebandowan Area	22,401	200	Total field	45	Aerodat 4 Frequency HEM	FDEM	30	yes	/	/	GDS 1021
2	GDS Inc/Goldak Airborne Surveys	2009	Marmion Lake Area	11,896	150	Total field	100	/	/	/	/	/	/	GDS 1066
3	Aeroquest International Limited, Geotech	2005	Mameigwess Lake-Highbank Lake Area	16,220	100	Total field	51	AeroTEM II	TDEM	30	/	/	/	GDS 1235
4	Geotech Limited	2004	Burchell Lake Area	3,268	100	Total field	65	VTEM	TDEM	30	/	/	/	GDS 1241
5	CGG, Ottawa	2014	Mahon Lake and Flatrock Lake Areas	33,085	200	Horizontal gradiometer	100	/	/	/	/	Yes	/	GDS 1077
6	Goldak Airborne Surveys	2014	Lac des Mille Lacs - Nagagami Lake Area	128,344	200	Horizontal gradiometer	100	/	/	/	/	Yes	/	GDS 1078
7	OGS/GSC	/	Single Master Gravity and Aeromagnetic data for Ontario (Geosoft)	/	812	Total field	/	/	/	/	/	/	Ground	ERLIS 1036 (binary)
			Total line-kilometres	215,214		215,214		41,889			22,401	161,429	/

12 September 2025	39

Figure 6.4 Historical (2023) Total Field Magnetic Intensity geophysical survey. Source: Kesselrun Resources Ltd. (2023b).

660000
662000
664000
666000
668000
5382000
5380000
5378000
5376000
5374000
N
Ardeen Mine
TMI (nT)
Legend
Huronian Project Boundary
N
0
10
km
GOLDX2
Huronian Gold Project, Ontario, Canada
2023 Kesselrun
Magnetic Survey (TMI)
1:60,000
UTM N83 Zone 15
September 2025
0
2
km
APEX
GEOSCIENCE

12 September 2025	40

6.4.3	Rock Sampling Programs

The location of historical rock samples – and their grouped gold assay values – is presented in Figure 6.5. The rock sampling dataset comprises 843 samples within the boundaries of the Huronian Gold Project. The QPs review of the rock sample gold analytical results show:

•	527 analytical results (62.5%) assayed ≤0.1 g/t Au.

•	73 analytical results (8.7%) were between >0.1 and ≤0.5 g/t Au.

•	32 analytical results (3.8%) were between >0.5 and ≤1.0 g/t Au.

•	97 analytical results (11.5%) were between >1.0 and ≤3 g/t Au, with an average of 1.681 g/t Au.

•	75 analytical results (8.9%) were between >3.0 and ≤10 g/t Au, with an average of 6.206 g/t Au.

•	25 analytical results (3.0%) were between >10.0 and ≤25 g/t Au, with an average of 17.315 g/t Au.

•	10 analytical results (1.2%) were between >25.0 and ≤100 g/t Au, with an average of 53.391 g/t Au.

•	3 analytical results (0.4%) yielded >100 g/t Au, including values of 122.52, 407.90, and 1,342.65.

The highest gold-in-rock samples occur within, and adjacent to, the Fisher mineralized zone. Many of the highest gold values within the rock dataset were collected and analyzed by Akiko-Lori Gold and Pele Mountain.

To provide recent rock sampling context, in 2017, Kesselrun collected 17 bedrock grab samples that yielded between 0.5 g/t and 15.7 g/t Au with an average of 4.2 g/t Au (Kesselrun Resources Ltd., 2017a-b). Silver values for a subset of the rock samples were disclosed and yielded between 1.0 and 51.0 g/t Au with an average of 17.5 g/t Ag (n=10 analyses). The 15.7 g/t Au rock sample was hosted in quartz veined and sheared volcanic rock along an interpreted extension of the Huronian shear zone.

Minimal surface bedrock exposures are observed at surface near the historic Ardeen Mine site because the area was either buried in waste rock excavations during pre-1936 mining operations or the area is covered by swamp. During 2020, Kesselrun exposed the surface expression of the Ardeen Mine’s vein system and grab rock samples on the freshly exposed vein material yielded 13.9 g/t and 90.6 g/t Au (Kesselrun Resources Ltd. (2020a).

In 2025, Kesselrun disclosed the results of 7 grab rock and 22 surface rock chip samples collected from the McKellar West and the Minoletti target prospects, which extend and parallel the McKellar Zone, respectively. The 7 grab samples yielded between 1.3 g/t and 8.1 g/t Au with an average of 5.0 g/t Au (Kesselrun Resources Ltd., 2025). The chip samples yielded between 0.3 g/t and 1.0 g/t Au with an average of 0.6 g/t Au and between 1.1 g/t and 24.7 g/t Ag with an average of 7.0 g/t Ag.

12 September 2025	41

Figure 6.5 Location and visual gold value comparisons of historical rock sampling programs.

660000
665000
670000
5385000
5380000
5375000
N

Legend

Huronian Project Boundary

Historic Rock Samples

Au (grams per ton)

- 0.001 - 10
- 10 - 50
- 50 - 150
- 150- 500
- 500 - 1500

GOLDX2

Huronian Gold Project, Ontario, Canada

Historical Rock Sample Gold Highlights

1:100,000	UTM N83 Zone 15	September 2025

0 3 km

APEX GEOSCIENCE

12 September 2025	42

6.4.4	Trench Channel Sampling Programs

The location of historical trench samples – and their grouped gold assay values – within the boundaries of the Huronian Gold Project is presented in Figure 6.6. The trench sampling dataset comprises 583 trench samples with coordinates. However, the QP has only been able to locate trench samples assays for 539 samples (92.5%).

The QPs review of the 539-trench sample gold analytical results show:

•	171 analytical results (31.7%) assay ≤0.1 g/t Au.

•	158 analytical results (29.3%) yield between >0.1 and ≤0.5 g/t Au.

•	68 analytical results (12.6%) yield between >0.5 and ≤1.0 g/t Au.

•	68 analytical results (12.6%) yield between >1.0 and ≤3 g/t Au, with an average of 1.679 g/t Au.

•	43 analytical results (8.0%) yield between >3.0 and ≤10 g/t Au, with an average of 5.250 g/t Au.

•	26 analytical results (4.8%) yield between >10.0 and ≤25 g/t Au, with an average of 15.308 g/t Au.

•	5 analytical results (0.93%) yield >25 g/t Au, including values of 25.23, 25.56, 28.87, 119.66, and 238.97 g/t Au.

The highest gold-in-rock samples occur within, and directly north of, the Fisher mineralized zone (i.e., the Fisher North sub-zone).

6.4.5	Diamond Drillhole Programs

A drillhole data compilation completed by MacDonald (2004), on behalf of Pele Mountain, summarizes historical drilling at the Huronian Gold Project between approximately 1905 to 2003. The MacDonald (2004) compilation includes 301 historical drillholes, totaling 31,542 m, which includes 152 Pele Mountain holes and 149 holes drilled by companies other than Pele Mountain. Thirty-five holes (12%) include holes that were drilled adjacent to the Huronian Gold Project.

A drillhole compilation compiled by the QP includes 1935 to 2022 drillhole data. A total of 660 historical diamond drillholes were reviewed, of which 583 drillholes totaling 80,679 m were clipped, and occur, within the boundaries of the Huronian Gold Project.

The location of the 583 drillholes within the Huronian Gold Project is presented in Figure 6.7 with drillhole descriptions in Table 6.4.

Of the 583 total holes, 514 diamond drillholes were collared within the mineralized zones (88%) as presented in Figure 6.8.

12 September 2025	43

Figure 6.6 Location and visual gold value comparisons of historical trench and channel sampling programs.

663000
664000
665000
5379000
5378000
5377000
N
Huronian Zone
Fisher Zone
Mckellar Zone
0
10
km

Legend

Huronian Project Boundary

Ardeen Mine

Historic Trench-Channel Samples Au (grams per ton)

- < 2.5
- 2.5 - 10
- 10 - 25
- 25 - 100
- 100 - 250

GOLDX2

Huronian Gold Project, Ontario, Canada

Historical Trench-Channel Sample Gold Highlights

1:20,000	UTM N83 Zone 15	September 2025

0 500
m

APEX GEOSCIENCE

12 September 2025	44

Figure 6.7 Historical diamond drillhole locations in the Huronian Gold Project area.

660000
665000
670000
5385000
5380000
5375000
N

Legend

Huronian Project Boundary

Historical DDH, Year Drilled

- 1935
- 1957
- 1966 - 1969
- 1971 - 1972
- 1987 - 1995
- 1996 - 1999
- 2002 - 2005
- 2009 - 2010
- 2020 - 2022

GOLDX2

Huronian Gold Project, Ontario, Canada

Historical Diamond Drillhole Locations

1:100,000	UTM N83 Zone 15	September 2025

0 4 km

APEX GEOSCIENCE

12 September 2025	45

Figure 6.8 Historical diamond drillhole collars within the mineralized zones.

663000
664000
665000
5379000
5378000
5377000
N
Huronian Zone
Ardeen Mine
Fisher Zone
Mckellar Zone
0
10
km
Legend
Huronian Project Boundary
Ardeen Mine
Historical DDH, Year Drilled
1935
1966 - 1969
1971 - 1972
1987 - 1995
1996 - 1999
2002 - 2005
2009 - 2010
2020 - 2022
GOLDX2
Huronian Gold Project, Ontario, Canada
Historical Drillholes in the Appointed Mineralized Zones
1:20,000
UTM N83 Zone 15
September 2025
0
500
m
APEX GEOSCIENCE

12 September 2025	46

Table 6.4 Historical diamond drillhole descriptions.

			Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth				Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth
Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)	Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)

20J	1935	Ardeen Gold Mines Ltd.	664428	5378769	134.2	74	-40	173	96-1	1996	Pele Mountain collar GPS	664771	5378737	462.4	174	-45	14
21J	1935	Ardeen Gold Mines Ltd.	664428	5378769	134.1	74	-60	112	96-10	1996	Pele Mountain (re-assay, Coventry)	664830	5378753	460.8	176	-50	66
22J	1935	Ardeen Gold Mines Ltd.	664428	5378768	134.1	155	-45	52	96-10A	1996	Pele Mountain (re-assay, Coventry)	664830	5378753	460.8	176	-70	63
23J	1935	Ardeen Gold Mines Ltd.	664424	5378758	134.9	114	-35	47	96-11	1996	Pele Mountain collar GPS	664703	5378993	451.0	130	-50	63
24J	1935	Ardeen Gold Mines Ltd.	664437	5378715	134.1	360	-90	53	96-11A	1996	Pele Mountain collar GPS	664703	5378993	451.0	130	-70	63
25J	1935	Ardeen Gold Mines Ltd.	664428	5378769	134.9	61	-35	93	96-12	1996	Pele Mountain	664750	5379073	451.0	130	-50	63
26J	1935	Ardeen Gold Mines Ltd.	664428	5378768	134.1	115	-45	52	96-12A	1996	Pele Mountain	664750	5379073	451.0	130	-70	63
3F	1935	Ardeen Gold Mines Ltd.	664369	5378718	210.6	124	-39	76	96-13	1996	Pele Mountain collar GPS	664739	5379040	452.8	130	-50	63
Di-2	1966	Cominco	664098	5375684	428.0	158	-45	62	96-13A	1996	Pele Mountain collar GPS	664739	5379040	452.8	130	-70	63
D69-1	1969	Dome Exploration	666677	5381832	448.0	135	-45	91	96-14	1996	Pele Mountain (re-assay, Coventry)	664768	5378776	457.3	176	-50	63
D69-10	1969	Dome Exploration	664503	5378478	453.0	135	-45	91	96-14A	1996	Pele Mountain (re-assay, Coventry)	664768	5378776	457.3	176	-70	84
D69-11	1969	Dome Exploration	664270	5378560	435.0	135	-45	98	96-15	1996	Pele Mountain (re-assay, Coventry)	664863	5378767	459.0	176	-50	63
D69-12	1969	Dome Exploration	664560	5378857	443.0	315	-45	123	96-15A	1996	Pele Mountain (re-assay, Coventry)	664863	5378767	459.0	176	-70	63
D69-13	1969	Dome Exploration	664552	5378865	442.0	180	-45	92	96-2	1996	Pele Mountain collar GPS	664795	5378753	461.6	357	-90	13
D69-14	1969	Dome Exploration	664596	5378821	450.0	135	-45	92	96-3	1996	Pele Mountain	664796	5378739	464.9	360	-90	14
D69-15	1969	Dome Exploration	664637	5378779	454.0	135	-45	94	96-4	1996	Pele Mountain	664724	5379009	455.9	360	-90	11
D69-16	1969	Dome Exploration	664630	5378741	453.0	135	-45	123	96-5	1996	Pele Mountain collar GPS	664712	5378983	456.2	357	-90	27
D69-17	1969	Dome Exploration	664606	5378725	451.0	135	-45	92	96-5A	1996	Pele Mountain collar GPS	664712	5378983	456.2	130	-80	24
D69-2	1969	Dome Exploration	664678	5378739	457.0	135	-45	93	96-6	1996	Pele Mountain collar GPS	664715	5378987	455.8	130	-90	24
D69-3	1969	Dome Exploration	664717	5378700	459.0	135	-45	92	96-7	1996	Pele Mountain collar GPS	664814	5378744	461.0	130	-90	25
D69-4	1969	Dome Exploration	664757	5378660	458.0	135	-45	91	96-8	1996	Pele Mountain (re-assay, Coventry)	664769	5378756	460.0	176	-50	72
D69-5	1969	Dome Exploration	664545	5378702	450.0	135	-45	122	96-8A	1996	Pele Mountain (re-assay, Coventry)	664769	5378756	460.0	176	-70	72
D69-6	1969	Dome Exploration	664596	5378651	454.0	135	-45	92	96-9	1996	Pele Mountain (re-assay, Coventry)	664817	5378748	460.0	176	-50	63
D69-7	1969	Dome Exploration	664477	5378683	446.0	315	-45	125	96-9A	1996	Pele Mountain (re-assay, Coventry)	664817	5378748	460.0	176	-70	63
D69-8	1969	Dome Exploration	664470	5378690	445.0	315	-45	92	DDH-KK-1-96	1996	Ken Kukkee	670117	5381839	475.0	320	-45	78
D69-9	1969	Dome Exploration	664508	5378649	451.0	135	-45	93	X96-01	1996	Pele Mountain	664771	5378737	462.4	357	-85	14
71-2	1971	Belore Mines Limited	665168	5379363	458.0	90	-50	102	X96-02	1996	Pele Mountain	664795	5378753	461.6	360	-90	13
71-3	1971	Belore Mines Limited	664666	5378763	457.0	302	-45	86	X96-03	1996	Pele Mountain	664796	5378739	464.9	360	-90	14
71-4	1971	Belore Mines Limited	664347	5378723	437.0	122	-40	102	X96-04	1996	Pele Mountain	664724	5379009	455.9	360	-90	11
72-02	1972	Belore Mines Limited	664688	5378730	458.0	288	-45	77	X96-05	1996	Pele Mountain	664712	5378983	456.2	360	-90	27
72-03	1972	Belore Mines Limited	664668	5378711	456.0	288	-45	78	X96-05A	1996	Pele Mountain	664712	5378983	456.2	130	-80	24
72-05	1972	Ardeen Gold Mines Ltd.	664027	5378353	436.0	135	-50	18	X96-06	1996	Pele Mountain	664715	5378987	455.8	0	-90	24
72-06	1972	Ardeen Gold Mines Ltd.	664022	5378348	436.0	135	-55	18	X96-07	1996	Pele Mountain	664814	5378744	461.0	0	-90	25
72-08	1972	Belore Mines Limited	664011	5378337	437.0	155	-65	31	97-04	1997	ARDEEN	664856	5378817	456.9	180	-46	102
72-09	1972	Belore Mines Limited	664005	5378331	437.0	155	-65	31	97-05	1997	Pele Mountailn collar GPS	664731	5378893	454.8	159	-45	60
MB-87-01	1987	Matt Berry	662428	5377837	441.0	135	-50	152	97-06	1997	Pele Mountain collar GPS	664731	5378893	454.8	159	-70	102
MB-87-02	1987	Matt Berry	662473	5377861	437.0	150	-50	127	97-07	1997	Pele Mountain collar GPS	664760	5378922	454.5	130	-45	60
MB-87-03	1987	Matt Berry	662518	5377893	437.0	150	-50	134	97-09	1997	Pele Mountain collar GPS	664695	5378975	451.0	136	-45	102
MB-87-04	1987	Matt Berry	662561	5377902	442.0	150	-50	127	97-1	1997	Pele Mountain collar GPS	664754	5378761	457.3	160	-45	51
MB-87-05	1987	Matt Berry	662383	5377817	442.0	150	-50	140	97-10	1997	Pele Mountain collar GPS	664745	5378974	456.9	310	-45	102
MB-87-06	1987	Matt Berry	662990	5377757	442.0	135	-50	161	97-11	1997	Pele Mountain collar GPS	664787	5379010	458.7	3	-45	100
MB-87-07	1987	Matt Berry	663075	5377868	436.0	315	-50	182	97-12	1997	Pele Mountain collar GPS	664642	5379048	448.8	147	-45	101
MB-87-08	1987	Matt Berry	662761	5377612	449.0	135	-50	121	97-13	1997	Pele Mountain (re-assay, Coventry)	664764	5379009	458.9	337	-70	520
MB-87-09	1987	Matt Berry	662708	5377584	448.0	135	-50	121	97-14	1997	Pele Mountain	665212	5378947	457.0	130	-45	201
MB-87-10	1987	Matt Berry	664329	5378468	450.0	315	-68	161	97-15	1997	Pele Mountain (re-assay, Coventry)	664808	5379011	454.8	359	-45	150
MB-87-11	1987	Matt Berry	664329	5378468	450.0	315	-58	258	97-16	1997	Pele Mountain collar GPS	664702	5378996	451.1	328	-75	609
MB-87-12	1987	Matt Berry	664312	5378450	450.0	315	-60	261	97-17	1997	Pele Mountain collar GPS	664780	5378903	454.7	179	-45	81
MB-87-13	1987	Matt Berry	664294	5378433	450.0	315	-60	266	97-18	1997	Pele Mountain collar GPS	664837	5379026	455.0	358	-45	102
MB-87-14	1987	Matt Berry	664290	5378400	451.0	315	-56	301	97-19	1997	Pele Mountain collar GPS	664657	5379065	450.0	358	-60	120
MB-87-15	1987	Matt Berry	664278	5378346	451.0	315	-53	483	97-2	1997	Pele Mountain (re-assay, Coventry)	664754	5378761	457.3	160	-65	102
MB-87-16	1987	Matt Berry	664449	5378415	451.0	315	-54	590	97-20	1997	Pele Mountain collar GPS	664780	5378903	454.7	179	-70	110
MB-87-17	1987	Matt Berry	664416	5378419	451.0	315	-55	387	97-21	1997	Pele Mountain collar GPS	664806	5378919	454.7	179	-45	100
MB-87-18	1987	Matt Berry	664494	5378412	453.0	315	-51	450	97-22	1997	Pele Mountain collar GPS	664805	5379040	455.0	347	-70	162
GP-88-10	1988	GP Res Coords revised	663956	5374362	420.0	163	-55	142	97-23	1997	Pele Mountain	664810	5378985	454.4	347	-70	171
GP-88-11	1988	GP Res Coords revised	663941	5374422	418.0	163	-55	142	97-24	1997	Pele Mountain	664837	5379009	454.7	347	-45	51
GP-88-12	1988	GP Res Coords revised	663816	5374331	419.0	150	-55	142	97-25	1997	Pele Mountain	664778	5378950	454.5	312	-70	141
GP-88-13	1988	GP Res Coords revised	663341	5374821	433.0	163	-55	99	97-26	1997	Pele Mountain	664759	5379023	460.3	332	-45	51
GP-88-14	1988	GP Res Coords revised	663318	5374895	434.0	163	-55	108	97-27	1997	Pele Mountain	664837	5378998	456.0	347	-45	51
GP-88-15	1988	GP Res Coords revised	662828	5374466	430.0	150	-50	93	97-28	1997	Pele Mountain (re-assay, Coventry)	664796	5378725	466.0	8	-70	54
GP-88-16	1988	GP Res Coords revised	663218	5375234	441.0	163	-55	127	97-29	1997	Pele Mountain	664843	5378862	456.4	339	-50	57
GP-88-17	1988	GP Res Coords revised	664039	5374277	417.0	163	-55	141	97-3	1997	Pele Mountain (re-assay, Coventry)	664795	5378781	458.9	188	-50	105
RL-88-01	1988	Rainbow Lake Res	665640	5380706	451.0	135	-50	188	97-30	1997	Pele Mountain	664703	5379112	451.4	0	-45	172
RL-88-02	1988	Rainbow Lake Res	665469	5381010	447.0	135	-50	270	97-31	1997	Pele Mountain	664663	5379194	454.8	125	-45	111
RL-88-03	1988	Rainbow Lake Res	665743	5381172	457.0	135	-50	194	97-32	1997	Pele Mountain collar GPS	664686	5379237	458.4	125	-45	111
RL-88-04	1988	Rainbow Lake Res	665618	5381014	451.0	135	-52	209	97-33	1997	Pele Mountain	664724	5379009	455.8	132	-65	162
RL-88-05	1988	Rainbow Lake Res	665753	5380899	456.0	135	-50	264	97-34	1997	Pele Mountain	664834	5378983	454.5	132	-45	91
RL-88-06	1988	Rainbow Lake Res	665994	5381220	448.0	135	-50	145	97-35	1997	Pele Mountain	664942	5378894	462.0	132	-45	98
RL-88-07	1988	Rainbow Lake Res	665886	5381312	456.0	135	-50	237	97-36	1997	Pele Mountain	664994	5378981	460.1	132	-45	119
LA-90-01	1990	Landore Exploration	663365	5380096	445.0	135	-45	76	97-37	1997	Pele Mountain	665094	5379028	462.0	132	-45	166
LA-90-02	1990	Landore Exploration	663350	5380042	436.0	135	-45	106	97-38	1997	Pele Mountain	664922	5379174	454.0	132	-45	143
LA-90-03	1990	Landore Exploration	662789	5379664	439.0	315	-45	91	97-39	1997	Pele Mountain	665022	5379287	455.0	132	-45	111
LA-90-04	1990	Landore Exploration	662802	5379469	428.0	135	-45	152	97-40	1997	Pele Mountain	665066	5379380	454.0	132	-45	141
LA-90-05	1990	Landore Exploration	662802	5379469	428.0	135	-60	210	97-41	1997	Pele Mountain	665137	5379386	458.0	132	-45	153
LA-90-06	1990	Landore Exploration	664576	5378868	444.0	176	-45	121	97-42	1997	Pele Mountain	664906	5379385	449.0	132	-45	184
LA-90-07	1990	Landore Exploration	664556	5378872	442.0	176	-45	122	97-43	1997	Pele Mountain	664809	5379203	451.0	132	-45	127
LA-90-08	1990	Landore Exploration	663997	5378346	435.0	135	-45	88	97-44	1997	Pele Mountain	664887	5379018	455.1	132	-45	222
LA-90-09	1990	Landore Exploration	663946	5378321	432.0	135	-45	88	97-45	1997	Pele Mountain	665163	5379232	461.0	132	-45	201
LA-90-10	1990	Landore Exploration	664160	5378405	446.0	315	-45	137	97-46	1997	Pele Mountain	665221	5379577	460.0	132	-45	201
DC-91-02	1991	Noranda	667174	5374389	424.0	345	-40	149	97-47	1997	Pele Mountain	664950	5379282	452.0	132	-45	203
GP-91-01	1991	Grand Portage Resources Ltd.	665033	5374643	430.0	165	-40	335	97-48	1997	Pele Mountain	663923	5378309	435.4	151	-45	150
GP-91-03	1991	Grand Portage Resources Ltd.	662869	5374428	427.0	287	-40	287	97-49	1997	Pele Mountain	664016	5378362	431.4	151	-45	73
DDH-KK-1-92	1992	Ken Kukkee	670146	5381792	470.0	320	-45	48	97-50	1997	Pele Mountain	664700	5378773	456.6	163	-45	102
ML92-03	1992	Akiko-Lori Gold Resources Ltd.	663848	5378343	436.0	135	-50	48	97-51	1997	Pele Mountain	664692	5378936	452.0	156	-45	89
ML92-04	1992	Akiko-Lori Gold Resources Ltd.	663769	5378313	437.0	135	-50	51	97-52	1997	Pele Mountain	664671	5378953	451.0	154	-45	76
ML92-05	1992	Akiko-Lori Gold Resources Ltd.	663716	5378260	450.0	135	-50	61	97-53	1997	Pele Mountain	664659	5378759	456.0	163	-45	114
DDH-KK-1-93	1993	Ken Kukkee	670102	5381745	470.0	320	-45	76	97-54	1997	Pele Mountain	664501	5378853	439.0	312	-45	101
DDH-KK-2-93	1993	Ken Kukkee	670139	5381832	470.0	320	-45	34	97-55	1997	Pele Mountain	664532	5378965	450.5	147	-45	120
PRM-94-01	1994	Petrunka	664751	5378728	465.0	0	-60	30	97-56	1997	Pele Mountain	664783	5378737	463.2	286	-45	105
PRM-94-02	1994	Petrunka	664763	5378726	463.0	135	-45	38	97-57	1997	Pele Mountain	664621	5378742	453.0	290	-75	622
PRM-94-03	1994	Petrunka	664957	5378123	464.0	336	-45	61	97-58	1997	Pele Mountain	664068	5378431	431.8	142	-45	111
PRM-94-04	1994	Petrunka	664957	5378123	464.0	6	-45	31	97-59	1997	Pele Mountain	664016	5378362	431.4	142	-70	105
PRM-94-05	1994	Petrunka	664724	5379070	457.0	330	-45	61	97-60	1997	Pele Mountain	663970	5378333	431.9	142	-45	72
95-1	1995	Ted Aho	662810	5377703	449.0	130	-40	6	97-61	1997	Pele Mountain	663824	5378232	448.6	142	-45	51
95-2	1995	Ted Aho	663144	5377811	445.0	350	-40	10	97-62	1997	Pele Mountain	663824	5378232	448.6	142	-70	81
95-3	1995	Ted Aho	663157	5377820	445.0	355	-40	18	97-63	1997	Pele Mountain	663917	5378313	431.0	145	-70	84
95-5	1995	Ted Aho	663039	5377795	443.0	150	-40	20	97-64	1997	Pele Mountain	663701	5378162	447.4	136	-45	60
95-6	1995	Ted Aho	662810	5377695	449.0	136	-36	20	97-65	1997	Pele Mountain	663701	5378162	447.4	138	-70	93
95-7	1995	Ted Aho	662930	5377768	442.0	120	-40	19	97-66	1997	Pele Mountain	663634	5378128	441.9	138	-45	99
DDH-KK-195	1995	Ken Kukkee	660800	5378060	414.0	174	-45	151	97-67	1997	Pele Mountain	664586	5378737	456.4	163	-45	69
									97-68	1997	Pele Mountain	664510	5378713	451.6	163	-45	72

12 September 2025	47

Table 6.4, continued.

			Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth				Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth
Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)	Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)

97-69	1997	Pele Mountain	664605	5378917	446.0	163	-45	126	ML-02-002	2002	Moss Lake Gold	666577	5376518	444.0	335	-45	354
97-70	1997	Pele Mountain	663859	5378411	430.4	151	-45	300	P-FS-03-01	2003	Pele Mountain	663064	5378111	450.0	130	-45	186
97-71	1997	Pele Mountain	663493	5378195	425.0	152	-45	150	P-FS-03-02	2003	Pele Mountain	663862	5378340	440.0	330	-60	102
97-72	1997	Pele Mountain	663364	5378010	444.0	161	-45	114	P-FS-03-03	2003	Pele Mountain	663961	5378365	440.0	330	-50	102
97-73	1997	Pele Mountain	663418	5378489	461.0	161	-45	102	P-FS-03-04	2003	Pele Mountain	663902	5378341	440.0	330	-65	153
97-74	1997	Pele Mountain	662801	5377727	453.0	152	-45	162	AR04001	2004	Gold Corp Inc	666360	5376207	445.0	332	-50	500
97-75	1997	Pele Mountain	662855	5377766	451.0	162	-45	72	AR04002	2004	Gold Corp Inc	665221	5375190	445.0	325	-45	200
97-76	1997	Pele Mountain	662737	5377697	455.0	162	-55	75	AR04003	2004	Gold Corp Inc	662514	5377752	455.0	330	-48	221
97-77	1997	Pele Mountain (re-assay, Coventry)	663716	5378218	440.9	148	-45	150	AR04004	2004	Gold Corp Inc	662856	5377580	450.0	318	-50	244
97-78	1997	Pele Mountain collar GPS	663979	5378389	431.2	139	-60	165	AR04005	2004	Gold Corp Inc	664062	5378236	460.0	318	-52	244
97-79	1997	Pele Mountain collar GPS	664247	5378553	433.7	139	-55	93	AR04006	2004	Gold Corp Inc	664696	5379043	450.0	297	-58	360
97-8	1997	Pele Mountain collar GPS	664760	5378922	454.5	150	-70	102	AR04007	2004	Gold Corp Inc	664483	5378705	445.0	289	-55	679
97-80	1997	Pele Mountain (re-assay, Coventry)	664896	5378867	462.5	198	-45	150	AR04008	2004	Gold Corp Inc	664591	5378993	440.0	150	-45	502
97-81	1997	Pele Mountain collar GPS	664748	5379106	454.1	78	-45	122	PEL-05-01	2005	East West Resource Corp./Maple Minerals	660801	5374339	420.0	150	-50	142
97-82	1997	Pele Mountain	664832	5379648	449.0	122	-45	117	PEL-05-02	2005	East West Resource Corp./Maple Minerals	662160	5374640	440.0	340	-45	365
M97-04	1997	Pele Mountain (re-assay, Coventry)	664856	5378817	456.0	180	-46	102	PEL-05-03	2005	East West Resource Corp./Maple Minerals	663714	5374118	420.0	150	-50	187
M97-05	1997	Pele Mountain	664748	5378945	454.0	159	-45	60	PEL-05-04	2005	East West Resource Corp./Maple Minerals	664372	5374412	425.0	150	-50	261
M97-06	1997	Pele Mountain	664748	5378946	454.0	159	-70	102	PEL-05-05	2005	East West Resource Corp./Maple Minerals	665000	5374850	430.0	150	-50	160
M97-07	1997	Pele Mountain	664792	5378966	454.0	130	-45	60	PEL-05-06	2005	East West Resource Corp./Maple Minerals	661962	5378804	430.0	140	-45	97
M97-09	1997	Pele Mountain	664840	5378808	451.0	136	-45	102	PEL-05-07	2005	East West Resource Corp./Maple Minerals	661999	5378917	430.0	140	-45	91
M97-11	1997	Pele Mountain	664824	5379083	458.0	3	-45	100	PEL-05-08	2005	East West Resource Corp./Maple Minerals	661487	5378390	430.0	120	-50	106
M97-14	1997	Pele Mountain (re-assay, Coventry)	665212	5378947	457.0	130	-45	201	PEL-05-09	2005	East West Resource Corp./Maple Minerals	662712	5374168	425.0	350	-45	89
M97-23	1997	Pele Mountain	664876	5379093	454.0	347	-70	171	PEL-05-10	2005	East West Resource Corp./Maple Minerals	662795	5374226	425.0	350	-45	56
M97-24	1997	Pele Mountain	664809	5379065	454.0	347	-45	151	PEL-05-11	2005	East West Resource Corp./Maple Minerals	662652	5374112	425.0	350	-45	127
M97-25	1997	Pele Mountain	664809	5379021	454.0	312	-70	141	PEL-05-12	2005	East West Resource Corp./Maple Minerals	666109	5376601	445.0	340	-45	181
M97-26	1997	Pele Mountain	664744	5379091	460.3	332	-45	51	PEL-05-13	2005	East West Resource Corp./Maple Minerals	666011	5376698	440.0	340	-45	197
M97-27	1997	Pele Mountain	664867	5379067	456.0	347	-45	51	09CADD0001	2009	Coventry Resources	664769	5378669	466.4	178	-42	101
M97-29	1997	Pele Mountain	664874	5378923	456.0	339	-50	57	09CADD0002	2009	Coventry Resources	664769	5378711	466.5	178	-45	102
M97-30	1997	Pele Mountain	665400	5379985	451.0	0	-45	172	09CADD0003	2009	Coventry Resources	664770	5378769	456.1	189	-43	105
M97-31	1997	Pele Mountain	664692	5379277	454.0	125	-45	111	09CADD0004	2009	Coventry Resources	664769	5378748	460.4	180	-43	195
M97-35	1997	Pele Mountain (re-assay, Coventry)	664942	5378894	462.0	132	-45	96	09CADD0005	2009	Coventry Resources	664770	5378799	460.8	183	-45	132
M97-36	1997	Pele Mountain (re-assay, Coventry)	664994	5378981	460.0	132	-45	119	09CADD0006	2009	Coventry Resources	664771	5378819	460.6	185	-41	150
M97-37	1997	Pele Mountain (re-assay, Coventry)	665094	5379028	462.0	132	-45	166	09CADD0007	2009	Coventry Resources	664749	5378765	456.6	209	-47	109
M97-41	1997	Pele Mountain (re-assay, Coventry)	665137	5379386	458.0	132	-45	153	09CADD0008	2009	Coventry Resources	664749	5378740	459.9	179	-44	108
M97-42	1997	Pele Mountain (re-assay, Coventry)	664906	5379385	449.0	132	-45	184	09CADD0009	2009	Coventry Resources	664751	5378800	459.9	183	-45	140
M97-45	1997	Pele Mountain (re-assay, Coventry)	665163	5379232	461.0	132	-45	201	09CADD0010	2009	Coventry Resources	664749	5378778	456.2	178	-46	102
M97-46	1997	Pele Mountain	665259	5379670	460.0	132	-42	200	09CADD0011	2009	Coventry Resources	664824	5378768	457.5	178	-44	120
M97-47	1997	Pele Mountain (re-assay, Coventry)	664950	5379282	462.0	132	-45	203	09CADD0012	2009	Coventry Resources	664831	5378809	454.7	186	-44	105
M97-48	1997	Pele Mountain (re-assay, Coventry)	663923	5378309	435.0	151	-45	150	09CADD0013	2009	Coventry Resources	664829	5378746	460.7	187	-47	102
M97-50	1997	Pele Mountain (re-assay, Coventry)	664700	5378773	456.0	163	-45	102	09CADD0014	2009	Coventry Resources	664851	5378791	463.1	187	-40	101
M97-53	1997	Pele Mountain (re-assay, Coventry)	664659	5378759	456.0	163	-45	114	09CADD0015	2009	Coventry Resources	664849	5378842	456.5	188	-47	129
M97-56	1997	Pele Mountain (re-assay, Coventry)	664783	5378737	463.0	285	-45	105	09CADD0016	2009	Coventry Resources	664890	5378796	466.3	178	-44	108
M97-57	1997	Pele Mountain (re-assay, Coventry)	664621	5378742	453.0	290	-75	622	09CADD0017	2009	Coventry Resources	664892	5378861	462.6	177	-46	60
M97-59	1997	Pele Mountain (re-assay, Coventry)	664016	5378362	431.0	142	-70	105	09CADD0018A	2009	Coventry Resources	664971	5378899	465.5	178	-45	102
M97-62	1997	Pele Mountain (re-assay, Coventry)	663824	5378232	448.0	142	-70	81	09CADD0019	2009	Coventry Resources	664969	5378873	463.5	178	-45	63
M97-63	1997	Pele Mountain (re-assay, Coventry)	663917	5378313	431.0	180	-70	84	09CADD0020	2009	Coventry Resources	664697	5378741	461.3	135	-45	111
M97-64	1997	Pele Mountain (re-assay, Coventry)	663701	5378162	447.0	180	-45	60	09CADD0021	2009	Coventry Resources	664698	5378771	456.4	141	-43	101
M97-65	1997	Pele Mountain (re-assay, Coventry)	663701	5378162	447.0	180	-70	93	09CADD0022	2009	Coventry Resources	664790	5378721	463.5	0	-47	66
M97-66	1997	Pele Mountain (re-assay, Coventry)	663634	5378128	441.0	180	-45	99	09CADD0023	2009	Coventry Resources	664670	5378720	462.6	5	-45	105
M97-67	1997	Pele Mountain (re-assay, Coventry)	664586	5378737	456.0	180	-45	69	09CADD0024	2009	Coventry Resources	664631	5378693	460.5	2	-45	110
M97-68	1997	Pele Mountain (re-assay, Coventry)	664510	5378713	451.0	180	-45	72	09CADD0025	2009	Coventry Resources	665081	5379365	452.7	318	-35	111
X97-01	1997	Pele Mountain	665751	5380837	460.0	180	-70	4	09CADD0026	2009	Coventry Resources	665102	5379347	454.2	137	-45	102
X97-02	1997	Pele Mountain	665751	5380839	460.0	180	-90	3	09CADD0027	2009	Coventry Resources	664182	5377956	454.8	135	-45	111
X97-03	1997	Pele Mountain	664694	5379085	451.0	180	-90	6	09CADD0028	2009	Coventry Resources	664211	5377927	457.4	136	-44	102
X97-03A	1997	Pele Mountain	664657	5379011	451.0	360	-90	6	09CADD0029	2009	Coventry Resources	664150	5377980	452.3	135	-43	150
X97-04	1997	Pele Mountain	664694	5379085	449.0	180	-80	5	09CADD0030	2009	Coventry Resources	664378	5378450	451.0	144	-45	102
X97-05	1997	Pele Mountain	664694	5379085	449.0	180	-60	11	09CADD0031	2009	Coventry Resources	664398	5378424	456.9	145	-45	102
X97-06	1997	Pele Mountain	662570	5377938	435.0	180	-67	11	09CADD0032	2009	Coventry Resources	664787	5378737	463.9	280	-45	102
X97-07	1997	Pele Mountain	662492	5377844	452.0	180	-70	14	09CADD0033	2009	Coventry Resources	664791	5378739	464.4	267	-43	102
X97-08	1997	Pele Mountain	664586	5378713	458.1	126	-47	19	09CADD0034	2009	Coventry Resources	664286	5378489	448.6	151	-42	120
X97-09	1997	Pele Mountain	664675	5378748	456.6	128	-70	9	09CADD0035	2009	Coventry Resources	664256	5378379	451.8	156	-44	102
X97-10	1997	Pele Mountain	664675	5378749	456.6	0	-90	7	09CADD0036	2009	Coventry Resources	664115	5378400	434.2	148	-44	111
X97-11	1997	Pele Mountain	664669	5378741	456.3	0	-90	7	09CADD0037	2009	Coventry Resources	664039	5378360	434.1	150	-47	108
X97-12	1997	Pele Mountain	664669	5378741	456.3	180	-45	4	09CADD0038	2009	Coventry Resources	664020	5378350	435.1	158	-43	105
X97-13	1997	Pele Mountain	664676	5378738	457.4	180	-45	19	09CADD0039	2009	Coventry Resources	664086	5378397	431.7	153	-45	125
X97-14	1997	Pele Mountain	664641	5378720	456.3	180	-45	7	09CADD0040	2009	Coventry Resources	664602	5378674	457.7	181	-46	119
X97-15	1997	Pele Mountain	664611	5378713	456.8	180	-70	14	09CADD0041	2009	Coventry Resources	664599	5378720	458.4	180	-45	143
X97-16	1997	Pele Mountain	664671	5378913	456.0	180	-45	23	09CADD0042	2009	Coventry Resources	664466	5378723	445.9	175	-44	162
X97-17	1997	Pele Mountain	664608	5378897	446.0	176	-45	11	09CADD0043	2009	Coventry Resources	664445	5378739	445.0	178	-45	119
X97-18	1997	Pele Mountain	664296	5378600	436.0	132	-45	14	09CADD0044	2009	Coventry Resources	664556	5378721	456.3	180	-45	159
98-01	1998	Pele Mountain	664765	5378738	462.8	360	-90	30	09CADD0045	2009	Coventry Resources	664700	5378786	455.5	177	-45	152
98-02	1998	Pele Mountain (re-assay, Coventry)	664761	5378738	461.0	176	-63	27	09CADD0046	2009	Coventry Resources	664700	5378800	456.0	177	-45	155
98-03	1998	Pele Mountain (re-assay, Coventry)	664767	5378739	461.0	176	-45	24	09CADD0047	2009	Coventry Resources	664669	5378704	461.3	6	-44	113
98-04	1998	Pele Mountain	664750	5378742	461.0	176	-70	29	09CADD0048	2009	Coventry Resources	664651	5378760	455.4	189	-44	159
98-05	1998	Pele Mountain (re-assay, Coventry)	664750	5378742	461.0	176	-76	36	09CADD0049	2009	Coventry Resources	664629	5378779	459.3	187	-47	177
98-06	1998	Pele Mountain	664750	5378742	461.0	176	-50	27	09CADD0050	2009	Coventry Resources	664649	5378822	464.2	186	-50	204
98-07	1998	Pele Mountain (re-assay, Coventry)	664777	5378747	461.5	176	-84	30	09CADD0051	2009	Coventry Resources	664599	5378803	459.2	171	-48	165
98-08	1998	Pele Mountain	664777	5378747	461.5	176	-50	18	09CADD0052	2009	Coventry Resources	664599	5378856	452.0	180	-48	235
98-09	1998	Pele Mountain	664736	5378746	460.1	176	-72	45	09CADD0053	2009	Coventry Resources	664731	5378767	455.3	181	-45	121
98-10	1998	Pele Mountain (re-assay, Coventry)	664733	5378736	461.8	176	-45	21	10CADD0054	2010	Coventry Resources	664362	5378500	455.6	153	-46	104
98-11	1998	Pele Mountain (re-assay, Coventry)	664714	5378762	456.4	176	-45	51	10CADD0055	2010	Coventry Resources	664093	5378424	431.6	160	-45	124
98-12	1998	Pele Mountain (re-assay, Coventry)	663921	5378274	445.6	360	-90	20	10CADD0056	2010	Coventry Resources	664058	5378405	430.7	150	-45	127
98-12A	1998	Pele Mountain	663921	5378274	445.6	160	-60	18	10CADD0057A	2010	Coventry Resources	664028	5378369	431.5	152	-45	100
98-13	1998	Pele Mountain (re-assay, Coventry)	663943	5378290	443.1	160	-70	12	10CADD0058	2010	Coventry Resources	664029	5378352	435.2	151	-55	101
98-13A	1998	Pele Mountain	663943	5378290	443.1	160	-55	12	10CADD0059	2010	Coventry Resources	664011	5378365	429.7	151	-45	55
98-14	1998	Pele Mountain	663963	5378301	443.4	160	-70	9	10CADD0060	2010	Coventry Resources	663984	5378339	431.3	154	-45	70
98-15	1998	Pele Mountain	663982	5378314	441.0	160	-70	9	10CADD0061	2010	Coventry Resources	663972	5378362	431.0	152	-45	106
98-16	1998	Pele Mountain (re-assay, Coventry)	663999	5378338	432.5	160	-45	21	10CADD0062	2010	Coventry Resources	663821	5378232	448.0	160	-44	61
98-17	1998	Pele Mountain (re-assay, Coventry)	663998	5378339	432.0	160	-72	30	10CADD0063	2010	Coventry Resources	663809	5378217	452.0	143	-43	82
98-18	1998	Pele Mountain (re-assay, Coventry)	664010	5378350	432.0	160	-62	27	10CADD0064	2010	Coventry Resources	663773	5378199	450.6	153	-45	81
98-19	1998	Pele Mountain	664010	5378350	432.0	160	-45	21	10CADD0065	2010	Coventry Resources	663737	5378178	448.9	157	-50	52
98-20	1998	Pele Mountain (re-assay, Coventry)	664013	5378410	432.0	150	-45	140	10CADD0066	2010	Coventry Resources	663788	5378209	455.5	135	-45	63
98-21	1998	Pele Mountain	664030	5378364	432.0	150	-45	21	10CADD0067	2010	Coventry Resources	663754	5378191	449.6	149	-43	51
98-22	1998	Pele Mountain (re-assay, Coventry)	664030	5378364	432.0	150	-62	33	10CADD0068	2010	Coventry Resources	663730	5378168	449.0	150	-45	54
98-23	1998	Pele Mountain (re-assay, Coventry)	664051	5378379	431.0	150	-45	78	10CADD0069	2010	Coventry Resources	663715	5378158	449.6	146	-45	51
98-24	1998	ARDEEN	664116	5378557	441.0	150	-45	147	10CADD0070	2010	Coventry Resources	664029	5378309	445.2	332	-45	103
98-25	1998	ARDEEN	664159	5378488	429.0	205	-45	60	20HUR001	2020	Kesselrun Resources Ltd.	664793	5378735	464.4	275	-45	150
98-26	1998	ARDEEN	664185	5378411	435.0	200	-45	42	20HUR002	2020	Kesselrun Resources Ltd.	664784	5378736	462.7	289	-45	102
98-27	1998	ARDEEN	663972	5378528	438.0	200	-45	231	20HUR003	2020	Kesselrun Resources Ltd.	664784	5378736	463.8	290	-50	120
ML-02-001	2002	Moss Lake Gold	666477	5376734	459.0	335	-45	299	20HUR004	2020	Kesselrun Resources Ltd.	664784	5378736	464.0	280	-45	108

12 September 2025	48

Table 6.4, continued.

			Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth				Northing (m)	Easting (m)	Elevation	Azimuth	Dip	Total depth
Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)	Drillhole ID	Year	Company	UTM Z15N NAD83	UTM Z15N NAD83	(m)	(°)	(°)	(m)
20HUR005	2020	Kesselrun Resources Ltd.	664766	5378721	467.3	290	-45	102	21HUR106	2021	Kesselrun Resources Ltd.	664513	5378574	462.0	295	-58	375
20HUR006	2020	Kesselrun Resources Ltd.	664750	5378744	459.5	186	-45	102	21HUR107	2021	Kesselrun Resources Ltd.	664513	5378574	463.0	295	-65	450
20HUR007	2020	Kesselrun Resources Ltd.	664750	5378744	461.8	189	-75	105	21HUR108	2021	Kesselrun Resources Ltd.	664568	5378772	420.1	110	-55	176
20HUR008	2020	Kesselrun Resources Ltd.	664664	5378758	456.8	111	-45	111	21HUR109	2021	Kesselrun Resources Ltd.	664541	5378779	418.3	120	-50	198
20HUR009	2020	Kesselrun Resources Ltd.	664664	5378759	457.0	112	60	120	21HUR110	2021	Kesselrun Resources Ltd.	664587	5378793	457.1	110	-55	201
20HUR010	2020	Kesselrun Resources Ltd.	664651	5378749	456.3	107	-45	102	21HUR111	2021	Kesselrun Resources Ltd.	664589	5378795	457.6	110	-50	180
20HUR011	2020	Kesselrun Resources Ltd.	664650	5378749	456.2	110	-75	120	21HUR112	2021	Kesselrun Resources Ltd.	664547	5378781	453.9	115	-60	201
20HUR012	2020	Kesselrun Resources Ltd.	664574	5378723	458.0	120	-45	105	21HUR113	2021	Kesselrun Resources Ltd.	664525	5378750	450.0	110	-60	201
20HUR013	2020	Kesselrun Resources Ltd.	664734	5379068	454.3	132	-45	102	21HUR114	2021	Kesselrun Resources Ltd.	664525	5378750	450.0	110	-70	201
20HUR014	2020	Kesselrun Resources Ltd.	664705	5379024	450.3	130	-45	102	21HUR115	2021	Kesselrun Resources Ltd.	664563	5378789	454.2	110	-55	225
20HUR015	2020	Kesselrun Resources Ltd.	664684	5378992	448.5	108	-45	102	21HUR116	2021	Kesselrun Resources Ltd.	664955	5378171	456.0	290	-45	101
20HUR016	2020	Kesselrun Resources Ltd.	664604	5378869	453.2	166	50	102	21HUR117	2021	Kesselrun Resources Ltd.	664955	5378171	456.0	310	-60	102
20HUR017	2020	Kesselrun Resources Ltd.	664574	5378870	442.5	110	-45	120	21HUR118	2021	Kesselrun Resources Ltd.	664910	5378142	457.0	290	-45	81
20HUR018	2020	Kesselrun Resources Ltd.	664062	5378350	440.3	289	-51	111	21HUR119	2021	Kesselrun Resources Ltd.	664910	5378142	457.0	305	-60	81
20HUR019	2020	Kesselrun Resources Ltd.	664062	5378350	440.0	290	-58	102	21HUR120	2021	Kesselrun Resources Ltd.	664990	5378185	456.0	290	-45	75
20HUR020	2020	Kesselrun Resources Ltd.	664052	5378343	440.3	289	-55	102	21HUR121	2021	Kesselrun Resources Ltd.	664990	5378185	456.0	305	-60	75
20HUR021	2020	Kesselrun Resources Ltd.	664052	5378343	440.9	289	-60	111	21HUR123	2021	Kesselrun Resources Ltd.	664032	5378299	413.3	270	-55	150
20HUR022	2020	Kesselrun Resources Ltd.	664039	5378320	445.0	293	-45	102	21HUR124	2021	Kesselrun Resources Ltd.	663946	5378264	452.0	265	-65	132
20HUR023	2020	Kesselrun Resources Ltd.	663991	5378309	443.7	272	-65	102	21HUR125	2021	Kesselrun Resources Ltd.	663851	5378219	450.0	265	-65	148
20HUR024	2020	Kesselrun Resources Ltd.	663971	5378317	449.6	269	-75	102	21HUR126	2021	Kesselrun Resources Ltd.	664033	5378377	397.5	85	-60	101
20HUR025	2020	Kesselrun Resources Ltd.	664004	5378355	430.5	109	-53	102	21HUR127	2021	Kesselrun Resources Ltd.	664601	5378809	459.8	110	-50	207
20HUR026	2020	Kesselrun Resources Ltd.	664002	5378356	434.6	110	-60	102	21HUR128	2021	Kesselrun Resources Ltd.	664592	5378557	458.8	300	-45	291
20HUR027	2020	Kesselrun Resources Ltd.	663957	5378326	431.4	117	-45	102	21HUR129	2021	Kesselrun Resources Ltd.	664688	5378582	426.0	301	-52	354
20HUR028	2020	Kesselrun Resources Ltd.	664369	5378643	442.5	308	-45	83	21HUR130	2021	Kesselrun Resources Ltd.	664748	5378641	465.0	295	-55	325
20HUR029	2020	Kesselrun Resources Ltd.	664343	5378628	441.1	310	-45	102	21HUR131	2021	Kesselrun Resources Ltd.	664505	5378775	411.2	115	-55	201
21HUR030	2021	Kesselrun Resources Ltd.	664767	5378720	470.9	317	-53	75	22HUR132	2022	Kesselrun Resources Ltd.	664768	5378991	454.8	310	-45	281
21HUR031	2021	Kesselrun Resources Ltd.	664756	5378709	433.1	20	-45	96	22HUR133	2022	Kesselrun Resources Ltd.	664800	5379030	453.5	310	-49	351
21HUR032	2021	Kesselrun Resources Ltd.	664799	5378736	467.4	285	-45	57	22HUR134	2022	Kesselrun Resources Ltd.	664828	5379015	453.5	308	-47	207
21HUR033	2021	Kesselrun Resources Ltd.	664797	5378736	465.0	287	-52	102	22HUR135	2022	Kesselrun Resources Ltd.	664837	5379038	454.6	310	-53	261
21HUR034	2021	Kesselrun Resources Ltd.	664797	5378735	465.1	282	-45	75	22HUR136	2022	Kesselrun Resources Ltd.	664847	5379070	455.9	308	-57	243
21HUR035	2021	Kesselrun Resources Ltd.	664773	5378717	472.0	354	-48	102	22HUR137	2022	Kesselrun Resources Ltd.	664862	5379068	455.2	308	-58	10
21HUR036	2021	Kesselrun Resources Ltd.	664754	5378705	431.9	345	-50	102	22HUR138	2022	Kesselrun Resources Ltd.	664862	5379067	455.3	308	-58	300
21HUR037	2021	Kesselrun Resources Ltd.	664745	5378738	425.9	279	-50	150	22HUR139	2022	Kesselrun Resources Ltd.	664668	5379012	451.2	130	-46	102
21HUR038	2021	Kesselrun Resources Ltd.	664651	5378745	422.6	92	-52	126	22HUR140	2022	Kesselrun Resources Ltd.	664686	5379038	451.1	130	-46	102
21HUR039	2021	Kesselrun Resources Ltd.	664590	5378704	459.6	299	-60	75	22HUR141	2022	Kesselrun Resources Ltd.	664697	5379073	452.0	130	-45	126
21HUR040	2021	Kesselrun Resources Ltd.	664559	5378686	422.7	299	-50	306	22HUR142	2022	Kesselrun Resources Ltd.	664274	5378373	453.0	313	-48	240
21HUR041	2021	Kesselrun Resources Ltd.	664912	5378874	430.5	201	-45	24	22HUR143	2022	Kesselrun Resources Ltd.	664355	5378505	454.0	313	-62	252
21HUR042	2021	Kesselrun Resources Ltd.	664912	5378874	430.3	201	-45	81	22HUR144	2022	Kesselrun Resources Ltd.	664405	5378514	454.2	307	-62	300
21HUR043	2021	Kesselrun Resources Ltd.	664694	5378811	422.3	191	-45	132	22HUR145	2022	Kesselrun Resources Ltd.	664449	5378541	456.2	304	-55	300
21HUR044	2021	Kesselrun Resources Ltd.	664700	5378774	460.8	50	-45	147	22HUR146	2022	Kesselrun Resources Ltd.	664851	5379019	454.0	310	-53	300
21HUR045	2021	Kesselrun Resources Ltd.	664733	5378894	457.5	180	-45	102	22HUR147	2022	Kesselrun Resources Ltd.	664449	5378541	456.2	304	-47	282
21HUR046	2021	Kesselrun Resources Ltd.	664733	5378893	458.2	181	-70	102	22HUR148	2022	Kesselrun Resources Ltd.	664728	5378605	460.0	298	-54	410
21HUR047	2021	Kesselrun Resources Ltd.	664626	5378951	413.9	120	-45	75	22HUR149	2022	Kesselrun Resources Ltd.	664635	5378536	456.3	313	-52	501
21HUR048	2021	Kesselrun Resources Ltd.	664647	5378981	416.3	120	-45	75	22HUR150	2022	Kesselrun Resources Ltd.	664041	5378316	410.4	275	-45	162
21HUR049	2021	Kesselrun Resources Ltd.	664540	5378959	414.4	305	-50	102	22HUR151	2022	Kesselrun Resources Ltd.	664076	5378262	459.2	309	-45	192
21HUR050	2021	Kesselrun Resources Ltd.	664575	5378827	419.0	300	-49	30	22HUR152	2022	Kesselrun Resources Ltd.	664123	5378265	459.5	308	-62	303
21HUR051	2021	Kesselrun Resources Ltd.	664575	5378826	419.6	301	-49	189	22HUR153	2022	Kesselrun Resources Ltd.	664220	5378371	445.8	311	-45	180
21HUR052	2021	Kesselrun Resources Ltd.	664450	5378720	447.1	300	-50	89	22HUR154	2022	Kesselrun Resources Ltd.	664156	5378304	453.7	307	-60	276
21HUR053	2021	Kesselrun Resources Ltd.	664449	5378720	449.4	300	-59	150	22HUR155	2022	Kesselrun Resources Ltd.	664564	5378744	454.1	295	-65	375
21HUR054	2021	Kesselrun Resources Ltd.	664474	5378763	411.2	300	-59	150	22HUR156	2022	Kesselrun Resources Ltd.	664550	5378724	454.4	295	-65	304
21HUR055	2021	Kesselrun Resources Ltd.	664490	5378795	415.5	300	-50	111	22HUR157	2022	Kesselrun Resources Ltd.	664803	5378777	457.9	129	-45	87
21HUR056	2021	Kesselrun Resources Ltd.	664046	5378390	435.3	190	-65	102	22HUR158	2022	Kesselrun Resources Ltd.	663909	5378247	448.7	265	-61	162
21HUR057	2021	Kesselrun Resources Ltd.	664046	5378388	396.3	140	-65	78	22HUR159	2022	Kesselrun Resources Ltd.	664533	5378732	417.2	120	-45	141
21HUR058	2021	Kesselrun Resources Ltd.	664180	5378415	406.7	330	-50	84	22HUR160	2022	Kesselrun Resources Ltd.	664532	5378733	418.0	111	-68	171
21HUR059	2021	Kesselrun Resources Ltd.	664125	5378383	403.8	330	-65	111	22HUR161	2022	Kesselrun Resources Ltd.	664556	5378744	419.0	303	-65	305
21HUR060	2021	Kesselrun Resources Ltd.	664330	5378539	421.1	330	-51	201	22HUR162	2022	Kesselrun Resources Ltd.	664718	5378845	455.7	120	-48	210
21HUR061	2021	Kesselrun Resources Ltd.	664489	5378790	413.4	297	-67	165	22HUR163	2022	Kesselrun Resources Ltd.	664801	5378778	457.9	170	-45	87
21HUR062	2021	Kesselrun Resources Ltd.	664489	5378789	411.8	300	-70	182	22HUR164	2022	Kesselrun Resources Ltd.	664812	5378804	456.5	133	-47	120
21HUR063	2021	Kesselrun Resources Ltd.	664639	5378871	455.6	300	-60	375	22HUR165	2022	Kesselrun Resources Ltd.	664419	5378697	409.9	112	-77	225
21HUR064	2021	Kesselrun Resources Ltd.	664651	5378865	457.3	275	-66	453	22HUR166	2022	Kesselrun Resources Ltd.	664446	5378712	446.3	120	-59	201
21HUR066	2021	Kesselrun Resources Ltd.	664537	5378841	449.3	305	-66	229	22HUR167	2022	Kesselrun Resources Ltd.	664446	5378712	445.5	122	-75	219
21HUR067	2021	Kesselrun Resources Ltd.	664582	5378775	461.5	108	-55	150	22HUR168	2022	Kesselrun Resources Ltd.	664580	5378796	458.0	126	-68	216
21HUR068	2021	Kesselrun Resources Ltd.	664559	5378786	461.4	113	-55	177	22HUR169	2022	Kesselrun Resources Ltd.	664618	5378804	425.9	127	-67	216
21HUR069	2021	Kesselrun Resources Ltd.	664504	5378748	415.0	113	-58	201	22HUR170	2022	Kesselrun Resources Ltd.	664076	5378406	396.9	200	-73	177
21HUR070	2021	Kesselrun Resources Ltd.	664604	5378662	463.3	310	-62	522	22HUR171	2022	Kesselrun Resources Ltd.	664983	5378901	465.7	310	-48	126
21HUR071	2021	Kesselrun Resources Ltd.	664827	5378776	463.4	115	-45	102	22HUR172	2022	Kesselrun Resources Ltd.	664793	5378847	458.5	120	-45	177
21HUR072	2021	Kesselrun Resources Ltd.	664470	5378765	449.4	105	-60	252	22HUR173	2022	Kesselrun Resources Ltd.	664822	5378878	459.5	120	-47	120
21HUR073	2021	Kesselrun Resources Ltd.	664642	5378871	456.3	275	-60	402	22HUR174	2022	Kesselrun Resources Ltd.	664041	5378384	430.4	320	-43	198
21HUR074	2021	Kesselrun Resources Ltd.	664641	5378871	417.5	290	-67	450	22HUR175	2022	Kesselrun Resources Ltd.	663542	5378141	442.9	145	-45	186
21HUR075	2021	Kesselrun Resources Ltd.	664623	5378954	410.6	305	-72	448	22HUR176	2022	Kesselrun Resources Ltd.	663218	5378039	453.7	145	-45	201
21HUR076	2021	Kesselrun Resources Ltd.	664258	5378476	450.8	300	-59	152	22HUR177	2022	Kesselrun Resources Ltd.	663218	5377854	453.8	330	45	132
21HUR077	2021	Kesselrun Resources Ltd.	664183	5378410	445.4	310	-50	102	22HUR178	2022	Kesselrun Resources Ltd.	663217	5377854	453.2	330	-45	252
21HUR078	2021	Kesselrun Resources Ltd.	663881	5378240	454.6	265	-65	117	22HUR179	2022	Kesselrun Resources Ltd.	666329	5376527	455.2	0	-45	300
21HUR079	2021	Kesselrun Resources Ltd.	663826	5378207	456.7	265	-65	105	22HUR180	2022	Kesselrun Resources Ltd.	666226	5376526	458.3	0	-45	300
21HUR080	2021	Kesselrun Resources Ltd.	664799	5378705	432.5	300	-55	222	22HUR181	2022	Kesselrun Resources Ltd.	665985	5376488	464.9	330	-46	351
21HUR081	2021	Kesselrun Resources Ltd.	664799	5378705	432.8	300	-60	300	22HUR182	2022	Kesselrun Resources Ltd.	666277	5376384	455.2	360	-43	300
21HUR082	2021	Kesselrun Resources Ltd.	664643	5378647	467.0	290	-45	359	22HUR183	2022	Kesselrun Resources Ltd.	665984	5376490	465.8	330	-54	354
21HUR083	2021	Kesselrun Resources Ltd.	664643	5378647	467.0	295	-58	501	22HUR184	2022	Kesselrun Resources Ltd.	665229	5376517	446.4	150	-47	300
21HUR084	2021	Kesselrun Resources Ltd.	664542	5378778	416.7	120	-70	225	22HUR185	2022	Kesselrun Resources Ltd.	664700	5376053	447.2	100	-47	285
21HUR085	2021	Kesselrun Resources Ltd.	664541	5378777	417.4	110	-60	228	22HUR186	2022	Kesselrun Resources Ltd.	664679	5376095	447.3	340	-47	324
21HUR086	2021	Kesselrun Resources Ltd.	664449	5378590	424.8	305	-45	225	Arcadia1	Historic	Arcadia Nickel ~ location	669555	5384327	441.0	320	-45	99
21HUR087	2021	Kesselrun Resources Ltd.	664750	5378690	472.0	300	-55	636	Arcadia2	Historic	Arcadia Nickel ~ location	669163	5384212	441.0	140	-55	115
21HUR088	2021	Kesselrun Resources Ltd.	663925	5378261	453.6	260	-60	201	Arcadia3	Historic	Arcadia Nickel ~ location	668908	5384125	441.0	140	-45	100
21HUR089	2021	Kesselrun Resources Ltd.	663984	5378285	442.0	260	-60	21	N-5	Historic	Noranda	663453	5379359	427.0	135	-50	61
21HUR090	2021	Kesselrun Resources Ltd.	663984	5378285	442.0	260	-60	150
21HUR091	2021	Kesselrun Resources Ltd.	663800	5378165	453.0	260	-45	153
21HUR092	2021	Kesselrun Resources Ltd.	663749	5378138	454.0	260	-45	171
21HUR093	2021	Kesselrun Resources Ltd.	663690	5378107	448.0	260	-45	150
21HUR094	2021	Kesselrun Resources Ltd.	663540	5378075	443.0	260	-60	150
21HUR095	2021	Kesselrun Resources Ltd.	663445	5378008	444.0	85	-60	150
21HUR096	2021	Kesselrun Resources Ltd.	663384	5377979	445.0	85	-60	150
21HUR097	2021	Kesselrun Resources Ltd.	663260	5377917	446.0	85	-60	75
21HUR098	2021	Kesselrun Resources Ltd.	663808	5378165	455.0	265	-65	255
21HUR099	2021	Kesselrun Resources Ltd.	663714	5378102	449.0	265	-60	252
21HUR100	2021	Kesselrun Resources Ltd.	664744	5378952	454.0	315	-60	501
21HUR101	2021	Kesselrun Resources Ltd.	664878	5379072	456.5	300	-55	201
21HUR102	2021	Kesselrun Resources Ltd.	664697	5378618	470.6	300	-55	351
21HUR103	2021	Kesselrun Resources Ltd.	664587	5378615	457.0	290	-45	216
21HUR104	2021	Kesselrun Resources Ltd.	664599	5378625	462.0	291	-59	276
21HUR105	2021	Kesselrun Resources Ltd.	664753	5378689	432.2	300	-65	300

12 September 2025	49

Of the 583 holes within the boundaries of the project, there are 43,837 gold assays. The distribution of gold values is graphically summarized in Figure 6.9 and described as follows:

•	17,239 analytical results (39.33%) assayed ≤0.01 g/t Au.

•	19,364 analyses (44.17%) yield between >0.01 and ≤0.1 g/t Au.

•	4,664 analyses (10.64%) yield between >0.1 and ≤0.5 g/t Au.

•	1,194 analyses (2.72%) yield between >0.5 and ≤1.0 g/t Au.

•	1,100 analyses (2.51%) yield between >1.0 and ≤5.0 g/t Au.

•	154 analyses (0.35%) yield between >5.0 and ≤10.0 g/t Au.

•	50 analyses (0.11%) yield between >10.0 and ≤20.0 g/t Au.

•	51 analyses (0.12%) yield between >20.0 and ≤50.0 g/t Au.

•	11 analyses (0.03%) yield between >50.0 and ≤100.0 g/t Au.

•	7 analyses (0.02%) yield between >100.0 and ≤200.0 g/t Au.

•	2 analyses yield >200 g/t Au including values of 291 g/t and 301 g/t Au.

Implying a cutoff of ≥1 g/t Au,

•	Analyses above the cutoff yielded an average of 5.86 g/t Au (n=1,387 analyses).

•	Analyses below the cutoff yield an average of 0.060 g/t Au (n=42,450 analyses).

With respect to core assay intercepts, Table 6.5 summarizes significant gold intercepts from Kesselrun’s 2021 to 2023 drill programs (Kesselrun Resources Ltd. (2017a-b; 2022a-d; 2021a-c; 2022a-e; 2023a-c; 2025). Note that the intercept widths n Table 6.5 are presented as measured core length values (i.e., not true width values).

Figure 6.9 Histogram of historical core assays from drillholes within the Huronian Gold Project. Gold bin increments increase at 2, 30, and 100 g/t Au.

12 September 2025	50

Table 6.5 Kesselrun Resources Ltd. significant gold intercepts drillhole summary. Intercept widths are measured core lengths (not true widths).

12 September 2025	51

6.5       Historical Mineral Resource Estimate

Pele Mountain prepared historical mineral resource estimations that included 5 mineralized zones historically documented within the boundaries of the Huronian Gold Project (Pele Mountain Resources Inc., 1998).

The historical estimate was completed prior to the introduction of CIM definition standards and best practice guidelines (2014, 2019) and the disclosure rule NI 43-101.

A QPs have not completed sufficient work to classify the historical estimate as a current Mineral Resource, and therefore, the QPs and the Issuer (Gold X2 Mining) are not treating the historical estimate as a current Mineral Resource. The reference to the historical resource is cited for the readers benefit only.

12 September 2025	52

7       Geological Setting and Mineralization

7.1       Regional Geology

7.1.1       Tectonic Setting and Archean Supracrustal Assemblages

The Huronian Gold Project is in the western portion of the Shebandowan Greenstone Belt (SGB), within the Wawa-Abitibi Subprovince of the Superior Province (Figure 7.1). The western part of the Archaean-age SGB was first mapped by Tanton (I938). Several areas were later remapped, including the eastern area of the Ardeen Mine by Giblin (1964) and the Ardeen Mine area by Harris (1970). In 1991, Moss Township was remapped by Osmani (1997).

Geological units are Archean in age and metamorphosed to greenschist grade (approaching amphibolite grade with proximity to the larger plutons). The SGB is interpreted to have formed in a rifted-arc to back-arc tectonic setting around 2.72 billion years ago (Ga). Volcanic events peaked around 2.72 Ga, followed by the intrusion of older porphyritic and trondhjemitic sills and plutons.

The SGB consists of 3 supracrustal assemblages (Figure 7.2) that have been distinguished through age-dating and tectonic affinity as inferred from geochemical and structural interpretations:

1.	The Greenwater Assemblage is defined by 2.72 Ga northern and southern fringes of calc-alkaline basalts and a core consisting of Fe-tholeiite basalts and Fe-tholeiite komatiitic basalts, with minor felsic volcanics (Lodge and Chartrand, 2013). The succession includes layered mafic-ultramafic intrusive complexes and chemical sedimentary rocks (iron formations). Nd isotope evidence from the Haines gabbroic complex and the gabbro-anorthosite suites around Upper Shebandowan Lake implies incipient spreading in an intra-arc setting with at least some input from a depleted mantle source (Sotiriou et al., 2018).

2.	The Kashabowie Assemblage is in the northern part of the SGB and shares similarities with the Shebandowan assemblage. The assemblage consists of calc-alkaline intermediate andesitic to felsic rhyolitic volcanic rocks and associated intrusives (approximately2.695 Ga; e.g., Hart, 2007), and represents renewed, more evolved activity on the SGB arc after a hiatus of tens of millions of years. Field relationships suggest that the Kashabowie units are partly contemporaneous with the D1 event (Figure 7.2). This imparted a subvertical foliation and gently westward-southwestward-plunging lineations throughout the entire SGB.

3.	The Shebandowan Assemblage: Trachytic and shoshonitic volcanic rocks and immature clastic sedimentary rocks deposited in D2 transtensional basins or on the flanks of transpressional uplifts during activity on the ‘Timiskaming-aged’ structures (approximately 2.690-2.680 Ga; e.g., Corfu and Stott, 1998).

12 September 2025	53

Figure 7.1. Regional Geology. Source: Osmani (1993).

660000
670000
680000
690000
5400000
5390000
5380000
5370000
5360000
N

Legend

- Huronian Project Boundary
- Fault
- Major Fault
- Dikes
- Iron Formation

Geology

- 5 — *Mafic to intermediate metavolcanic rock*
- 6 — *Felsic to intermediate metavolcanic rocks*
- 6a — *Dacitic and andesitic flows, tuffs and breccias*
- 6b — *Rhyolitic, rhyodacitic flows, tuffs and breccias*
- 7 — *Metasedimentary rocks*
- 7e — *Paragneiss and migmatites*
- 10 — *Mafic and ultramafic rock*
- 10c — *Ultramafic rock*
- 11 — *Gneissic tonalite suite*
- 12 — *Foliated tonalite suite*
- 13 — *Muscovite-bearing granitic rock*
- 14 — *Diorite-monzodiorite-granodiorite suite*
- 14b — *Granodiorite, granite*
- 15 — *Massive granodiorite to granite*

GOLDX2

Huronian Gold Project, Ontario, Canada

Regional Geology

1:300,000	UTM N83 Zone 15	September 2025

0 10
km

APEX GEOSCIENCE

12 September 2025	54

Figure 7.2 Synthesis of events in the west-central Shebandowan Greenstone Belt. Source: Gold X2 Mining Inc. (2024).

12 September 2025	55

Deformation is characterized by a predominantly vertical deformational regime (D1) around approximately 2.696 Ga followed by northwesterly-directed compression and transpression (D2) between 2.685 and 2.680 billion years ago (Bau, 1976; Morton, 1982; Stott, 1985)). D2 compressional transpression is associated with the development of penetrative structures and the deposition of clastic sedimentary sequences. Volcanism and deformation were followed by the emplacement of plutons and the development of conjugate faults. Both D1 and D2 are overprinted by asymmetric folds and kink bands related to D3.

The Boundary Fault Zone divides the SGB from the Quetico Subprovince metasedimentary rocks, which consist of turbiditic wacke, arkoses and quartz arenite and their associated paragneiss and migmatite (Figure 7.3). The Boundary Fault Zone is strongly sheared where exposed; elsewhere, it is inferred by linear topographic features. The contact is several hundred of metres wide and f o r m s a z o n e t h a t consists of numerous northeast-trending, discrete shear zones. Numerous faults and shear splays related to Boundary Fault Zone occur in the SGB domain including within the Huronian Gold Project area.

The northeast-trending high-strain and fault zones are locally offset by east-northeast to east-trending moderate strain zones with dextral, sometimes sinistral displacement. These zones have a fragmental appearance where the moderate foliation is defined by aligned fragments with quartz ribbons.

7.2       Project Geology

More than 95% of the Huronian Gold Project occurs within the older and younger suites of the SGB; the remaining portion occurs within Quetico metasedimentary rocks (Figure 7.3). The Project is dominantly underlain by a series of intercalated felsic to mafic metavolcanic rocks, which trend in a northeasterly direction and abruptly change to an easterly trend in the northern section of the property. There are also intercalated horizons of coarse-grained flows or gabbro sills. The central portion of the property is bounded by the Moss Lake Syenite Batholith.

All gold-bearing veins appear to be associated with shear zones or fault zones. Two to four fault zones are reported east of the Ardeen Mine, with many offset structures splaying off these units. The offset shears dip 70 degrees to the northeast and 60-70 degrees to the southwest.

The most prominent structure is the Ardeen Fault, which averages 10 to 30 m in width. Discontinuous gold-bearing vein systems have been found associated with the contact areas. The Ardeen Fault and its associated quartz veins dip steeply at 70 degrees to the north; at depth the vein system is documented to dip moderately at 50-70 degrees to the south.

Similar, but narrow, parallel fault systems to the Ardeen Fault are located along the Fisher Zone and McKellar Zone systems. High chlorite and carbonate content characterize the fault systems.

12 September 2025	56

Figure 7.3 Huronian Gold Project bedrock geology. Source: Gold X2 Mining Inc. (2025).

660000
665000
670000
5385000
5380000
5375000
N
Quetico
Subprovince
Boundary Fault Zone
Shebandowan
Greenstone
Belt
Legend
Huronian Project Boundary
Fault
Major Fault
Dikes
Geology
Major Alkalic Intrusive
Gneiss
Granodiorite
Iron Formation
Clastic Sediment
Syenite
Diorite
Gabbro
Felsic Volcanic
Dacitic Intrusive-Felsic Volcanic
Intrusive Volcanic
Mafic-Intrusive Volcanic
Ultramafic - Mafic Volcanic
Feldspar Porphyry
GOLDX2
Huronian Gold Project, Ontario, Canada
Project Geology
1:100,000
UTM N83 Zone 15
September 2025
0
2
km
APEX
GEOSCIENCE

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A series of iron formation units up to 10 m in width are intercalated with volcanic rocks and generally oriented sub-parallel to stratigraphy.

Historical work identified gold-mineralized zones at the Project, which include:

•	The Huronian Zone (sometimes described historically as the Ardeen Mine area).

•	The Fisher Zone and subzones Main Fisher Zone, Fisher North Hanging wall A and B zones, and Fisher Footwall B A and B zones.

•	The McKellar Zone (sometimes described historically as the Pele Zone).

•	Trench 2 Zone.

•	Minoletti prospect (sometimes described historically as the Pele North Zone).

•	The Span North and Span South prospects.

Select mineralized zones – the Huronian, Fisher, and McKellar zones (Figure 7.4) – are described in the text that follows.

Figure 7.4 Spatial relationship between the Huronian, Fisher, and McKellar mineralized zones. Source: Kesselrun Resources Ltd. (2023a).

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7.2.1       Huronian Zone

The Huronian Zone hosts the past producing Huronian Mine and its associated underground workings and is northwest of the Fisher Zone (Figures 7.5 and 7.6). The main Ardeen Mine ore body lies within a 30 to 45 m wide shear-controlled contact between gabbro intrusive units to the north and pillow basalt flows and breccias to the south. The gold-bearing quartz veins occur along the contact areas and within the Ardeen Fault, mainly within the mafic volcanic (basalt) units. The mineralized zone also lies along the contact with a feldspar porphyry unit.

The orebody was mined from 2 quartz vein systems, the A r d e e n No. 1 vein and No 2 vein. The No. l vein strikes N030° and dips 75° to the northwest becoming sub-vertical from the 375-foot level downward. The No.1 vein has been proven for a length of 762m on the 375-foot level and to a depth of 305 m. The vein is long, h a s a n average w i d t h of 0.91 to 1.21 m with widths up to 3.35 m. A recent UAV magnetics survey was conducted by Kesselrun to investigate structural zones with similar attributes to the Huronian Gold Mine area (Kesselrun Resources Ltd., 2025b).

The A r d e e n No.2 vein develops at the 750-foot level. Connecting with the No.1 vein to the west, it crosscuts the strike and dip of the schistosity with a dip of 60° to the southeast. Little is known about the No. 2 vein since it’s discovery in 1935.

Drilling the historical mine workings may provide a better understanding of the controls on mineralization to advance exploration testing for unmined gold mineralization (Kesselrun Resources Ltd., 2023a). A cross section looking northeast through the Huronian and Fisher zones (30 m section width), illustrating the upper 250 m, is presented in Figure 7.7.

7.2.2       Fisher Zone (and Sub-Zones)

The Fisher Zone was initially stripped and discovered in 1992 by Akiko-Lori Gold Resources. In 2021-2022, the Fisher Zone was modelled as a singular, east-northeast-trending, main gold mineralized shear zone with a strike length of approximately 400 m and a depth of approximately 175 m.

During 2022-2023, and in relation to additional drilling and geological modelling, Kesselrun was able to identify and delineate multiple northeast-trending gold mineralized zones that splay off the main shear zone. Furthermore, the gold mineralization was discovered to occur within both the hanging-wall and foot-wall sides of the main zone.

Consequently, Kesselrun divided the Fisher Zone into several sub-zone areas with defined high-gold-intercepts that include the main Fisher Zone, Fisher Zone A and B footwall and hanging wall zones (Figures 7.6 and 7.7). Hence, the Fisher Zone is currently modelled as a complex system containing multiple high-grade gold shoots and zones that vary in thickness from 0.5 to 10 m wide, extend for distances of up to 700 m along strike and to a depth of approximately 250 m (Kesselrun Resources Ltd., 2022b, 2023a).

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Figure 7.5 Schematic Long Section of the Huronian Zone and past-producing Ardeen Mine. Source: Kesselrun Resources Ltd., (2023a).

Figure 7.6 Spatial relationship between the Huronian and Fisher zones (Kesselrun Resources Ltd., 2022b).

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Figure 7.7 Cross section looking northeast through the Huronian and Fisher zones (30 m section width), illustrating the upper 250 m. Mineralization domains are shown in blue, historical Ardeen Mine workings and stopes in yellow, with drillhole traces displaying Au grades (g/t) and lithology. Source: This study.

Lithology
Overburden
Felsic Volcanics
Intermediate Volcanics
Mafic Volcanics
Ultamafic Volcanics
Iron Formation
Quartz/Feldspar Porphyries
Metasediments
High Grade Metamorphics
Lamprophyre Dyke
Lapilli Tuff
Late Dykes (unsubdivided)
Chert
Fault/Shear Zone
Graphite Zone
Quartz Vein
Mineralized Zone
Altered Zone
Missing Core
Drilling Year
Unknown
1930's
1950's
1960's
1970's
1980's
1990's
2000's
2010's
2020's
Au g/t
< 0.05
0.05 to 0.20
0.20 to 0.50
0.50 to 0.80
0.80 to 1.00
1.00 to 2.00
>= 2.00
20 0 20 40 60 80 m
Huronian Zone
Fisher Zone
Fisher Footwall Zone

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7.2.3       McKellar Zone

The N055°-trending McKellar Zone is the southwestern strike continuation of the Ardeen No. l Vein (see Figure 7.4). The shear zone is 4 to 6 m in width and crosscuts mafic metavolcanic rocks and ironstone. Lineations plunge gently to the southwest and rare crenulations plunge moderately to the northeast.

Localized host rock fold and fault features may contribute to mineralization patterns within the shear zone where quartz veining is defined by either, a single vein, or series of parallel or oblique quartz veins and lenses.

2022 exploration work conducted by Kesselrun resulted in extending the strike length of the McKellar Zone to a total length of approximately 1,200 m which doubled the 2021 zone strike length of approximately 600 m (Kesselrun Resources Ltd., (2023a). A cross section looking northeast through the McKellar Zone (40 m section width), illustrating the upper 250 m, is presented in Figure 7.8.

7.2.4       Other Potential Zones

A recent UAV magnetics survey conducted by Kesselrun may help to outline additional structural zones with similar attributes to the Huronian Gold Mine area (Kesselrun Resources Ltd., 2025b). Preliminary exploration work conducted by Kesselrun depicted mineralization potential associated with the McKellar West, Span North, and Span South prospects (Figure 7.9). Further work is required by Gold X2 Mining to test these areas.

The McKellar Zone has the potential to extent further southwest to a new area called the McKellar West Zone. Kesselrun inferred this extension of the McKellar zone by 1) detailed UAV magnetic survey, and 2) the Company’s western most drilled hole, 22HUR178, which intercepted gold mineralization (Kesselrun Resources Ltd., 2022e). Hence, there is the potential to extend the McKellar-McKellar West zone to approximately 1,600 m of untested potential strike extent.

Kesselrun's detailed UAV magnetics survey has highlighted structural features of interest in the Span North and Span South areas that could be targeted in future exploration plans (Kesselrun Resources Ltd., 2025b).

7.3       Mineralization

Most of the gold and base metal occurrences in the Huronian Gold Project area are associated with felsic metavolcanics (rhyolite-feldspar porphyry), mafic metavolcanics (basalts), and gabbro (coarse-grained flows); a fourth unit, ultramafic rocks, is not associated with gold mineralization.

The gold-bearing systems are shear-controlled and coincide with units of feldspar porphyry (altered rhyolite) and iron formation.

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Figure 7.8 Cross section looking northeast through the McKellar Zone (40 m section width), illustrating the upper 250 m. Mineralization domains are shown in blue, with drillhole traces displaying Au grades (g/t) and lithology. Source: This study.

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Figure 7.9 Spatial location of the McKellar West, Span North, and Span South prospects.

Four types of gold- and metalliferous-bearing systems have been outlined that include:

•	Quartz veining parallel to shearing,

•	Gold within silicified/brecciated and reworked iron formation,

•	Thermal intrusive zones along gabbro or syenite complexes, and

•	Polymetallic base metal environments along the felsic-mafic metavolcanic contacts.

There are two generations of quartz. The older quartz is milky white with a glassy appearance and has mainly pyrite mineralization. The younger generation of quartz veining, the darker refractory or complex variety, is enriched with chalcopyrite, galena, sphalerite, pyrite, tellurides, and native gold (Watson 1928; Harris 1970). Telluride minerals occur as irregular, bluish grey masses enclosed in the quartz, or as dark brown scales filling seams in the quartz (Watson 1928). Telluride minerals observed include:

•	Petzite: Ag₃AuTe₂

•	Hesite: Ag₂Te

•	Tellurobismuthite: Bi2Te3

•	Sylvanite: (Ag, Au)2Te4

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•	Nagyagite: Pb5Au(Te,Sb)4S5-8

•	Acanthite: Ag2S

The auriferous quartz veins typically contain iron carbonate and albite as secondary gangue minerals. Alteration in host rock adjacent to the veins consists of iron carbonate, sericite, and chlorite with local disseminated pyrite next to the veins.

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8	Deposit Types

In the Wawa-Abitibi Subprovince, mineralization occurs in two main regions: The Michipicoten-Mishubishu belt in the Wawa subprovince (Michipicoten Greenstone Belt), and the Shebandowan-Schreiber belt to the west in the Wawa–Abitibi terrane, which includes the Shebandowan Greenstone Belt (SGB) and the Huronian Gold Project (Percival, 2007). The Shebandowan-Schreiber belt is known for a diverse range of mineral commodities and hosts important gold, base metal, and nickel-copper-platinum group elements.

The SGB is recognized for hosting significant orogenic-style gold deposits and Ni-Cu-(PGE) deposits. Notable examples include:

•	The Moss Au deposit, which is an orogenic-style gold deposit hosted within felsic to intermediate rocks in the western part of the SGB, is situated close to the terrane boundary.

•	The Shebandowan Ni-Cu-(PGE) deposit, situated within the Wawa-Abitibi terrane, is classified as one of the few economically viable Ni-Cu-(PGE) deposits of its kind in the SGB.

Gold mineralization within the western SGB is frequently associated with ductile shear zones. These shear zones are typically found near the boundary of the SGB with the Quetico Terrane, indicating structural controls on gold enrichment in Archean rocks. Recent exploration efforts have highlighted the potential for Iron Ore Copper Gold (IOCG) mineralized systems within the Shebandowan-Schreiber belt.

8.1       Greenstone-Hosted Vein Deposits

The following discussion is synthesised from Dubé and Gosselin (2007). Quartz-carbonate vein deposits are distributed along major compressional to trans-tensional crustal-scale fault zones in deformed greenstone terranes commonly marking the convergent margins between major lithological boundaries, such as along subprovince boundaries of the Superior Province, or between volcano-plutonic and/or sedimentary domains flanked by granitoids. There is consensus that the greenstone-hosted quartz-carbonate vein deposits are related to metamorphic fluids from accretionary processes and generated by prograde metamorphism and thermal re-equilibration of subducted volcano-sedimentary terranes.

The vein deposits are structurally-controlled, complex epigenetic deposits that are typically hosted in deformed, mafic, metamorphosed terranes (dominantly greenschist to locally amphibolite facies), and form at intermediate depths (5-10 km below surface; Figure 8.1). These veins are hosted by moderately- to steeply-dipping, compressional brittle to ductile shear zones and faults with locally associated, shallowly dipping extensional veins and hydrothermal breccias.

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Figure 8.1. Schematic illustration of settings for mesothermal gold deposits. Source: Dubé and Gosselin (2007).

Greenstone-hosted quartz-carbonate vein deposits typically exhibit gold mineralization, often accompanied by sulfide minerals such as pyrite, arsenopyrite, chalcopyrite, and sometimes sphalerite or galena. The mineralization is generally syn- to late-deformation and occurs within quartz-carbonate veins that cut through the host greenstone rocks. Gold is largely confined to the quartz-carbonate vein network but may also be present in significant amounts within the iron-rich sulphidized wall-rock.

Alteration associated with these deposits is a key indicator of their presence and commonly include carbonate alteration, where minerals like calcite, ankerite, and dolomite replace original host rock minerals. Sericite alteration (fine-grained white mica) is also prevalent, often forming halos around the veins. Silicification and iron-carbonate alteration, particularly ankerite, are frequently observed and closely linked to the deposition of gold. In some cases, chlorite and biotite alteration can also be present, reflecting the metamorphic conditions during vein formation.

The overall alteration assemblage is indicative of hydrothermal fluid activity, where these fluids, rich in silica, carbon dioxide, and metals, circulated through fault and shear zones within the greenstone belt, leading to the precipitation of quartz, carbonates, sulfides, and gold.

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8.2       Other Potential Deposit Types

8.2.1       Porphyry Gold and Iron Oxide Copper-Gold (IOCG) Deposits

Porphyry Cu±Mo±Au (porphyry) and iron oxide-copper-gold (IOCG) deposits of magmatic-hydrothermal origin contain some of the worlds largest concentrations of Cu, Au, U, Fe, and other metals, and are choice exploration targets. Porphyry deposits occur in close association with epizonal an mesozonal, felsic to intermediate intrusions. The deposits are typically large, low- to medium-grade where hypogene mineralization are primarily structurally controlled (Kirkham and Sinclair, 1996). The large size and structural control (e.g., veins, vein sets, stockworks, fractures, crackle zones, and breccia pipes) separate porphyry deposits from a variety of genetically-related deposit types that may be peripherally associated including skarns, high-temperature mantos, peripheral mesothermal veins, and epithermal precious-metal deposits (Figure 8.2; Sinclair, 2007).

Porphyry deposits can range in size from tens of millions to billions of tonnes with considerable variation on metallic minerals (e.g., Cu, Cu-Au, Mo, W-Mo, Ag, Au) and grades that generally average less than 1%. Supergene minerals such as copper may develop in enriched zones in porphyry deposits by weathering of primary sulphides. Oxidation of porphyry deposits can also reduce sulphide contents of gold zones, which can improve the extraction of gold.

8.2.2       Iron-Oxide-Copper-Gold (IOCG) Deposits

IOCG deposits exhibit an extreme diversity of deposit styles, controlled by age, host rocks, mineralogy, geochemical signature, and geological setting (Williams et al., 2005). IOCG deposits are broadly associated with extensional tectonic settings, often occurring within or adjacent to continental rift systems and ocean-facing continental arc settings. The formation of IOCG deposits involves complex hydrothermal fluid systems, often characterized by high temperatures and salinity. These fluids are thought to originate from a combination of magmatic, metamorphic, and basinal sources. Because of the diversity of IOGC deposits, there is debate whether they form a single deposit type or whether they are iron oxide-rich variants of other deposit types (Corriveau, 2007).

Hence, the classification of magmatic-hydrothermal IOGC comprises 6 subtypes, in which 4 types are genetically related to calc-alkaline magmatism and the other 2 are related to alkaline-carbonatite magmatism (Figure 8.3).

IOCG deposits can occur in a wide range of host rocks, including igneous intrusions (granite, diorite, monzonite), volcanic rocks, and sedimentary rocks. The emplacement environment, however, is often related to extensional tectonic settings, commonly associated with rift systems or intracratonic basins, mafic to intermediate magmatism, and significant hydrothermal fluid flow, often driven by deep crustal heat sources.

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Figure 8.2 Schematic diagram of a porphyry copper system in the root zone of an andesitic stratovolcano. The image shows mineral zonation and possible relationships to skarn, manto, mesothermal, and epithermal precious-metal deposits. Source: Kirkham and Sinclair (1996).

Figure 8.3 Classification of magmatic-hydrothermal IOGC deposits: Source Gandhi (2003, 2004).

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Mineralization is frequently controlled by major geological structures such as faults, shear zones, and breccia pipes. These structures act as conduits for the hydrothermal fluids that transport and deposit metals. IOGC mineralization can be hosted in subvertical to sub-horizontal, single or polyphase breccia zones or in mantos, veins, stockwork, volcanic pipe, diatremes, lenses, massive concordant to crosscutting tabular bodies, and mineral clasts.

Alteration associated with IOGC deposits is often superimposed as late-stage alteration and may strongly destroy evidence of early phases (Corriveau, 2007). Common alteration styles include potassic (K-feldspar, biotite), sodic-calcic (albite, actinolite), ferrous (magnetite, siderite), and carbonate alteration. The alteration halos can be extensive, often covering several square kilometres.

8.3       Volcanogenic Massive Sulphide (VMS) Deposits

Volcanogenic Massive Sulphide (VMS) deposits are major sources of Zn, Cu, Pb, Ag, and Au, and significant sources for Co, Sn, Se, Mn, Cd, In, Bi, Te, Ga, and Ge. The over 800 VMS deposits worldwide range in size from 200,000 tonnes to supergiant deposits containing more than 150 million tonnes (Franklin et al., 2005). There are close to 350 known VMS deposits in Canada and over 800 known worldwide (Galley et al., 2007).

The deposit type is typically stratiform, associated with submarine volcanic sequences (predominantly mafic to felsic volcanic and volcaniclastic rocks), and commonly form in extensional tectonic settings, including both oceanic settings (mid-ocean ridges) and continental settings (back-arc basins, rift valleys; Figure 8.4). These settings facilitate the circulation of seawater through the volcanic crust, leading to hydrothermal fluid circulation and metal deposition.

Syn-volcanic accumulations occur in geological domains characterized by submarine volcanic rocks. The associated volcanic rocks are commonly relatively primitive (tholeiitic to transitional in composition) and bimodal (Galley et al., 2007). The spatial relationship of VMS deposits to syn-volcanic faults, rhyolite domes, or paleo-topographic depressions, caldera rims, or subvolcanic intrusions suggests that the deposits were closely related to hydrologic, topographic, and geothermal features on the ocean floor (Lydon, 1996).

VMS deposits typically occur as lenses of polymetallic massive sulphide that form at or near the seafloor in submarine volcanic environments, and are classified according to base metal content, gold content, or host-rock lithology. The distribution of syn-volcanic faults relative to the underlying intrusion determines the size and areal morphology of the camp alteration system and ultimately the size and distribution of the VMS deposit cluster. The morphology of a single massive sulphide lens can vary from a steep-sided cone to that of a tabular sheet. Most cone-shaped deposits appear to have accumulated on the top or flanks of a positive topographic feature, such as a rhyolite dome, whereas many sheet-like deposits appear to have accumulated in topographic depressions (Lydon, 1996).

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In Canada, VMS deposits are commonly found in Precambrian volcano-sedimentary greenstone belts within extensional arc environments (Figure 8.4). Archean VMS deposits are typically grouped according to their Cu-Zn or Zn-Cu content and usually have modest gold and/or silver values and little or no lead content.

Figure 8.4 Principal VMS-forming tectonic environments. A) Failed, or incipient, oceanic rift; b) subduction zones that result in oceanic arc formation with associated extensional domains; c) mature and continental volcanic arc assemblages. Source: Galley et al. (2007).

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9      Exploration

The Issuer, Gold X2 Mining, has just acquired the Huronian Gold Project and has yet to conduct exploration work.

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10    Drilling

The Issuer, Gold X2 Mining, has just acquired the Huronian Gold Project and has yet to conduct drill programs.

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11    Sample Preparation, Analyses and Security

The Issuer, Gold X2 Mining, has just acquired the Huronian Gold Project, and therefore, has yet to conduct sampling and analytical exploration work at the Project.

The QP has reviewed Kesselrun assessment reports and summarizes the Company’s historical sample preparation, analyses, and security in the text that follows.

Kesselrun Historical Rock Sampling Program

•	Rock samples were collected by placing a representative 15 cm diameter sized sample into a sample bag along with the corresponding sample tag and taking an outcrop picture where the sample was collected. Lithology was documented for each sample. Rock samples were placed into rice bags and transported by Barrick Gold staff to ALS Global (ALS) in Thunder Bay, ON (Clapp, 2024).

•	Rock samples were analyzed at ALS for Au (Au-NANO51, Au-ICP21), 48 element four acid ICP (ME-MS61) and whole rock analysis (ME-ICP06). Samples were prepared using ALS’s code PREP-31 by crusher/rotary splitter combo. Samples were crushed to 70% less than 2 mm, rotary split off 1 kg, and pulverised split to better than 85% passing 75 microns. Gold analysis was by fire assay with a detection limit of 0.001-10 ppm Au and by aqua regia with HF digestion for near total recovery, with ICP-MS finish. For whole rock analysis samples were analyzed by ICP-AES instrument.

Kesselrun Historical Trench-Channel Sampling Program

•	Channels were collected by sawing two parallel lines in the outcrop roughly 3.5-4.0 cm apart and 7.5 cm deep, between 30 cm and 1.3 m in length, using a Stihl TS/700 concrete saw. Representative samples were chipped out of the channel using a chisel and 5 lb hammer and sampled roughly every metre. Aluminum sample tags were inserted into the sample bag and on the outside of the bag. Samples were transported from site by Fladgate Exploration personnel and delivered directly to Activation Laboratories (ActLabs) in Thunder Bay, ON (Clapp, 2019).

•	Channel samples analyzed at ActLabs included a 50 g pulverized sample by fire assay (FA) and atomic absorption finish (AAS) with a detection limit of 5 ppb Au. A complimentary Ag analysis was performed using a 0.25 g split digested with aqua regia and ICP-AES (or ICP-OES at ActLabs) finish with a detection limit of 0.2 ppm Ag. Sample standards and blanks were inserted every 20th sample into the sample stream using the same numbering sequence alternating between standard and blank. The standards were inserted in a rotation of high, medium, and low concentration.

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Kesselrun Historical Drill Core Sampling Program

•	Drill core samples were collected by cutting the core using a core saw. The core was cut along the top of the foliation. Sample length ranged from 0.3 m to 1 m with respect given to lithological contacts. The cut core was placed in individual sample bags with corresponding sample ticket. The labeled individual sample bags were l put into rice bags and transported to ActLabs by project geologists and technicians (Clapp, 2023).

•	Core samples were initially analyzed using standard fire assay procedures with an atomic absorption (AA) finish. Samples that returned over 5 g/t Au were analyzed using fire assay with gravimetric finish. In addition to the standard quality control of the laboratory, a series of blanks and standards were inserted in every shipment for quality control purposes. Three alternating standards (0.3 g/t Au, 0.5 g/t Au and 1 g/t Au) were inserted at set intervals along with a blank sample using granite collected from a quarry located in Vermilion Bay, ON. One QA/QC sample was added into the sample stream every 20 samples.

Certified Reference Materials (CRMs) used as Kesselrun’s QA-QC sample standards included OREAS 217, OREAS 231, and OREAS 221 (n=436 total sample standards). As part of a general QP review by the QP using information within Clapp (2023), a total of

430 sample standard analyses “passed” (98.6%), 5 standard analyses yielded a “warning” notice, and a single sample standard “failed”. Of 222 sample blanks, a single blank sample “failed” by yielding 13 ppb Au.

The QP has reviewed the historical Kesselrun sample preparation, analyses, and security. The methodologies employed are deemed reasonable with respect to gold exploration within Archean greenstone-hosted gold deposit setting. The QA-QC data, as reported by Kesselrun, show the Company conducted a reasonable amount of due diligence to evaluate sample and laboratory contamination, precision, and accuracy. Hence, the QP has validated the historical analytical information and states that the QA-QC work resulted in reasonably sufficient results.

Once the historical work conducted by Kesselrun (and possibly other historical companies) is verified by Gold X2 Mining’s impending exploration programs, the QP suggests that the historical data may be applicable for use in target delineation and potentially future mineral resource estimations.

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12	Data Verification

The Huronian Gold Project has been the site of numerous historical exploration and drilling programs, and a large volume of geological data has been acquired over time. Some of the data and information was collected prior to the adoption of NI 43-101 and CIM standards. Various attempts at data verification have been performed historically (e.g., MacDonald, 2004), including the resampling and reanalysis of historical drill core as conducted by Pele Resources.

This section focuses on the data verification conducted by the QP in accordance with the preparation of a geological introduction NI 43-101 technical report.

12.1 Historical Data Verification Procedures

With respect to drillhole core assays, the QP reviewed 2 compilation spreadsheets that were provided to the QP by the Issuer (via Kesselrun). The spreadsheets included collar, survey, and assay data. The first file included detailed fire assay procedures that included both AA and gravimetric finishes. The second file included only a “Au_best” assay value. Upon review of the Kesselrun assessment files, the QP was able to validate both datasets with the latter Au_best dataset incorporating all fire assay–gravimetric finish data (in addition to the fire assay-AA data).

The historical drillhole data was merged into a single drillhole assay database and reviewed using Micromine’s (v.2024) data validation tool. Some historical drillhole collars remain unresolved in current coordinate systems (i.e., some hole collars were reported in planned, or aligned, coordinates). Approximately 40 validation errors were identified in the assay data table. Approximately 20 validation errors were identified within the geology lithological logs. The QP advocates that the collar and core assay errors observed are reasonable given there are over 580 drillholes, including those that date back to 1935, and over 49,600 core assays. The lithology errors observed are also reasonable given the variation in lithological codes between the historical exploration programs. Drill core assay values from recent drill campaigns conducted by Pele Mountain and Kesselrun were QP verified by spot-checking approximately 10% of the drillhole database recorded gold values against the independent and accredited laboratory certificates.

The QP evaluated a rock sample database of over 900 site locations and assay data. Of these, company names could not be located for 39 samples (4%). No other issues were observed. The trench-channel sample assay dataset contained over 580 records. Of these, the QP observed missing gold assays for 43 records (7%) and gold value discrepancies for 8 records (1%). The missing gold assays were not located. The gold discrepancies were resolved by the QP reviewing the original news releases and verifying the gold value disclosed by the companies. The QP verified approximately 50 rock and channel sample assay results by reviewing the data disclosed within 36 individual assessment file reports.

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During the drillhole, rock, and trench-channel database reviews, the QP corrected minor resolvable discrepancies such as evident data entry errors.

The QP has been unable to verify the information related to the historical Ardeen Mine (e.g., historical gold grades and production values), and therefore, this information is not necessarily indicative of mineralization present within the Issuer's Huronian Gold Project. The QP did not verify the historical geophysical data, and it is recommended that the Issuer compile, reprocess, and reinterpret the historical data in a future work program.

12.2 Qualified Person Site Inspection

A personal site inspection was completed at the Huronian Gold Project by Mr. Dufresne on August 28-29, 2025. Mr. Dufresne was able to observe the location of, and access to, the Project, the geological setting, including the setting of 3 mineralized zones: Huronian, Fisher, and McKellar zones. The QPs site inspection traverse tracks, site stops, drill hole pick ups, and sample locations are presented in Figure 12.1.

The QP landed in Thunder Bay on August 28th, rented a 4-wheel drive vehicle and drove on paved Ontario Highway 11 to a well-maintained forestry/mining access gravel road approximately 127 km northwest of Thunder Bay. The gravel road leads to the Huronian Project and a semi-permanent trailer camp run by Fladgate Exploration Consulting where accommodation and meals where provided. A network of roads and trails provide extensive access to the Project and the mineralized zones from the camp.

At the Fisher Zone, the QP observed an outcrop characterized by highly altered basalt and andesite (Figure 12.2). A second Fisher Zone outcrop featured late-stage quartz veins within a deformed brecciated zone comprised of volcanic, volcaniclastic, and Fe-rich sedimentary (i.e., banded iron formation) rocks. The foliation parallel and several late-stage-crossing quartz veins along with significant oxidation in the wall rocks are typical of high-grade zones (Gold X2 Mining geologist, pers. comm., 2025).

The QP reviewed drill core intersections from 16 separate Huronian, Fisher and McKellar zone holes. The cores illustrate altered andesitic and mafic host rocks that are variably altered by iron carbonate and sericite. Two types of quartz veining were observed that include 1) white, relatively unaltered late cross cutting veins with sulphides, and 2) grey to dark-grey (‘dirty’) quartz in foliation parallel veins that contain iron carbonate, albite, and sulphide minerals including pyrite, chalcopyrite, etc.

The QP independently collected a total of 6 outcrop samples (Figure 12.1, Table 12.1). The samples were submitted to ALS Global in Thunder Bay, ON by the QP for fire assay for gold with an AA finish and multielement geochemistry by multi-acid digestion followed by ICP-AES analysis. The results of the QPs independent analyses are presented in Table 12.1. Fire assay gold results are between 0.038 ppm and >10.0 ppm Au (10.05 by fire assay gravimetric finish). The high gold sample 25MDP004 includes elevated silver (98.6 ppm), bismuth (2.81 ppm), copper (>10,000 ppm), molybdenum (17.9 ppm), nickel (77.6 ppm), tellurium (65.8 ppm), and zinc (7,130 ppm).

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Figure 12.1 Qualified Person site inspection traverse tracks, site stops, and sample locations.

664000
664500
665000
5379500
5379000
5378500
N
25MDP004
25MDP003
25MDP005
25MDP001 &
25MDP002
25MDP006

Legend

- Huronian Project Boundary
- Aug 28 2025 QP Site Inspection Traverse
- Ardeen Mine

Site Inspection Recorded Waypoints

- Historical Drillhole
- Outcrop
- Sample Site, Sample ID
- Infrastructure

N
0
10
km

GOLDX

Huronian Gold Project, Ontario, Canada

QP Site Inspection

1:10,000	UTM N83 Zone 15	September 2025

0 300
m

APEX GEOSCIENCE

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Figure 12.2 Select Qualified Person outcrop and drill core photos at the Huronian Gold Project.

A) Late north-south quartz veins in deformed mafic host rocks.

B) Altered basalt/andesite at the Fisher Zone.

C) Massive sulphide within drillhole 20HUR004, Fisher Zone.
Kesselrun assays within the section yield 1.35 g/t to 13.2 g/t Au.

12 September 2025	79

Table 12.1 Qualified Person site inspection stops and analytical gold results.

Outcrop coordinates
								QP Au by	QP Au by	QP multi-
Way-					Easting (m)	Northing (m)		fire assay	fire assay	element
point			Historical		UTM Z15	UTM Z15	QP	ICP	gravimetric	Ag
no.	Mineralized zone	Stop media type	company	Drillhole ID	NAD83	NAD83	sample ID	(ppm)	(ppm)	(ppm)
1	Fisher	Outcrop	/	/	664771	5378735
2	Fisher	Drill core	Kesselrun	20HUR004	/	/
3	Fisher	Drill core	Kesselrun	20HUR002	/	/
4	Fisher	Drill core	Kesselrun	20HUR001	/	/
5	Fisher	Drill core	Kesselrun	21HUR032; 21HUR034	/	/
6	Fisher	Drill core	Coventry	2009-22	/	/
7	Fisher	Drill core	Kesselrun	21HUR035	/	/
8	Fisher	Outcrop	Kesselrun	/	664767	5378736	25MDP001; 25MDP002	0.085 0.038		1.58 1.75
9	Fisher	Drill core	Pele Mountain	95-001; 95-002; 95-003	/	/
10	Fisher	Drill core	Kesselrun	20HUR006	/	/
11	Fisher	Drill core	Kesselrun	20HUR007	/	/
12	Fisher	Drill core	Coventry	2009-008	/	/
13	Fisher	Drill core	Kesselrun	21HUR037	/	/
14	Fisher	Drill core	Coventry	2009-020	/	/
15	Fisher	Outcrop	Kesselrun	/	664703	5378737	25MDP003	0.538		1.4
16	Fisher	Drill core	Coventry	2009-023	/	/
17	Huronian (Ardeen)	Ardeen muck pile	/	/	664431	5378739	25MDP004	>10.0	10.05	98.6
18	Huronian (Ardeen)	Drill core	Kesselrun	21HUR052; 21HUR053	/	/
19	Huronian (Ardeen)	Drill core	Kesselrun	22HUR166; 22HUR167	/	/
20	Huronian (Ardeen)	Ardeen Main Shaft	/	/	664408	5378699
21	Huronian (Ardeen)	Drill core	Kesselrun	20HUR029	/	/
22	Huronian (Ardeen)	Outcrop (quartz vein)	/	/	664310	5378607	25MDP005	9.68		46.4
23	Huronian (Ardeen)	SW Ardeen shaft	/	/	664241	5378538
24	McKellar	Outcrop		/	664031	5378356	25MDP006	1.41		15.4
25	McKellar	Drill core	Coventry	2010-58	/	/
26	McKellar	Drill core	Coventry	2009-37	/	/

12 September 2025	80

12.3 Validation Limitations

Minerals exploration work associated with the Huronian Gold Project began with the discovery of the Ardeen Mine in 1871. Since then, a plethora of companies have conducted a variety of airborne, ground, and subsurface exploration activities as outlined in Section 6, History.

There are inherent uncertainties associated with age of the mineral’s exploration data

(i.e., prior to CIM, 2018 mineral exploration best practice guidelines, the disclosure rule NI 43-101, and modern exploration and QA-QC protocols). During the QPs review of these data, the older historical data can contain validation errors associated with missing, and non-reasonable, coordinates, lithology, QA-QC and assays. Laboratory assay certificates are not always available.

Having said this, the majority of the historical drillholes (71%) drilled within the boundaries of the Project occurred post-1995. The QPs review of the Pele Mountain, Coventry, and Kesselrun drillholes and re-logged/re-assayed drillholes (n=413 holes) yield reasonable and sufficient drillhole datasets as presented in this technical report.

12.4 Adequacy of the Data

Based on the data compilation and QP review of the historical data, in conjunction with Mr. Dufresne’s personal site inspection, the QPs state that the vast majority of the historical drillhole data is sufficiently reliable for the purpose of this geological introduction technical report.

The QP site inspection, and subsequent analytical results enable the QP to verify the mineralization that is the subject of this technical report.

Pending verification of the historical exploration information and data by Gold X2 Mining, it is the QPs opinion that large portions of the historical data might be suitable for use in ongoing exploration and target delineation, subsurface modelling, and mineral resource estimation studies.

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13	Mineral Processing and Metallurgical Testing

The Issuer, Gold X2 Mining, has just acquired the Huronian Gold Project and has yet to conduct drill programs.

12 September 2025	82

14	Mineral Resource Estimates

The Issuer, Gold X2 Mining, has just acquired the Huronian Gold Project and has yet to conduct mineral resource evaluations.

12 September 2025	83

*** Items 15 to 22 omitted; this technical report is not for an advanced project ***

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23	Adjacent Properties

With respect to projects in the Huronian Gold Project area that are not part of Gold X2 Mining’s land package, which includes the neighbouring Moss Gold Project, the QPs have not validated competitor company projects, and therefore, are not able to verify the competitor project information. Hence, the information is not necessarily indicative of the Huronian Gold Project mineralization that is the subject of this technical report.

23.1 Gold X2 Mining’s Neighbouring Moss Gold Project

The Moss Gold Project’s technical report effectively dated January 31, 2024, was prepared by a QP of this technical report (Mr. Dufresne). The QP, can therefore, verify the information associated with the Moss Gold Project, which is adjacent to the Huronian Gold Project (see Figures 4.2 and 23.1). It is possible that Gold X2 Mining amalgamates the Huronian and Moss gold projects into a single, future, technical report once the Company has conducted work and collectively assesses the Huronian and Moss projects.

The Moss Gold Project is composed of 4 sub-blocks that include the Moss, Coldstream, Hamlin, and Vanguard blocks. These blocks are directly adjacent to the southern and eastern portions of the Huronian Gold Project (see Figures 4.2 and 23.1). In addition, Gold X2 Mining has acquired the Hillcrest Project and the Fuego Block.

The Moss Gold Project occurs in the western portion of the SGB. During 2024, updated mineral resource estimates were prepared within the Moss Block (Moss Gold Deposit area) and eastern portion of the Coldstream Block (East Coldstream Deposit area) in accordance with CIM (2014, 2019) and the disclosure rule NI 43-101.

•	Most of the Moss Block is underlain by the Central Felsic Belt (CFB), which is comprised of andesitic, dacitic and rhyolitic flows, tuff, lapilli tuff and fragmental units, and minor chemical sediments (iron formation). The Moss Gold Deposit is primarily hosted by diorite bodies intersected by anastomosing shear zones.

•	The East Coldstream Gold Deposit is approximately 13 km northeast of the Moss Gold Deposit and underlain by Quetico greywacke in fault contact with the Northern Mafic Belt that comprises iron formation and coarse clastic interflow sedimentary rocks. The East Coldstream Deposit is structurally controlled with higher grade gold mineralization in northeast tending shear zones and lower-grade gold mineralization associated with more brittle-style veining in the felsic to intermediate metavolcanic rocks, gabbro, and porphyries located between the primary shear zones.

The 2024 Moss Gold Project mineral resource estimates comprise Indicated Mineral Resources of 1,535 thousand (k) troy ounces (oz) of gold at a grade of 1.23 g/t Au, within 38.96 million (M) tonnes (t) and Inferred Mineral Resources of 5,198 koz at 1.11 g/t Au within 146.24 Mt. Mineral resources that are not mineral reserves have no demonstrated economic viability. No mineral reserves have been calculated for the Project.

12 September 2025	85

Figure 23.1 Neighbouring properties. Note that the Huronian and Moss gold projects are both owned by Gold X2 Mining and are outline in solid and dashed lines, respectively.

650000
660000
670000
680000
690000
5400000
5390000
5380000
5370000
5360000
N
Kashabowie Provincial Park
Little Greenwater Lake Provincial Nature Reserve

Legend

- Huronian Project Boundary
- Moss Gold Project Area

Moss Gold Project Blocks

- Coldstream Block
- Hamlin Block
- Moss Block
- Vanguard Block
- Fuego Block
- Hillcrest Project

Adjacent Property Owners

- Big Gold Inc.
- Echo Ridge Resources Inc.
- Orebot Inc.
- Parklane Securities Ltd.
- Rainy Mountain Royalty Corp.
- Rio Tinto Exploration Canada Inc.
- Sky Gold Corp.
- Strike Copper Corp.
- Tashota Resources Inc.
- Trojan Gold Inc.
- Other Owners

Huronian Gold Project, Ontario, Canada

Adjacent Claims

1:350,000	UTM N83 Zone 15	September 2025

0 8
km

APEX GEOSCIENCE

12 September 2025	86

Other mineral resource reporting criteria for the Moss Gold Project (Moss and eastern Coldstream blocks) include,

•	Tonnage estimates are based on individually measured and calculated bulk densities for geological units ranging from 2.68 to 2.89 g/cm³. Overburden density is set at 1.8 g/cm³.

•	Metal prices are USD$1,850/oz Au (revenue factor of 1) and a recovery of 90% for Moss and 95% for East Coldstream.

•	Open-pit resource economic assumptions are mining at USD$2.25/waste tonne, $3.00/ore tonne, flotation-leaching processing costs of USD$9.50 per tonne, and mine-site administration costs of USD$2.10 per tonne processed.

•	Open-pit resources comprise blocks constrained by the pit shell resulting from the pseudoflow optimization using the open-pit economic assumptions and 50° pit slopes.

•	Underground resource economic assumptions are USD$75/tonne for mining mineralized and waste material and USD$9.50/tonne for processing. The underground resource mining assumptions are open pit stope mining method with a minimum mining width of 1.5 m and a minimum stope volume equal to stope dimensions of 1.5 m x 10 m x 20 m.

•	The Underground material below the open pit was manually constrained to continuous material above the gold cutoff (2.0 g/t) that met the minimum thickness and volume requirements. Resources not meeting these size criteria are included if they maintain a grade above the cutoff once diluted to the required size.

23.2	Directly Neighbouring Projects (Other than Gold X2 Mining)

Tashota Resources Inc. (TRI) Larose Project is directly north of the Huronian Gold Project. The Larose shear zone is reportedly 40 m wide and can be traced for 4 km along strike. TRI has conducing trenching over a 9 km zone discovering several new gold mineral occurrences. Drilling near the P1 and LaRose trenches intersected gold mineralization including 5.65 g/t Au over 3.00 m at a depth of 42.00 to 45.00 m, including 0.50 m of 27.69 g/t Au (Tashota Resources Inc., 2025). To the best of the QPs knowledge, Tashota has not disclosed information since forming a Memorandum of Understanding with the Lac des Mille Lacs First Nation (Tashota Resources Inc., 2022).

TRI and Echo Ridge Resources Inc. (Echo Ridge), Rainy Mountain Royalty Corp. (Rainy Mountain), and Trojan Gold Inc. (Trojan Gold) comprise smaller portions of their respective project boundaries that directly neighbour the Huronian Gold Project.

A review of Ontario assessment reports at shows that TRI and Echo Ridge sometimes completed joint work projects as part of an Option Agreement in the Tilly Lake area, which was the subject to 2021-2022 gold-focused rock sampling and diamond drill programs (Kilpatrick, 2022; Osmani, 2022). The Echo Ridge Project prospecting results yielded 6 discovery areas with results that include 6.97% Cu, 4.5 g/t Au, 66 g/t Ag, and 0.4% Mo (Tashota Resources Inc., 2025).

12 September 2025	87

Rainy Mountain owns the Clay and Powell properties. Through an Option Agreement with Fairmont Resources Inc., the last known gold-focused exploration work was conducted on the properties in 2011 and included a 1,500 m drill program that targeted a magnetic high defined by an induced polarization and magnetic survey (Fairmont Resources Inc., 2011). The program yielded 2.91 gm Au/1.55m and 8.45 gm Au/1.9 m (Fairmont Resources Inc., 2014).

23.3	Other Neighbouring Projects (Other than Gold X2 Mining)

Other projects that don’t directly neighbour, but are in the Huronian Gold Project area, include:

•	Strike Copper Corp.’s (Strike Copper) Sungold Project located 1.2 km to the south of the Huronian Gold Project. Strike Copper acquired the Sungold Project in 2019 and announced a Memorandum of Understanding with the Lac des Mille Lacs First Nation (Strike Copper Corp., 2022). Strike Copper disclosed a geological introduction NI 43-101 technical report with an effective date of July 29, 2021 (Aubut, 2021). The technical report discloses that 2020 ground prospecting and trenching and a 2021 VTEM survey resulted in the discovery of the Wye Lake VMS mineralisation and the Hamlin Lake IOCG mineralisation.

•	Parklane Securities Ltd. located approximately 2.9 km and 6.8 km to the north and west of the Huronian Gold Project, respectively. The QP could not locate any information related to this project.

•	Orebot Inc. (Orebot) Church Lake Project is located approximately 8.2 km to the east-southeast of the Huronian Gold Project. During 2021-2022, Orebot completed prospecting and geological mapping, and formed a Memorandum of Understanding with the Lac des Mille Lacs First Nation (Kivi, 2023).

•	Sky Gold Corp.’s (Sky Gold) Star Lake (Shebandowan) Project is located approximately 12.6 and 17.7 km to the southwest and east of the Huronian Gold Project, respectively. During 2025, Sky Gold announced that a basal-till geochemical sampling program with mineral concentration work yielded significant particulate gold grains on its Consolidated Shebandowan Project. Three anomalous sample sites yielded 46, 18 and 15 gold grains with calculated gold values of 550, 285 & 215 ppb Au (Sky Gold Corp., 2025).

12 September 2025	88

•	Big Gold Inc.’s (Big Gold) Tabor Project is approximately 13.4 km to the east-northeast of the Huronian Gold Project. Big Gold Inc. conducted a 2024 ground IP survey and conducted a maiden drill program on 3, 100-metre spaced sections, that tested a strike length of 200 m. Zones of alteration, shearing, and veining were intersected on all 3 sections to a maximum depth of 168 m. Hole TB-24-001 intersected 0.154 g/t Au over 0.76 m. Hole TB-24-004 intersected 3 distinct zones of vein and sheared mafic volcanics, resulting in:

o	136 g/t Au over 0.5 m from 52 m in scattered quartz veinlets within mafic volcanics

o	524 g/t Au over 0.5 m from 90 m in mineralized quartz vein containing pyrite and pyrrhotite.

o	185 g/t Au over 0.88 m from 146.12 m in sheared and mineralized quartz vein containing 4% disseminated pyrite (Big Gold Inc., 2025).

•	Rio Tinto Exploration Canada Inc. (Rio Tinto) land position is approximately 13.8 km to the north of the Huronian Gold Project. Rio Tinto formed an Option Agreement with Benton Resources Inc. to earn 100% interest in the Bark Lake and Baril Lake platinum group element-base metal projects (Benton Resources Inc., 2020). Rio Tinto completed an IP survey in 2018 (Lyon 2018). The QP could not determine if the Option Agreement was completed.

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24	Other Relevant Data and Information

No other relevant data and information to report currently.

12 September 2025	90

25	Interpretation and Conclusions

During September 2025, Gold X2 Mining acquired Kesselrun, and hence, 100% interest in the Huronian Gold Project in the Thunder Bay Mining District, northwestern Ontario. The Project’s mineral tenure is defined by 293 contiguous Mineral Claims (4,776.5 ha) and 4 Mining Patents (404.3 ha) that are listed as active and in good standing.

More than 95% of the Huronian Gold Project occurs within the older and younger suites of the Shebandowan Greenstone Belt. While Gold X2 Mining has yet to conduct exploration, historical work has identified several gold-mineralized zones.

Within the boundaries of the Project, the QP has reviewed historical data that includes 915 grab rock sample analyses, 583 trench channel sample analyses, and 583 diamond drillholes totaling 80,679 m with 43,837 gold assays. A high proportion of this work was conducted in the vicinity of the historic and past-producing Ardeen Mine, which ceased operations in 1936.

Via the QPs review and acceptance of the technical information presented in this technical report, it is their opinion that the historical work justifies the designation of significant zones of structurally controlled gold mineralization including:

•	Huronian Zone: Significant because gold mineralization occurs along the same structural trend as the past-producing Ardeen Mine. For example, Kesselrun select historical drillhole gold intercepts drilled around the historic mine workings include:

o	Drillhole 21HUR054 intersected 81.5 g/t Au over 0.6 m (from 115.4-116.0 m) within a 4.1 m wide zone at depths of 115.4 to 119.5 m that averaged 16.2 g/t Au.

o	Drillhole 21HUR070 intersected 41.8 g/t Au over 0.9 m (from 382.7-383.6 m) within a 3.0 m wide zone at depths of 381.0 to 384.0 m that averaged 13.6 g/t Au.

o	Drillhole 21HUR066 intersected 22.0 g/t Au over 0.9 m (from 193.0-193.9 m) within a 1.9 m wide zone at depths of 192.5 to 194.4 m that averaged 10.5 g/t Au (Kesselrun Resources Ltd., 2021b).

Drilling the historical mine workings may provide a better understanding of the controls on mineralization that can advance exploration testing for any potential unmined gold mineralization associated with the two-vein system and/or discover mineralized sub-zones (like at the Fisher Zone, see the text that follows).

Mining Patent mineral tenure encompasses a portion of the Huronian Zone (past-producing Ardeen Mine area). The patents grant freehold minerals ownership and permanent property interest including mining and surface rights.

12 September 2025	91

•	Fisher Zone: Significant because 2022-2023 drilling and three-dimensional modelling conducted by Kesselrun has shown the Fisher Zone comprises multiple northeast-trending gold mineralized zones that splay off the main shear zone.

Consequently, The Fisher Zone, which was once believed to represent a singular shear zone, has now been expanded and branched into several sub-zones, or mineralized splays. Gold mineralization was also discovered to occur within both the hanging-wall and foot-wall sides of the main zone. The Fisher sub-zones now include the Main Fisher Zone, Fisher North Hanging wall A and B zones, and Fisher Footwall B A and B zones. Select Kesselrun historical drillhole gold intercepts drilled at the newly defined Fisher sub-zones:

o	Drillhole 21HUR130 intercepted 33.9 g/t Au over 1.0 m (from 131.1-132.1 m) within a 4.7 m wide zone at depths of 127.4 to 132.1 m that averaged 8.4 g/t Au at the Fisher Footwall-A Zone.

o	Drillhole 21HUR108 intercepted 24.3 g/t Au over 0.5 m at depths of 38.8 to 39.3 m at the Fisher Hanging Wall-B Zone (Kesselrun Resources Ltd., 2022b).

While the sub-zones expand the Fisher Zones’ potential, it should be noted that select historical Kesselrun drill intercepts in the Fisher Main Zone include:

o	Drillhole 21HUR003 intercepted a 57.0 m interval of 1.8 g/t Au at depths of 6.0 to 63.0 m that included intervals of 6.5 g/t Au (over 14.0 m from 6.0-20.0 m), 12.6 g/t Au (over 7.0 m from 7.0-14.0 m), 15.7 g/t Au (over 5.2 m from 7.0-12.2 m), 26.0 g/t Au (over 2.5 m from 7.0-9.5 m), and 52.3 g/t Au (over 1.0 m from 7.0-8.0 m).

o	Drillhole 21HUR004 intercepted a 45.1 m interval of 6.2 g/t Au at depths of 12.0 to 57.1 m that included intervals of 14.6 g/t Au (over 15.5 m from 15.6-31.1 m), 42.1 g/t Au (over 4.9 m from 15.6-20.5 m), 79.9 g/t Au (over 2.2 m from 18.3-20.5 m), 7.6 g/t Au (over 2.3 m from 40.4-42.7 m), and 6.1 g/t Au (over 2.8 m from 53.4-56.2 m; Kesselrun Resources Ltd., 2020c).

In addition, many of the most anomalous surface or near-surface exposed rock and trench gold sample analyses occur in the Fisher Zone, which has the potential to delineate new drill target areas.

•	McKellar Zone: Significant because the N055°-trending McKellar Zone is interpreted to be the southwestern strike continuation of the Ardeen No. l Vein (Huronian Zone). The shear zone is 4 to 6 m in width and crosscuts mafic metavolcanic rocks and ironstone. Localized host rock fold and fault features may contribute to mineralization patterns within the shear zone where quartz veining is defined by either, a single vein, or series of parallel or oblique quartz veins and lenses.

12 September 2025	92

Select historical Kesselrun drill intercepts in the McKellar Zone include:

•	Drillhole 20HUR025 intersected a high-grade plunging shoot that assayed 22.6 g/t Au over 1.0 m (46.0-47.0 m depth) within a wider zone of 2.7 g/t Au over 16.8 m section at a depth of 31.3 to 47.0 m.

•	Drillhole 20HUR020 intersected 1.1 g/t over 19.1 m at a depth of 35.9 to 55.0 m (Kesselrun Resources Ltd., 2020d).

The QP has not vetted all 215,000 line-kilometres of historical geophysical survey material; however, a recent 372-km, NuTEM Electromagnetics and Total Field Magnetic Intensity heli-borne survey conducted by Kesselrun does illustrate a definite correlation between geophysical features and lineaments and gold mineralization zones described in the previous text. In addition, the survey, together with historical surface geochemical programs, may help to outline additional structural zones (e.g., McKellar West, Span North, and Span South prospects) with similar attributes to the known mineralized zones.

To conclude, the Huronian Gold Project is a project of merit, there are no currently known significant risks and uncertainties related to the land tenure, geological setting, or the ability to perform exploration work at the Project.

Based on the data compilation and QP review of the historical data, in conjunction with Mr. Dufresne’s personal site inspection, the QPs state that the vast majority of the historical drillhole data is sufficiently reliable for the purpose of this geological introduction technical report.

The QP recommendations presented in the text that follows provide mitigation steps to validate and verify the historical exploration information data – some of which may contain inherent uncertainties associated with age of the data collection (i.e., prior to CIM (2018) mineral exploration best practice guidelines, the disclosure rule NI 43-101, and modern exploration and QA-QC protocols). Pending verification of the historical exploration information and data by Gold X2 Mining, it is the QPs opinion that large portions of the historical data might be suitable for use in ongoing exploration and target delineation, subsurface modelling, and mineral resource estimation studies.

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26	Recommendations

A 2-Phase follow-up exploration program is recommended. Phase 2 work recommendation activities are dependent on the positive results of the Phase 1 work. The total cost of the Phase 1 and Phase 2 work, with 10% contingency, is estimated at CDN$6.435 million. A summary of the estimated work recommendation costs is presented in Table 26.1, and Phase 1 and Phase 2 activities are discussed in the text that follows.

The cost of the Phase 1 work, with 10% contingency, is estimated at CDN$1.925 million. Phase 1 work emphasizes:

•	Compiling and re-processing geophysical data. The 2022-2023 Kesselrun geophysical data should be reviewed in conjunction with Gold X2 Mining’s geophysical knowledge gained from their geophysical work and anomaly testing conducted at the neighbouring Moss Gold Project. The Project would benefit from additional geophysical surveying and expansion of the existing Moss Gold Project IP surveying coverage into the Huronian Gold Project. The estimated cost of this activity is CDN$800,000 (Table 26.1).

•	Targeted surface geological mapping/prospecting and geochemical surveys to validate geophysical interpretations and delineate future drill targets. The estimated cost of this activity is CDN$150,000.

•	Verification of historical drill analytical results (re-logging and analyzing historical cores and drillhole twinning). Gold X2 Mining should prepare work programs to validate and verify historical exploration data to advance data confidence and to assess the use of historical data in any future mineral resource estimation work at the Huronian Gold Project. Validation activities can include

o	Re-logging and re-analyzing select historical drill core using current QA/QC protocols.

o	Reaming out of historical drillholes to conduct accurate downhole geophysical surveys.

o	Detailed reviews and audits of the drillhole databases.

o	Confirmatory drilling (hole twinning and infill holes) to confirm the subsurface geology and approximate gold grades encountered in, and between, the historical drillholes.

The estimated cost of this activity is CDN$650,000 – but costs such as downhole geophysics and drillhole twinning could be categorized within the exploration drill (see next bullet point).

•	Preliminary Modifying Factor studies including baseline environmental, waterfowl, and hydrogeology studies, and social and community engagement work. The estimated cost of this activity is CDN$150,000.

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Table 26.1 Work recommendations.

		Cost	Subtotal
		estimate	cost
Phase	Item	(CDN$)	(CDN$)
Phase 1	Existing geophysical data compilation, re-processing, and interpretation. Expand existing Moss Gold Project IP survey coverage into the Huronian Gold Project.	$800,000
	Surface geological mapping/prospecting and geochemical surveys	$150,000
	Re-logging and re-assaying of existing core with 4-acid ICP analysis to verify historical drill core results.	$650,000
	Preliminary Modifying Factor studies	$150,000	$1,750,000

Phase 2	Exploration and historical drillhole twinning (50 holes & 10,000 m HQ @ $350/m)	$3,500,000
	Preliminary metallurgical testwork	$225,000
	Ongoing Modifying Factor studies	$300,000
	Mineral resource estimate NI 43-101 technical report	$75,000	$4,100,000
	Subtotal cost (CDN$)		$5,850,000
	10% contingency		$585,000
	Total cost estimate (CDN$		$6,435,000

Quality assurance – Quality Control protocols for Phase 1 (and Phase 2) work include, but are not limited to 1) utilize Certified Reference Material sample standards (lower cutoff grade, mean grade, and high grade standards), field blanks, and field duplicates, 2) instigate routine field and pulp duplicate sample analysis to assess the repeatability of the gold assays, 3) conduct a check analysis program that involves an alternative, independent and accredited laboratory, and 4) consider the preparation of a property-specific geological standard that has the same matrix as the project. Note: The geological standard should be subject to homogenization and include at least 60 analyses from a minimum of 6 independent laboratories for round-robin statistical calculations.

Phase 2 work recommendation activities are dependent on the positive results of the Phase 1 work.

The cost of the Phase 2 work, with 10% contingency, is estimated at CDN$4.510 million. Phase 2 work includes:

•	Exploration drilling to test areas of interest as identified by Kesselrun and new areas of interest identified by Gold X2 Mining’s geological interpretations from the Phase 1 work programs. Utilize drillhole planning software to maximize the effectiveness of drilling versus expenditure for the purposes of maximizing potential mineral resource areas and increased classification category. The drill programs should strive to increase the number of metallic screen analytical results to the drill database. The estimated cost of this activity is CDN$3.5 million and is based on drilling approximately 50 holes (10,000 m) at an all-in estimated cost of CDN$350/metre drilled.

12 September 2025	95

•	Preliminary metallurgical test work including, for example, evaluation of grindability and determination of parameters for SAG milling evaluation, perform 3-stage gravity recoverable gold (SGS) tests, evaluate the variability of gravity recovery, gold flotation, and gold leachability, and assess the potential for small-scale heap leach tests. Create conceptual open-pit mine designs and conceptual underground pit designs for preliminary stope designs. The estimated cost of this activity is CDN$225,000.

•	Ongoing Modifying Factor studies such as environmental and social baseline studies in support of exploration, mine development, and permitting, continued ongoing engagement with First Nations and Métis communities, landowners, local stakeholders, and government regulators. The estimated cost of this activity is CDN$300,000.

•	Preparation of a National Instrument 43-101 mineral resource technical report that is prepared in accordance with CIM (2014, 2019) and the disclosure rule NI 43-101. The estimated cost of this activity is CDN$75,000.

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27	References

Aubut, A. (2021): Sungold Project Burchell Lake Area, Ontario, Canada Thunder Bay Mining Division, NTS 53B07 Geology Technical Report; Technical report prepared for Strike Copper Corp., Effective date July 29, 2021, 72 p., < Available on September 8, 2025 at: https://www.strikecopper.com/images/pdf/Strike_Copper_- _Sungold_Technical_Report_-_July_29_2021.pdf >.

Bau, F.S. (1975): Structures in the Kashabowie-Upsala Region Northwestern Ontario; Paper presented at 1975 Geotraverse Workshop, University of Toronto, 6p.

Beakhouse, G. P., Stott, G. M., Blackburn, C. E., Breaks, F. W., Ayer, J., Stone, D., Farrow, C., Corfu, F. (1996): Western Superior Province, Field Trips A5 and B6. Geological Association of Canada, Winnipeg ‘96

Bennett, N.A., (2007), An Investigation of the Potential IOCG Occurrence at Hamlin Lake, Northwestern Ontario: Unpublished bachelor's thesis, Lakehead University, Thunder Bay, Ontario, 25 p.

Benton Resources Inc. (2020): Corporate Presentation; dated March 2020, < Available on September 8, 2025 at: https://www.bentonresources.ca/cms/wp- content/uploads/BENTON-WEB-PRESENTATION.pdf >.

Big Gold Inc. (2025): Big Gold Inc. announces assay results from the Company’s maiden drill program at Tabor; News Release dated February 3, 2025, < Available on September 8, 2025 at: https://biggold.ca/big-gold-reports-drilling-results-at-tabor- property-in-the-shebandowan-greenstone-belt-in-northwestern-ontario >.

Bowdidge, C. (2023): NI43-101 technical report on the Sungold Property; Prepared on behalf of Strike Copper Corp., 121 p., < Available on September 8, 2025 at: https://www.strikecopper.com/images/pdf/SCC-43-101_report_final_signed-2023- 06-01.pdf >.

Clapp, L. (2019): Technical report for MNDM assessment purposes, winter/spring/summer 2019 trenching program: Huronian Property; Assessment Report prepared for Kesselrun Resources Ltd., 153 p.

Clapp, L. November (2020) technical report for MNDM Assessment Purposes, 2019 Trenching Program, Huronian Property. For Kesselrun Resources Ltd. Assessment file number 20000019193

Clapp, L. (2023): Technical report for MNDM assessment purposes, winter/spring/summer 2022 diamond drilling program: Huronian Property; Assessment Report prepared for Kesselrun Resources Ltd., 780 p.

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Fairmont Resources Inc. (2011): Fairmont commences 1,500 metres of diamond drilling at the Clay-Powell Property, Ontario and completes final tranche of non-flow-through private placement; News release dated March 16, 2011, < Available on September 8, 2025 at: https://www.fairmontresources.ca/uploads/198.pdf >.

Fairmont Resources Inc. (2014): Management Discussion And Analysis for the three and six months ended April 30, 2014, < Available on September 8, 2025 at: https://sedar- filings-backup.thecse.com/00029437/1406021921052993.pdf >.

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Franklin, J.M., Gibson, H.L., Jonasson, I.R., and Galley, A.G. (2005): Volcanogenic Massive Sulfide Deposits; In: Hedenquist, J.W., Thompson, J.F.H., Goldfarb, R.J., and Richards, J.P., (eds.), Economic Geology 100th Anniversary Volume: The Economic Geology Publishing Company, p. 523-560.

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Gandhi, S.S. (2004): Magmatic-hydrothermal Fe oxide±Cu±Au deposits: classification for a digital database and an overview of selected districts; IAVCEI General Assembly, Pucón, Chile 2004, CD-ROM.

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Gold X2 Mining Inc. (2024): Technical Report and Updated Mineral Resource Estimate for the Moss Gold Project, Ontario, Canada; Technical report prepared by APEX Geoscience Ltd. for Gold X2 Mining Inc., Effective date: January 31, 2024, 270 p.

Gold X2 Mining Inc. (2025a): Gold X2 signs Definitive Agreement to acquire Kesselrun Resources; In-preparation News Release provided to the Qualified Person on September 15, 2025, < Available at: https://goldx2.com >.

Gold X2 Mining Inc. (2025b): Goldshore announces name change to Gold X2 Mining, appointment of tom Obradovich to the Board of Directors, corporate update and management transition; News Release dated September 2, 2025, < Available on September 9, 2025, at: https://goldx2.com/goldshore-announces-name-change-to-gold-x2-mining-appointment-of-tom-obradovich-to-the-board-of-directors-corporate-update-and-management-transition >.

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Kesselrun Resources Ltd. (2016): Kesselrun Resources acquires Huronian Gold Project; News Release dated July 5, 2016, < Available on August 25, 2025, at: https://www.kesselrunresources.com/news/2016/kesselrun-resources-acquires- huronian-gold-project >.

Kesselrun Resources Ltd. (2017a): Kesselrun Resources provides Huronian update; News Release dated May 23, 2017, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-resources-provides- huronian-update >.

Kesselrun Resources Ltd. (2017b): Kesselrun Resources announces 15.7 g/t gold grab on new Huronian Shear Zone; News Release dated October 11, 2017, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun- resources-samples-huronian-zone >.

Kesselrun Resources Ltd. (2020a): Kesselrun resources samples Huronian Zone; News Release dated August 25, 2020, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-resources-samples- huronian-zone >.

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Kesselrun Resources Ltd. (2020b): Kesselrun Intercepts 42.1 g/t Au over 4.9 m within 45.1 m Zone Averaging 6.2 g/t Au; News Release dated October 7, 2020, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun- intercepts-421-gt-au-over-49-m-within-451-m-zone-averaging-62-gt-au >.

Kesselrun Resources Ltd. (2020c): Kesselrun Intercepts 15.7 g/t Au over 5.2 m including 52.3 g/t over 1.0 m; News Release dated October 21, 2020, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-intercepts-157- gt-au-over-52-m-including-523-gt-over-10-m >.

Kesselrun Resources Ltd. (2020d): Prepares for further drilling and provides update on brokered private placement; News Release dated November 26, 2020 8, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun- prepares-for-further-drilling-and-provides-update-on-brokered-private-placement >.

Kesselrun Resources Ltd. (2021a): Kesselrun intercepts 81.5 g/t Au over 0.6 m within 4.1 m Zone averaging 16.2 g/t Au; News Release dated March 30, 2021, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun- intercepts-815-gt-au-over-06-m-within-41-m-zone-averaging-162-gt-au >.

Kesselrun Resources Ltd. (2021b): Kesselrun extends main Huronian mineralization down plunge; News Release dated July 8, 2021, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-extends-main-huronian- mineralization-down-plunge >.

Kesselrun Resources Ltd. (2021c): Kesselrun extends strike length on McKellar with intercept of 6.4 g/t Au over 5.9 m; News Release dated September 23, 2021, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-extends-main-huronian- mineralization-down-plunge >.

Kesselrun Resources Ltd. (2022a): Kesselrun Continues Expanding McKellar Zone, 2nd Drill Rig to be Procured; News Release dated January 20, 2022, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun- continues-expanding-mckellar-zone-2nd-drill-rig-to-be-procured >.

Kesselrun Resources Ltd. (2022b): Kesselrun makes new high grade gold discoveries in Fisher Zone; News Release dated February 15, 2022, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/-kesselrun-makes-new-high- grade-gold-discoveries-in-fisher-zone >.

Kesselrun Resources Ltd. (2022c): Kesselrun continues drilling high-grade; extends Fisher Zone 250 m to west; News Release dated August 11, 2022, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/-kesselrun- continues-drilling-high-grade-extends-fisher-zone-250-m-to-west >.

Kesselrun Resources Ltd. (2022d): Kesselrun Continues Intercepting High-Grade Gold at McKellar Zone; News Release dated September 22, 2022, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-continues- intercepting-high-grade-gold-at-mckellar-zone >.

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Kesselrun Resources Ltd. (2022e): Kesselrun Doubles McKellar Zone Strike Length; News Release dated November 28, 2022, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-doubles-mckellar-zone- strike-length >.

Kesselrun Resources Ltd. (2023a): Kesselrun Resources Reviews 2022 Along with Further Fisher and Huronian Zone Results; News Release dated January 12, 2023, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/2023/kesselrun-resources-reviews-2022-along-with-further-fisher-and-huronian-zone-results >.

Kesselrun Resources Ltd. (2023b): Kesselrun completes successful airborne geophysical survey; News Release dated January 26, 2023, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-completes-successful- airborne-geophysical-survey >.

Kesselrun Resources Ltd. (2023c): Kesselrun Resources announces final drill results from 2022 drilling and southern geophysical targeting; News Release dated February 9, 2023, < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-resources-announces-final-drill-results-from-2022-drilling-and-southern-geophysical-targeting >.

Kesselrun Resources Ltd. (2025a): Kesselrun Resources reports surface sample results and new Zone; News Release dated March 26, 2025, < Available on March 26, 2025 at: < Available on August 27, 2025 at: https://www.kesselrunresources.com/news/kesselrun-reports-surface-sample-results-and-new-zone >.

Kesselrun Resources Ltd. (2025b): Kesselrun reports on 2024 work program; News Release dated February 27, 2025, < Available on March 26, 2025 at: < Available on August 27, 2025 at: https://www.juniorminingnetwork.com/junior-miner-news/press-releases/1677-tsx-venture/kes/176045-kesselrun-resources-reports-on-2024-work-program.html#:approximately:text=The%20McKellar%20West%20area%20is,relea se%20November%2028%2C%202022) >.

Kirkham , R.V. and Sinclair, W.D. (1996): Porphyry copper, gold, molybdenum, tungsten, tin, silver; In: Geology of Canadian Mineral Deposit Types, O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe (eds); Geological Survey of Canada, Geology of Canada , no . 8, p. 421-446.

Kilpatrick, R. (2022): Echo Ridge Property work assessment report Tilly Lake area; Mineral assessment report prepared for Tashota Resources Inc., Department of Ontario, File ID: 20000020611, 412 p.

Kivi, K. (2023): Church Lake assessment report: Prospecting and geological mapping; Assessment report prepared for Orebot Inc., Department of Ontario, File ID: 20000020938, 53 p.

Kukkee, K R; (1995): Rock magnetic and structural investigation of the Moss Lake Stock and local area, western Shebandowan Belt. Lakehead University thesis Lodge, R W D; (2015): Petrogenesis of intermediate volcanic assemblages from the Shebandowan Greenstone Belt, Superior Province: Evidence for subduction during the Neoarchean

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Lodge, R W D; Chartrand, J E; (2013): Establishing Regional Geodynamic Settings and Metallogeny of Volcanogenic Massive Sulphide Mineralization of Greenstone Belt Assemblages (circa 2720 Ma) of the Wawa Sub-province via Geochemical Comparisons. OGS Miscellaneous Release Data 306

Lydon, J.W, (1990): Volcanogenic Massive Sulphide Deposits Part 1: Descriptive Model: in Roberts, R.G., and Sheahan, P.A., eds, Ore Deposits Models, Geoscience Canada Reprint Series 3, pp. 145-154.

Lydon, J.W. (1996): Characteristics of volcanogenic massive sulfide deposits: Interpretations in terms of hydrothermal convection systems and magmatic hydrothermal systems; Instituto Tecnologico Geominero de Espana, Boletin geologico y minero, v. 107, p. 15-64.

Lyon, E. (2018): Induced Polarization Survey Bark Lake Property; Mineral assessment report prepared for T Rio Tinto Exploration Canada Inc., Department of Ontario, File ID:
20000016317, 62 p.

Ontario Ministry of Mines (2025a): Mineral Inventory records; Ontario Ministry of Mines, Mineral record MDI000000001812, Past Producing Mine: Ardeen, Ardeen Vein No. 1 and 2, Fisher Prospect, McKellar Prospect, Kerry, Huronian, Jackfish, and Moss, last modified May 28, 2025, < Available on August 22, 2025, at: https://www.geologyontario.mines.gov.on.ca/mineral-inventory/MDI000000001812 >.

Oliver, N.H.S., Cleverly, J.S., Geordie, M., Pollard, P.J., Fu, B., Marshall, L.J., Rubenach, M.J., Williams, P.J. and Baker, T., (2004), Modeling the Role of Sodic Alteration in the Genesis of Iron Oxide-Copper-Gold Deposits, Eastern Mount Isa Block, Australia: Economic Geology, v.99, pp. 115-1176.

Ontario Ministry of Mines (2025b): Mineral Inventory records; Ontario Ministry of Mines, Mineral record MDI52B10SW00005, Minoletti Obadinaw, Minoletti Trenches, Beaver Vein, Pele North Zone, last modified December 6, 2021, < Available on August 22, 2025, at: https://www.geologyontario.mines.gov.on.ca/mineral- inventory/MDI52B10SW00005 >.

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Osmani, I.A. (2022): Assessment Report: 2020-2021 Exploration Program on the Echo Ridge Property; Mineral assessment report prepared for Tashota Resources Inc. and Echo Ridge Resources Inc.; Department of Ontario, File ID: 20000020427, 122 p.

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Morton, P. (1982): Archean volcanic stratigraphy, petrology, and chemistry of mafic and ultramafic rocks, chromite, and the Shebandowan Ni-C u mine, Shebandowan, northwestern Ontario; unpublished PhD thesis, Carlton University, Ottawa, Ontario, 346 p.

Pele Mountain Resources Inc. (1997): Surface backhoe trenching program: Pele Mountain Resources Inc., Moss Lake Property, Thunder Bay, northwestern Ontario; Report prepared by F.T. Archibald on behalf of Pele Mountain Resources Inc., Ontario Ministry of Mines Assessment Record 52B10SW0037, 36 p.

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Reynolds, N., Field, M., Fung, N., Perusse, C., Raponi, R., Ugarte, E., Gupta, N. (2023): NI 43-101 technical report Mineral Resource Estimates for the Moss Gold and East Coldstream Deposits, Ontario, Canada (Amended), Prepared for Gold X2 Mining Resources, Prepared by CSA Global Consultants Canada Ltd. technical report NI 43-101 293 p.

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Sky Gold Corp. (2025): Sky Gold’s geochemical sampling yields significant particulate gold grains on its consolidated Shebandowan Property, Northwestern Ontario; News release dated April 24, 2025, < Available on September 8, 2025 at: https://www.skygoldcorp.com/20250424-sky-golds-geochemical-sampling-yields-significant-particulate-gold-grains-on-its-consolidated-shebandowan-property- northwestern-ontario >.

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Strike Copper Corp. (2022): Strike Copper Corp. announces MOU with the Lac des Mille Lacs First Nations; News Release dated October 20, 2022, < Available on September 8, 2025 at: https://www.strikecopper.com/newsarticle/30-2022-news/56-strike-copper-corp-announces-an-mou-with-the-lac-des-mille-lacs-first-nations.html >.

Tashota Resources Inc. (2022): Announces an MOU with the Lac des Mille Lacs First Nations; News Release dated October 20, 2022, < Available on September 8, 2025 at: https://www.tashotaresources.com/news/2022/132-tashota-resources-inc- announces-an-mou-with-the-lac-des-mille-lacs-first-nations.html >.

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28	Certificate of Author

I, Michael B. Dufresne, M.Sc., P. Geol., P. Geo. do hereby certify that:

1.	I am President and a Principal of APEX Geoscience Ltd., 11450 – 160th Street NW, #100, Edmonton, AB, Canada, T5M 3Y7.

2.	I graduated with a B.Sc. Degree in Geology from the University of North Carolina at Wilmington in 1983 and a M.Sc. Degree in Economic Geology from the University of Alberta in 1987.

3.	I am and have been registered as a Professional Geologist with the Professional Geologist with the Professional Geoscientists of Ontario (PGO; Membership Number 3903), Association of Professional Engineers and Geoscientists of Alberta (APEGA; Membership Number 48439), Association of Professional Engineers and Geoscientists of British Columbia (EGBC; Membership Number 37074), Association of Professional Engineers and Geoscientists of New Brunswick (APEGNB; Membership Number L6534), and Professional Engineers and Professional Geoscientists and Firms practicing in the Northwest Territories and Nunavut (NAPEG; Membership Number L3378).

4.	I have worked as a geologist for more than 35 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, including resource estimation, base and precious metal deposits of various types, including greenstone hosted/orogenic gold deposits.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for Items 7.1, 8, 9, 10, 12.2, 13, 14, 24, and 26 in “National Instrument 43-101 Technical Report, Geological introduction to Gold X2 Mining Inc.’s Huronian Gold Project, northwestern Ontario, Canada”, with an effective date of 12 September 2025 (the Technical Report). I performed a site inspection at the Huronian Gold Project on August 28-29, 2025.

7.	To the best of my knowledge, information and belief, the technical report contains all relevant scientific and technical information that is required to be disclosed, to make the technical report not misleading.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with that instrument and form.

9.	I am independent of the issuer, the vendor and the Property applying all the tests in section 1.5 of both NI 43-101 and 43-101CP.

10.	I have not had any prior involvement with the Property that is the subject of the technical report.

Effective Date: 12 September 2025
Signing Date: 23 September 2025
Edmonton, Alberta, Canada

“Signed and Sealed”
Signature of Qualified Person
Michael B. Dufresne, P. Geol., P. Geo.

12 September 2025	105

Certificate of Author

I, D. Roy Eccles, M.Sc., P. Geol. P. Geo., do hereby certify that:

1.	I am Vice President (Corporate Compliance) and Senior Consulting Geologist of APEX Geoscience Ltd., #100 11450-160 Street, Edmonton, Alberta T5M 3Y7.

2.	I graduated with a B.Sc. in Geology from the University of Manitoba in Winnipeg, Manitoba in 1986 and with a M.Sc. in Geology from the University of Alberta in Edmonton, Alberta in 2004.

3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta (APEGA, Member Number 74150) since 2003, and Newfoundland and Labrador Professional Engineers and Geoscientists (PEGNL Member Number 08287) since 2015.

4.	I have worked as a geologist for more than 35 years since my graduation from university and have been involved in all aspects of mineral exploration, mineral research, and mineral resource estimations for metallic, industrial, and critical mineral projects and deposits.

5.	I have read the definition of “Qualified Person”, as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). By reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My technical experience includes mineral exploration, mineral research, and mineral resource estimations for orogenic (mesothermal) vein deposits, intrusion-related deposits, synvolcanic (epithermal), and other precious metal deposit-types throughout North America.

6.	I prepared, and accept responsibility, for Items 1 to 6, 7.2, 7.3, 11, 12.1, 12.3, 12.4, 23, 25, and 27 in “National Instrument 43-101 Technical Report, Geological introduction to Gold X2 Mining Inc.’s Huronian Gold Project, northwestern Ontario, Canada”, with an effective date of 12 September 2025 (the Technical Report). I have not performed a site inspection on the Huronian Gold Project.

7.	To the best of my knowledge, information and belief, the Technical Report contains all relevant scientific and technical information that is required to be disclosed, to make the Technical Report not misleading.

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.	I am independent of Gold X2 Mining Inc., the Vendor, and the Huronian Gold Project, applying for all tests in section 1.5 of NI 43-101 and Companion Policy 43-101CP.

10.	I have not had any prior involvement with Huronian Gold Project, which is the subject of the Technical Report.

Effective Date: 12 September 2025
Signing Date: 23 September 2025
Edmonton, Alberta, Canada

“Signed and Sealed”
Signature of Qualified Person
D. Roy Eccles P. Geol., P. Geo.

12 September 2025	106